Exhibit 99.1

The English part of this parallel document in Danish and English is an unofficial translation of the original Danish text . In the event of disputes or misunderstandings arising from the interpretation of the translation, the Danish language shall prevail . VEDTÆGTER FOR FORWARD PHARMA A/S CVR - NR. 28865880 ARTICLES OF ASSOCIATION OF FORWARD PHARMA A/S CBR - NO. 28865880 1 NAVN OG FORMÅL NAME AND OBJECTS 1.1 Selskabets navn er Forward Pharma A/S. The name of the company is Forward Pharma A/S. 1.2 Selskabets formål er direkte eller indi - rekte via datterselskaber at drive akti - viteter med udvikling, fremstilling, di - stribution og salg af lægemidler, og enhver anden relateret virksomhed ef - ter bestyrelsens skøn . Herudover kan selskabet deltage i samarbejder eller indgå i partnerskaber med andre virk - somheder inden for sit forretningsom - råde, herunder udlicensiere rettighe - der inden for sit forretningsområde . The object of the company is, directly or indirectly through subsidiaries, to conduct business within development, manufacturing, distribution and sale of drugs and medicaments, as well as any other related activities at the discre - tion of the board of directors . Further - more, the company may, within its line of business, participate in partnerships or co - operate with other businesses, including by licensing out rights within its line of business . 2 AKTIEKAPITAL OG AKTIER SHARE CAPITAL AND SHARES 2.1 Selskabets aktiekapital udgør nominelt kr . 950 . 738 , 64 , fordelt i aktier à nomi - nelt kr . 0 , 01 eller multipla heraf . The company's nominal share capital is DKK 950 , 738 . 64 , divided into shares of DKK 0 . 01 each or multiples thereof . 2.2 Aktiekapitalen er fuldt indbetalt. The share capital has been fully paid up. 2.3 Aktierne skal lyde på navn og skal no - teres på navn i selskabets ejerbog. The shares shall be issued in the name of the holder and shall be recorded in the name of the holder in the compa - ny's register of shareholders .

2 2.4 Ejerbogen føres af Computershare A/S (CVR - nr. 27088899). The register of shareholders is kept by Computershare A/S (Company Regis - tration (CVR) no. 27088899). 2.5 Aktierne er ikke - omsætningspapirer . Der gælder ingen indskrænkninger i aktiernes omsættelighed . The shares are non - negotiable instru - ments . No restrictions shall apply to the transferability of the shares . 2.6 Ingen aktier har særlige rettigheder. No shares shall carry special rights. 2.7 Ingen aktionær skal være forpligtet til at lade sine aktier indløse helt eller delvist af selskabet eller andre . No shareholder shall be under an obli - gation to have his shares redeemed in whole or in part by the company or by any third party . 2.8 Der udstedes ikke ejerbeviser for ak - tier i selskabet. No share certificates are issued for the shares in the company. 3 UDSTEDELSE AF WARRANTS OG FORHØJELSE AF AKTIEKAPITALEN ISSUE OF WARRANTS AND IN - CREASE OF THE SHARE CAPITAL Warrants til medarbejdere m.v. Warrants to employees etc. 3.1 Selskabet har frem til 30 . juni 2014 udstedt warrants til selskabets medar - bejdere og konsulenter og medarbej - dere og konsulenter i dets dattersel - skab, Forward Pharma GmbH, i et så - dant omfang og på sådanne vilkår, som fremgår af bilag 1 , der udgør en integreret del af disse vedtægter . End - videre har bestyrelsen i henhold til be - myndigelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt yder - ligere 89 . 080 warrants, der er omfat - tet af bilag 1 , til en af selskabets kon - sulenter uden fortegningsret for sel - skabets aktionærer . “The company has up until 30 June 2014 issued warrants to the com - pany’s employees and consultants and employees and consultants of its sub - sidiary, Forward Pharma GmbH, to the extent and on such terms and condi - tions as set forth in appendix 1 which forms an integral part of these articles of association . In addition, pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of associa - tion, the board of directors has on 1 June 2016 issued additional 89 , 080 warrants covered by appendix 1 to one of the company's consultants without

3 any pre - emption rights for the compa - ny's shareholders. 3.2 Bestyrelsen er i perioden indtil 1 . maj 2024 bemyndiget til, ad én eller flere gange, uden fortegningsret for selska - bets eksisterende aktionærer, at ud - stede op til 53 . 400 . 000 warrants (hvoraf 51 . 261 . 480 allerede er udstedt forud for bemyndigelsens forlængelse den 7 . maj 2019 ), der hver giver ret til at tegne en aktie á nominelt DKK 0 , 01 , til dets medarbejdere, direktionsmed - lemmer, bestyrelsesmedlemmer og konsulenter og/eller medarbejdere, di - rektionsmedlemmer, bestyrelsesmed - lemmer og konsulenter i dets datter - selskaber . Bestyrelsen kan også be - nytte denne bemyndigelse til at ud - stede nye warrants som erstatning for eksisterende og ikke udnyttede war - rants, der ejes af tidligere medarbej - dere, direktionsmedlemmer, bestyrel - sesmedlemmer og konsulenter i sel - skabet og dets datterselskaber . Besty - relsen bemyndiges samtidig til at fore - tage de dertilhørende kapitalforhøjel - ser med op til nominelt DKK 534 . 000 , det vil sige op til 53 . 400 . 000 aktier á nominelt DKK 0 , 01 . De nye aktier, som kan tegnes ved udnyttelse af warrants, udstedes til en tegningskurs, der fast - sættes af bestyrelsen, og som kan være lavere end markedskursen på tidspunktet for udstedelsen af de på - gældende warrants . Øvrige vilkår for warrants fastsættes af bestyrelsen i forbindelse med bestyrelsens udnyt - telse af bemyndigelsen . In the period until 1 May 2024 , the board of directors is authorized, in one or more rounds, without pre - emption rights for the company’s existing share - holders, to issue up to 53 , 400 , 000 warrants (of which 51 , 261 , 480 have already been issued prior to the extension of the authori - zation on 7 May 2019 ), which each en - titles the holder to subscribe for one share of nominally DKK 0 . 01 , to the company’s employees, members of the management, members of the board of directors, and consultants and/or em - ployees, members of the manage - ment, members of the board of direc - tors and consultants of its subsidiaries . The board of directors may also use this authorization to issue new war - rants in replacement of existing, unex - ercised warrants held by former em - ployees, members of the manage - ment, members of the board of direc - tors and consultants of the company and its subsidiaries . The board of di - rectors is further authorized to imple - ment the capital increases required for this purpose by up to nominally DKK 534 , 000 , i . e . up to 53 , 400 , 000 shares of nominally DKK 0 . 01 each . The sub - scription price for the new shares that may be subscribed for by exercise of the warrants in question shall be fixed by the board of directors and may be lower than the market price at the time of issue of the warrants . Other terms and conditions for the warrants, which

4 can be issued by the board of directors according to the authorization, shall be fixed by the board of directors. 3.3 For aktier udstedt på baggrund af be - myndigelsen i punkt 3 . 2 skal i øvrigt gælde : For shares issued pursuant to the au - thorization in article 3 . 2 the following shall apply : at der ikke kan ske delvis indbetaling, that no partial payment may take place; at tegningen af aktier foretages uden fortegningsret for de eksisterende aktionærer, that the subscription shall be effected without pre - emption rights of the ex - isting shareholders ; at aktierne skal tegnes ved kontant indbetaling, that the shares shall be subscribed for against payment of cash; at aktierne skal være ikke - omsæt - ningspapirer, that the shares shall be non - negotiable instruments at aktierne skal lyde på navn og no - teres i selskabets ejerbog, og that the shares shall be made out in the name of the holder and registered in the name of the holder in the com - pany's register of shareholders ; and at aktierne i øvrigt i enhver hen - seende har samme rettigheder som de eksisterende aktier. that the shares in every respect shall carry the same rights as the existing shares . Bestyrelsen kan foretage de ændringer i selskabets vedtægter, der måtte være en følge af kapitalforhøjelsen. The board of directors is entitled to make such amendments to the articles of association as may be required as a result of the capital increase . 3.3A [Flyttet til punkt 1.1 i bilag 2 til ved - tægterne] [Moved to clause 1.1 of appendix 2 to the articles of association]

5 3.3B [Flyttet til punkt 1.2 i bilag 2 til ved - tægterne] [Moved to clause 1.2 of appendix 2 to the articles of association] 3.3C [Flyttet til punkt 1.3 i bilag 2 til ved - tægterne] [Moved to clause 1.3 of appendix 2 to the articles of association] 3.3D [Flyttet til punkt 1.4 i bilag 2 til ved - tægterne] [Moved to clause 1.4 of appendix 2 to the articles of association] 3.3E Uanset modstridende bestemmelser og vilkår i vedtægternes 3 . 1 - 3 . 3 og bi - lag 1 og 2 , skal der foretages de i bilag 3 anførte justeringer af vilkårene for de i bilag 3 nævnte udstedte warrants i selskabet og kontant kompensation af disse warrantindehavere som følge af de ændringer i selskabets kapital - forhold, der blev vedtaget på Selska - bets ekstraordinære generalforsamling den 2 . august 2017 . Irrespective of anything to the con - trary set out in the provisions of arti - cles 3 . 1 - 3 . 3 and appendices 1 and 2 to the company's articles of associations, appendix 3 hereto prescribes the ad - justments to be made to the terms governing the warrants specified in appendix 3 and the cash compensation of such warrant holders due to the changes in the company's capital structure resolved on the company's extraordinary general meeting on 2 August 2017 . De i bilag 3 anførte principper for ju - stering og kompensation finder tilsva - rende anvendelse på de af selskabet udstedte "derferred share awards" før, og som stadig er i kraft, den 2 . august 2017 , uanset at disse optioner ikke er forankret i selskabets vedtægter . The principles for adjustment and compensation set out in appendix 3 shall equally apply to the "deferred share awards" granted by the company prior to, and still in force on, the 2 Au - gust 2017 , regardless of these awards not being embedded in the company's articles of association . Enhver justering i henhold til dette punkt 3 . 3 E er dog betinget af forudgå - ende kontraktuelt samtykke fra inde - haveren af de berørte warrants og de - ferred share awards . Any adjustment pursuant to this article 3 . 3 E is, however, subject to the prior contractual consent of the holder of the affected warrants and deferred share awards . Aktier til medarbejdere m.v. Shares to employees etc.

6 3.4 Bestyrelsen er i perioden indtil 1 . maj 2024 bemyndiget til uden fortegnings - ret for selskabets eksisterende aktio - nærer at forhøje selskabets aktiekapi - tal, ad en eller flere omgange, med op til nominelt DKK 214 . 000 , det vil sige op til 21 . 400 . 000 aktier á nominelt DKK 0 , 01 , ved udstedelse af aktier til dets medarbejdere, direktionsmed - lemmer, bestyrelsesmedlemmer og konsulenter og/eller medarbejdere, di - rektionsmedlemmer, bestyrelsesmed - lemmer og konsulenter i dets datter - selskaber . De nye aktier udstedes til en kurs, der fastsættes af bestyrelsen og som kan være lavere end markeds - kursen . Øvrige vilkår for en sådan ud - stedelse af aktier fastsættes af besty - relsen i forbindelse med bestyrelsens udnyttelse af bemyndigelsen . In the period until 1 May 2024 , the board of directors is authorized to in - crease the share capital of the com - pany, in one or more rounds and with - out pre - emptive subscription rights for the existing shareholders, by up to nominally DKK 214 , 000 , i . e . up to 21 , 400 , 000 shares of nominally DKK 0 . 01 each, by issuance of shares to the company’s employees, members of the management, members of the board of directors, and consultants and/or em - ployees, members of the manage - ment, members of the board of direc - tors and consultants of its subsidiaries . The new shares are issued at a price determined by the board of directors, which may be lower than the market price . Other terms and conditions for such issue of shares, which can be is - sued by the board of directors accord - ing to the authorization, shall be fixed by the board of directors . 3.5 For aktier udstedt på baggrund af be - myndigelsen i punkt 3 . 4 skal i øvrigt gælde : For shares issued pursuant to the au - thorization in article 3 . 4 the following shall apply : at der ikke kan ske delvis indbetaling, that no partial payment may take place; at tegningen af aktier foretages uden fortegningsret for de eksisterende aktionærer, that the subscription shall be effected without pre - emption rights of the ex - isting shareholders ; at aktierne skal tegnes ved kontant indbetaling, that the shares shall be subscribed for against payment of cash; at aktierne skal være ikke - omsæt - ningspapirer, that the shares shall be non - negotiable instruments;

7 at aktierne skal lyde på navn og no - teres i selskabets ejerbog, og at aktierne i øvrigt i enhver hen - seende har samme rettigheder som de eksisterende aktier . Bestyrelsen kan foretage de ændringer i selskabets vedtægter, der måtte være en følge af kapitalforhøjelsen . that the shares shall be made out in the name of the holder and registered in the name of the holder in the com - pany's register of shareholders ; and that the shares in every respect shall carry the same rights as the existing shares . The board of directors is entitled to make such amendments to the articles of association as may be required as a result of the capital increase . 3.5A Bestyrelsen har den 13 . april 2015 ud - nyttet den i punkt 3 . 4 og 3 . 5 inde - holdte bemyndigelse til at forhøje sel - skabets aktiekapital ved at udstede 142 . 150 aktier a nominelt DKK 0 , 10 , i alt nominelt DKK 14 . 215 . The board of directors has on April 13 , 2015 exercised the authorization in - cluded in articles 3 . 4 and 3 . 5 to in - crease the share capital of the com - pany by issue of 142 , 150 shares of nominally DKK 0 . 10 each, in total nominally DKK 14 , 215 . 3.5B Bestyrelsen har den 29 . juli 2016 ud - nyttet den i punkt 3 . 4 og 3 . 5 inde - holdte bemyndigelse til at forhøje sel - skabets aktiekapital ved at udstede 142 , 155 aktier a nominelt DKK 0 , 10 , i alt nominelt DKK 14 . 215 , 50 . Den re - sterende del af bemyndigelsen udgør herefter nominelt DKK 185 . 569 , 50 ak - tier . The board of directors has on July 29 , 2016 exercised the authorization in - cluded in articles 3 . 4 and 3 . 5 to in - crease the share capital of the com - pany by issue of 142 , 155 shares of nominally DKK 0 . 10 each, in total nominally DKK 14 , 215 . 50 . Following this, the remaining part of the author - ization amounts to nominally DKK 185 , 569 . 50 shares . Øvrige kapitalforhøjelser Other capital increases 3.6 Bestyrelsen er indtil 1 . maj 2024 be - myndiget til at beslutte at forhøje sel - skabets aktiekapital, ad én eller flere gange, med et nominelt beløb på i alt op til DKK 1 . 000 . 000 ved udstedelse af The board of directors is authorised in the period until 1 May 2024 to resolve to increase the Company's share capi - tal in one or more issues by up to a total nominal amount of DKK

8 i alt op til 100 . 000 . 000 aktier á nomi - nelt DKK 0 , 01 til en kurs fastsat af be - styrelsen, der kan være lavere end markedskursen . 1 , 000 , 000 by issuance of up to 100 , 000 , 000 shares of DKK 0 . 01 each at a price determined by the board of directors, which may be lower than the market price . 3.7 For aktier udstedt på baggrund af be - myndigelsen i punkt 3 . 6 skal i øvrigt gælde : For shares issued pursuant to the au - thorization in article 3 . 6 the following shall apply : at der ikke kan ske delvis indbetaling, that no partial payment may take place; at tegningen af aktier foretages uden fortegningsret for de eksisterende aktionærer, that the subscription shall be effected without pre - emption rights of the ex - isting shareholders ; at aktierne skal tegnes ved kontant indbetaling, indbetaling i andre værdier end kontanter eller gælds - konvertering, that the shares shall be subscribed for against payment of cash, contribution in kind or conversion of debt ; at aktierne skal være ikke - omsæt - ningspapirer, og that the shares shall be non - negotiable instruments; and at aktierne skal lyde på navn og no - teres i selskabets ejerbog. that the shares shall be made out in the name of the holder and registered in the name of the holder in the com - pany's register of shareholders . Bestyrelsen kan foretage de ændringer i selskabets vedtægter, der måtte være en følge af kapitalforhøjelsen. The board of directors is entitled to make such amendments to the articles of association as may be required as a result of the capital increase . IPO aktier IPO shares 3.8 [Slettet] [Deleted] 3.9 [Slettet] [Deleted]

9 Overallokeringsaktier Over - Allotment Shares 3.10 [Slettet] [Deleted] 3.11 [Slettet] [Deleted] 3.12 [Slettet] [Deleted] 4 BEMYNDIGELSE TIL AT UDLODDE EKSTRAORDINÆRT UDBYTTE OG KØBE EGNE AKTIER AUTHORIZATION TO DISTRIBUTE EXTRAORDINARY DIVIDENDS AND ACQUIRE OWN SHARES 4.1 Bestyrelsen er af generalforsamlingen bemyndiget til at træffe beslutning om uddeling af ekstraordinært udbytte, såfremt Selskabets økonomiske situa - tion giver grundlag for dette . The board of directors is authorized to resolve to distribute extraordinary div - idends if the company's financial situa - tion warrants such distribution . 4.2 Bestyrelsen er i perioden indtil 1 . maj 2024 bemyndiget til at lade Selskabet erhverve egne aktier i et omfang såle - des, at den pålydende værdi af Selska - bets samlede beholdning af egne ak - tier ikke på noget tidspunkt overstiger 10 procent af aktiekapitalen . Vederla - get for de pågældende aktier må ikke afvige mere end 20 procent fra føl - gende kurs : Den ved erhvervelsen no - terede kurs for de på NASDAQ Global Select Market, New York, under fonds - kode US 34986 J 1051 handlede Ameri - can Depositary Shares relateret til sel - skabets aktier divideret med 2 (sva - rende til antallet af underliggende ak - tier i selskabet per American Deposi - tary Share) . Autorisationen kan benyt - tes til at (i) erhverve egne aktier di - rekte, og/eller (ii) erhverve American Depositary Shares som derefter kan In the period until 1 May 2024 , the board of directors is authorized to have the company acquire own shares to such extent that the nominal value of the company's aggregate holding of own shares at no time may exceed 10 percent of the share capital . The price payable for the shares in question may not deviate by more than 20 percent from the following price : The prevailing quoted price at the time of the acquisi - tion applicable to the American Depos - itary Shares related to the company's shares traded under ISIN code US 34986 J 1051 at NASDAQ Global Se - lect Market, New York, divided by 2 (equalling the number of underlying shares in the company per American Depositary Share) . The authorization can be utilized to (i) acquire own shares directly, and/or (ii) acquire American

10 overleveres til depotbanken mod leve - ring af de underliggende aktier repræ - senteret af American Depositary Sha - res . Depositary Shares which can then be surrendered to the depository bank en - abling the company to take delivery of the underlying shares represented by such American Depository Shares . 5 GENERALFORSAMLINGEN, AFHOL - DELSESSTED OG INDKALDELSE GENERAL MEETING, VENUE AND NOTICE 5.1 Generalforsamlingen er inden for de ved lovgivningen og vedtægterne fast - satte grænser den højeste myndighed i selskabet . The general meeting has the supreme authority in all matters relating to the company subject to law and these arti - cles of association . 5.2 Selskabets generalforsamlinger afhol - des i Region Hovedstaden, Danmark. The general meetings of the company shall be held in the Capital Region of Denmark . 5.3 Selskabets ordinære generalforsam - ling afholdes i så god tid, at den revi - derede og godkendte årsrapport kan indsendes til Erhvervsstyrelsen, så den er modtaget i styrelsen inden 5 måne - der efter udløbet af hvert regnskabsår . The annual general meeting of the com - pany shall be held well in advance in order for the revised and adopted an - nual report to be sent to and received by the Danish Business Authority within 5 months after the expiry of each finan - cial year . 5.4 Ekstraordinær generalforsamling af - holdes, når bestyrelsen eller revisor forlanger det . Ekstraordinær general - forsamling skal endvidere afholdes, når det forlanges af aktionærer, der tilsammen ejer mindst fem procent af aktiekapitalen . Sådan begæring skal ske skriftligt til bestyrelsen og være ledsaget af et bestemt angivet forslag til dagsordenspunkt . Bestyrelsen ind - kalder til en ekstraordinær generalfor - samling senest to uger efter, at det er forlangt . Extraordinary general meetings shall be held when determined by the board of directors or requested by the compa - ny's auditor . Furthermore, an extraor - dinary general meeting shall be held when requested by shareholders pos - sessing no less than five per cent of the share capital . Such request shall be submitted in writing to the board of di - rectors and be accompanied by a spe - cific proposal for the business to be transacted . The board of directors con -

11 venes an extraordinary general meet - ing no later than two weeks after such request has been made. 5.5 Generalforsamlinger indkaldes af be - styrelsen med mindst to ugers og højst fire ugers varsel . Indkaldelsen offent - liggøres på selskabets hjemmeside og i øvrigt på den måde og i den form, som de børser, på hvilke selskabets aktier er noteret, til enhver tid måtte forlange . Indkaldelse sendes endvi - dere til alle i ejerbogen noterede akti - onærer, som har fremsat begæring herom . General meetings shall be convened by the board of directors with at least two weeks' and not more than four weeks' notice . The notice shall be published on the company's website and moreover in such way and in such form as required from time to time by the stock ex - changes on which the company's shares are listed . Furthermore, a notice of the general meeting shall be sent to all shareholders recorded in the compa - ny's register of shareholders who have so requested . 5.6 I indkaldelsen skal angives tid og sted for generalforsamlingen samt dagsor - den, hvoraf det fremgår, hvilke anlig - gender der skal behandles på general - forsamlingen. Såfremt forslag til ved - tægtsændringer skal behandles på generalforsamlingen, skal forslagets væsentligste indhold angives i indkal - delsen. Indkaldelse til generalforsam - lingen, hvor der skal træffes beslut - ning efter selskabslovens † 77, stk. 2, † 92, stk. 1 eller 5, eller † 107, stk. 1 eller 2, skal indeholde den fulde ordlyd af forslaget. The notice shall specify the time and place of the general meeting and the agenda containing the business to be transacted at the general meeting . If a proposal to amend the articles of asso - ciation is to be considered at the gen - eral meeting, the main contents of the proposal must be specified in the no - tice . Notices convening general meet - ings at which a resolution shall be passed pursuant to Section 77 (2), Sec - tion 92 (1) or (5), or Section 107 (1) or (2) of the Danish Companies Act must set out the full wording of the pro - posals . 5.7 I en periode på to uger før en general - forsamling, inklusive datoen for gene - ralforsamlingens afholdelse, gøres føl - gende oplysninger tilgængelige på sel - skabets hjemmeside : For a period of two weeks prior to the general meeting, including the date of the general meeting, the following in - formation shall be available on the company’s website :

12 (a) Indkaldelsen (a) The notice convening the general meeting; (b) The total number of shares and voting rights on the date of the notice ; (c) The documents to be presented at the general meeting ; (d) The agenda and the complete pro - posals as well as, for annual gen - eral meetings, the audited annual report ; (e) The forms to be used for voting by proxy or voting by correspond - ence . (b) Det samlede antal aktier og stem - merettigheder på datoen for ind - kaldelsen (c) De dokumenter, der skal fremlæg - ges på generalforsamlingen (d) Dagsordenen og de fuldstændige forslag samt for den ordinære ge - neralforsamlings vedkommende tillige revideret årsrapport (e) De formularer, der skal anvendes ved stemmeafgivelse pr . fuldmagt eller skriftligt ved brevstemme . 6 DAGSORDEN FOR DEN ORDINÆRE GENERALFORSAMLING, DIRIGENT og PROTOKOL AGENDA FOR THE ANNUAL GEN - ERAL MEETING, CHAIRMAN AND PROTOCOL 6.1 Enhver aktionær har ret til at få et be - stemt emne behandlet på den ordi - nære generalforsamling . Begæring herom skal fremsættes skriftligt over for bestyrelsen senest seks uger før generalforsamlingens afholdelse . Every shareholder shall be entitled to have a specific subject considered at the annual general meeting . Such pro - posals must be submitted in writing to the board of directors not later than six weeks prior to the general meeting . 6.2 Dagsordenen for den ordinære gene - ralforsamling skal omfatte følgende: The agenda for the annual general meeting shall include the following: (a) Bestyrelsens beretning om selska - bets virksomhed i det forløbne regnskabsår (b) Fremlæggelse og godkendelse af revideret årsrapport (c) Anvendelse af overskud eller dæk - ning af underskud i henhold til den godkendte årsrapport (d) Meddelelse af decharge til besty - relsen og direktionen (a) The board of directors’ report on the company’s activities in the past financial year ; (b) Presentation and adoption of the audited annual report ; (c) Distribution of profit or covering of loss according to the adopted annual report ; (d) Discharge of the board of direc - tors and the management board ; (e) Valg af medlemmer til bestyrelsen

13 (f) Valg af revisor (g) Eventuelle forslag fra bestyrelse og aktionærer (h) Eventuelt (e) Election of members to the board of directors; (f) Appointment of auditor; (g) Any proposals from the board of directors or shareholders; (h) Any other business. 6.3 Generalforsamlingen ledes af en af be - styrelsen valgt dirigent, der afgør alle spørgsmål vedrørende behandling af dagsordenspunkterne, stemmeafgiv - ning og resultaterne heraf . The general meeting shall be presided over by a chairman elected by the board of directors . The chairman shall decide all questions regarding the busi - ness transacted, the casting of votes and the results of voting . 6.4 Der føres en protokol over generalfor - samlingen, der underskrives af diri - genten . Minutes of the proceedings of the gen - eral meeting shall be entered into a mi - nute book to be signed by the chair - man . 7 AKTIONÆRERNES MØDE - OG STEMMERET PÅ GENERALFORSAM - LINGEN SHAREHOLDERS' ATTENDANCE AND VOTING RIGHTS AT THE GEN - ERAL MEETING 7.1 En aktionærs ret til at deltage i en ge - neralforsamling og til at afgive stemme fastsættes i forhold til de ak - tier, aktionæren besidder på registre - ringsdatoen . Registreringsdatoen lig - ger en uge før generalforsamlingen . De aktier, den enkelte aktionær besid - der, opgøres på registreringsdatoen på baggrund af notering af aktionærens ejerforhold i ejerbogen samt eventu - elle meddelelser om ejerforhold, som selskabet har modtaget med henblik på indførsel i ejerbogen, men som endnu ikke er indført i ejerbogen . The right of a shareholder to attend and vote at a general meeting is determined by the shares held by the shareholder at the record date . The record date is one week prior to the general meeting . The shares held by each shareholder at the record date is calculated based on the registration of the number of shares held by that shareholder in the com - pany’s register of shareholders as well as on any notification of ownership re - ceived by the company for the purpose of registration in the Company’s regis - ter of shareholders, but which have not yet been registered .

14 7.2 En aktionær, der er berettiget til at deltage i generalforsamlingen i hen - hold til punkt 6.1, og som ønsker at deltage i generalforsamlingen, skal se - nest tre dage før dens afholdelse an - mode om adgangskort. A shareholder who is entitled to attend the general meeting pursuant to article 6 . 1 and who wants to attend the gen - eral meeting shall request to receive an admission card no later than three days prior to the date of the general meet - ing . 7.3 En aktionær kan møde personligt eller ved fuldmægtig, og både aktionæren og fuldmægtigen kan møde med en rådgiver . A shareholder may attend in person or by proxy, and the shareholder or the proxy may attend together with an ad - viser . 7.4 Stemmeret kan udøves i henhold til skriftlig og dateret fuldmagt i overens - stemmelse med den til enhver tid gæl - dende lovgivning herom . The right to vote may be exercised by a written and dated proxy in accord - ance with applicable laws . 7.5 En aktionær, der er berettiget til at deltage i en generalforsamling i hen - hold til punkt 6 . 1 , kan endvidere stemme skriftligt ved brevstemme i overensstemmelse med selskabslo - vens regler herom . Brevstemmer skal være selskabet i hænde senest dagen før generalforsamlingen . Brevstemmer kan ikke tilbagekaldes . A shareholder who is entitled to partic - ipate in the general meeting pursuant to article 6 . 1 may vote by correspond - ence in accordance with the provisions of the Danish Companies Act . Such votes by correspondence shall be re - ceived by the Company not later than the day before the general meeting . Votes by correspondence cannot be withdrawn . 7.6 Hvert aktiebeløb på nominelt kr. 0,01 giver én stemme. Each share of the nominal value of DKK 0.01 shall carry one vote. 7.7 Enhver aktionær er berettiget til at af - give forskellige stemmer på sine ak - tier . Kravet i selskabslovens † 104 , stk . 1 , hvorefter en kapitalejer skal stemme samlet på sine kapitalandele, er således fraveget ved denne bestem - melse . Any shareholder is entitled to cast dif - ferent votes on his shares . Accordingly, the requirement set out in Section 104 (1) of the Danish Companies Act ac - cording to which a shareholder must vote on his shares in aggregate, is de - viated from by virtue of this provision .

15 8 BESLUTNINGER PÅ GENERALFOR - SAMLINGEN RESOLUTIONS AT GENERAL MEE - TINGS 8.1 De på generalforsamlingen behand - lede anliggender afgøres ved simpelt stemmeflertal blandt afgivne stem - mer, medmindre andet følger af lov - givningen eller disse vedtægter . Resolutions by the general meeting shall be passed by a simple majority of votes cast unless otherwise prescribed by law or by these articles of associa - tion . 8.2 Til vedtagelse af beslutning om ved - tægtsændringer, selskabets opløsning, fusion eller spaltning kræves, at be - slutningen vedtages med mindst 2 / 3 af såvel de afgivne stemmer som af den på generalforsamlingen repræsente - rede aktiekapital, medmindre der i medfør af lovgivningen stilles stren - gere eller lempeligere vedtagelseskrav eller tillægges bestyrelsen eller andre organer selvstændig kompetence . Adoption of changes to these articles of association, dissolution of the com - pany, merger or demerger requires that the decision is adopted with at least 2 / 3 of the votes cast as well as the share capital represented at the general meeting, unless applicable laws prescribe stricter or less strict adoption requirements or applicable laws confer independent competence to the board of directors or other bodies . 9 ELEKTRONISK KOMMUNIKATION ELECTRONIC COMMUNICATION 9.1 Al kommunikation fra selskabet til de enkelte aktionærer, herunder indkal - delse til generalforsamlinger, kan ske elektronisk via offentliggørelse på sel - skabets hjemmeside eller ved udsen - delse via e - mail. Generelle meddelel - ser gøres tilgængelige på selskabets hjemmeside og på sådan anden måde, som måtte være foreskrevet i henhold til lov. Selskabet kan til enhver tid vælge i stedet at fremsende meddelel - ser mv. med almindelig post. All communication from the company to the individual shareholders, including notices convening general meetings, may take place electronically by post - ing on the company's website or by email . General notices shall be pub - lished on the company's website and in such other manner as may be pre - scribed by applicable laws . The com - pany may at all times choose to send notices, etc . , by ordinary post instead . 9.2 Kommunikation fra aktionærer til sel - skabet kan ske ved e - mail eller med almindelig post . Communication from a shareholder to the company may take place by email or by ordinary post .

16 9 . 3 Selskabet anmoder de navnenoterede aktionærer om en e - mail adresse, hvortil meddelelser mv . kan sendes . Det er den enkelte aktionærs ansvar at sikre, at selskabet til stadighed er i be - siddelse af korrekte oplysninger om e - mail adresse . Selskabet har ingen pligt til at søge oplysningerne berigtiget el - ler til at fremsende meddelelser på an - den måde . The company shall request all share - holders registered by name to submit an email address to which notices, etc . , may be sent . Each shareholder is re - sponsible for ensuring that the com - pany has the correct email address at all times . The company is not obliged to verify such contact information or to send notices in any other way . 9 . 4 Oplysninger om kravene til anvendte systemer samt om fremgangsmåden ved elektronisk kommunikation findes på selskabets hjemmeside, www . for - ward - pharma . com . The company's website, www . forward - pharma . com, contains information about system requirements and elec - tronic communication procedures . 10 BESTYRELSEN BOARD OF DIRECTORS 1 0 . 1 Bestyrelsen varetager den overord - nede ledelse af selskabet. The board of directors shall be in charge of the overall management of the company . 1 0 . 2 Bestyrelsen består af mindst tre og højst syv medlemmer, der vælges af generalforsamlingen . The board of directors consists of not less than three and not more than seven members elected by the general meeting . 1 0 . 3 Bestyrelsen vælger en formand blandt sine medlemmer. The board of directors elects a chair - man among its members. 1 0 . 4 De af generalforsamlingen valgte be - styrelsesmedlemmer vælges for en pe - riode på ét år. Genvalg af bestyrelses - medlemmer kan finde sted. Til selska - bets bestyrelse kan kun vælges perso - ner, som er yngre end 70 år på valgtidspunktet. The members of the board of directors elected by the general meeting are elected for a term of one year . Re - elec - tion of board members may take place . Only persons who are younger than 70 years at the time of election may be elected to the board of directors .

17 10.5 Bestyrelsen er beslutningsdygtig, når over halvdelen af bestyrelsesmedlem - merne, herunder formanden, er re - præsenteret . The board of directors forms a quorum when more than half of its members are represented, including the chairman. 10.6 De i bestyrelsen behandlede anliggen - der afgøres ved simpelt stemmeflertal . I tilfælde af stemmelighed er forman - dens stemme udslagsgivende . Resolutions of the board of directors are passed by simple majority . In the event of equal votes, the chairman shall have a casting vote . 10.7 Bestyrelsen skal ved sin forretningsor - den træffe nærmere bestemmelse om udførelsen af sit hverv . The board of directors shall adopt rules of procedure containing detailed provi - sions for the performance of its duties . 10.8 Over det på bestyrelsesmøderne pas - serede føres en protokol, der under - skrives af samtlige bestyrelsesmed - lemmer . Minutes of the proceedings of the board meetings shall be recorded in a minute book to be signed by all members of the board of directors . 11 DIREKTIONEN EXECUTIVE MANAGEMENT 11.1 Bestyrelsen ansætter en direktion be - stående af ét til tre medlemmer til at varetage den daglige ledelse af selskabet. The board of directors appoints a man - agement board consisting of one to three members to be in charge of the day - to - day management of the com - pany . 12 TEGNINGSREGEL RULES OF SIGNATURE 12.1 Selskabet tegnes (i) af bestyrelsens formand i forening med et bestyrelses - medlem, (ii) af bestyrelsens formand i forening med et medlem af direktionen eller (iii) af den samlede bestyrelse . The company shall be bound (i) by the joint signatures of the chairman and a member of the board of directors, (ii) by the joint signatures of the chairman and a member of the management board, or (iii) by the joint signatures of all members of the board of directors .

18 13 REVISION AUDIT 13.1 Selskabets årsrapport revideres af en statsautoriseret revisor, der vælges af generalforsamlingen for ét år ad gangen. Genvalg kan finde sted. The company's annual report shall be audited by a state - authorized public ac - countant elected by the general meet - ing for a one - year term . Re - election may take place . 14 REGNSKAB ACCOUNTS 14.1 Selskabets regnskab er kalenderåret. The company's financial year follows the calendar year. 14.2 Selskabets årsrapport udarbejdes og aflægges på engelsk. The company’s annual report is pre - pared and presented in English. 15 BILAG APPENDICES 15.1 Bilag 1: Warrant Vilkår Bilag 2: 2014 Warrant Vilkår Bilag 3: Principper for justering og kompensation Appendix 1: Warrants Terms Appendix 2: 2014 Warrant Terms Appendix 3: Adjustment and compen - sation principles Seneste ændring af vedtægterne blev vedtaget den 8 . maj 2019 . Seneste ændring af bilagene blev vedtaget den 24 . april 2020 . Latest amendment of the articles of as - sociation was resolved on 8 May 2018 . Latest amendment of the appendices was resolved on 24 April 2020 .

The English part of this parallel document in Danish and English is an unofficial translation of the original Danish text . In the event of disputes or misunderstandings arising from the interpretation of the translation, the Danish language shall prevail . BILAG 1 TIL VEDTÆGTER FOR FORWARD PHARMA A/S CVR - NR. 28865880 APPENDIX 1 TO ARTICLES OF ASSOCIATION OF FORWARD PHARMA A/S CBR - NO. 28865880 1 WARRANTS WARRANTS 1.1 [Slettet] [Deleted] 1.2 [Slettet] [Deleted] 1.3 [Slettet] [Deleted] 1.4 [Slettet] [Deleted] 1.5 [Slettet] [Deleted] 1.6 Generalforsamlingen har den 8 . de - cember 2012 truffet beslutning om at udstede i alt 9 . 360 warrants til en af selskabets bestyrelsesmedlemmer uden fortegningsret for selskabets aktionærer . De udstedte warrants giver ret til at tegne op til nominelt DKK 16 . 686 aktier i selskabet til DKK 8 , 41424 pr . aktie a nominelt DKK 0 , 10 . De nærmere vilkår for tegning og udnyttelse af de omhandlede warrants fremgår af punkt 2 . Dog gælder føl - gende særlige vilkår for tegning og udnyttelse af warrants i henhold til dette punkt 1 . 6 : On 8 December 2012 , the general meeting has passed a resolution to grant a total of 9 , 360 warrants to one of the company's board members without any pre - emption rights for the company's shareholders . The warrants entitle the holders to subscribe for shares of a nominal value of up to DKK 16 , 686 in the company at a price of DKK 8 . 41424 per share of DKK 0 . 10 . The specific terms governing the sub - scription and exercise of the warrants are set out in clause 2 . However, the following special terms apply to sub - scription and exercise of the warrants under this clause 1 . 6 :

2 (i) Uanset punkt 2.1.4 skal de om - handlede warrants anses for tildelt den 1. december 2012. (ii) Uanset punkt 2 . 2 . 1 , 1 . og 2 . punktum, optjenes de omhandlede warrants lineært og successivt over en periode på 22 måneder . Endvidere skal 100 procent af de omhandlede warrants anses for optjent, såfremt en af følgende begivenheder (en "Change of Con - trol Event") finder sted senest den 30 . juni 2015 : (a) Overdragelse af aktier fra en el - ler flere aktionærer til en tredje - part eller ændringer i aktiekapi - talen, hvorved en tredjepart op - når 50 procent eller mere af ak - tiekapitalen og stemmerettighe - derne i selskabet, eller (b) Overdragelse og/eller licensering til en tredjepart af alle eller dele af selskabets aktiver relateret til immaterielle rettigheder, såfremt sådanne immaterielle rettigheder er af væsentlig betydning for selskabets virksomhed og for - mål, herunder immaterielle ret - tigheder relateret til lægemidler omfattende dimethylfumarate . Ved definitionen af Change of Cont - rol Event skal "tredjepart" ikke om - (i) Irrespective of clause 2.1.4, the warrants shall be deemed granted on 1 December 2012. (ii) Irrespective of clause 2 . 2 . 1 , first and second paragraph, the war - rants shall vest linearly and suc - cessively over a period of 22 months . Further, 100 per cent of the warrants shall vest provided that one of the following events (a "Change of Control Event") is completed on or prior to 30 June 2015 : (a) Transfer of shares from one or more shareholders to a third party or changes to the share capital, whereby a third party obtains 50 per cent or more of the share capital and voting rights in the company, or (b) Transfer and/or licencing of all or parts of the assets related to the intellectual property rights of the company to a third party, provided that such intellectual property rights are of major im - portance in respect of the busi - ness and objectives of the com - pany, including intellectual prop - erty rights related to drug prod - ucts comprising dime - thylfumarate . For the purposes of the definition of Change of Control Event "third par -

3 fatte en investeringsfond eller an - den investeringsenhed, der er di - rekte eller indirekte ledet af Florian Schönharting . (iii) Uanset om andet måtte fremgå af punkt 2 , så bortfalder disse warrants uden videre og uden kompensation, såfremt en Chan - ge of Control Event ikke er gen - nemført senest den 30 . novem - ber 2018 . (iv) Warrantmodtageren kan i tilfæl - de af en Change of Control Event udnytte alle de omhandlede war - rants på de vilkår, der fremgår af punkt 2 . 6 . 4 (ii) . (v) Punkt 2.4 erstattes af følgende: (a) Såfremt selskabet opsiger war - rantmodtagerens ansættelses - eller konsulentforhold, uden at der foreligger misligholdelse fra warrantmodtagerens side, optje - nes alle warrants . (b) I tilfælde af selskabets ophævel - se af ansættelses - eller konsu - lentforholdet som følge af war - rantmodtagerens misligholdelse, bortfalder alle, både optjente og ikke - optjente, warrants automa - tisk og uden kompensation . ty" shall not include an investment fund or other investment vehicle managed directly or indirectly by Florian Schönharting . (iii) Irrespective of anything to the contrary in clause 2 , if a Change of Control Event has not been completed on or prior to 30 No - vember 2018 the warrants shall lapse without any further notice and without compensation . (iv) The warrant holder may in the event of a Change of Control Event exercise all warrants on the terms provided for in clause 2 . 6 . 4 (ii) . (v) Clause 2 . 4 shall be replaced by the following : (a) If the company terminates the warrant holder's employment or engagement with the company without cause on the part of the warrant holder, all warrants shall vest . (b) In case of termination of the employment or engagement with the company by the com - pany as a consequence of cause on the part of the warrant hold - er, all warrants, whether vested or not, shall lapse without any further notice and without com -

4 (c) I tilfælde af warrantmodtagerens opsigelse af ansættelses - eller konsulentforholdet, bortfalder al - le ikke - optjente, warrants auto - matisk og uden kompensation . Optjente warrants berøres ikke af warrantmodtagerens opsigel - se . (d) Ved warrantmodtagerens død bortfalder alle ikke - optjente war - rants automatisk og uden kom - pensation . Warrantmodtagerens bo og/eller arvinger er berettiget til at overtage warrantmodtage - rens rettigheder og forpligtelser for så vidt angår alle optjente warrants, såfremt bo - et/arvingerne i enhver henseen - de overholder de vilkår, der gælder for warrantmodtagerens warrants og aktier tegnet ved udnyttelse af disse warrants . (e) I tilfælde af warrantmodtagerens pension på grund af alder eller invaliditet, bortfalder alle ikke - optjente warrants på tidspunktet for pensioneringen eller invali - deringen automatisk og uden kompensation . Warrants, der er optjent ret til berøres ikke af op - sigelsen . pensation. (c) In case of the warrant holder's termination of the employment or engagement with the compa - ny, all warrants that have not vested, shall lapse without any further notice and without com - pensation . Vested warrants shall not be affected by the termina - tion . (d) At the warrant holder's death all warrants that have not vested shall lapse without any further notice and without compensa - tion . The warrant holder's estate and/or the lawful heirs shall be entitled to assume the warrant holder's rights and obligation vis - à - vis all vested warrants, provided that the estate and/or the lawful heirs shall comply with the terms for the warrant holder's warrants and the shares subscribed for pursuant to the warrants in every respect . (e) In case of the warrant holder's age related retirement or retire - ment due to invalidity, all war - rants that have not vested at the retirement or invalidity shall lapse without any further notice and without compensation . Vest - ed warrants shall not be affected by the retirement or invalidity .

5 Samtidig med udstedelsen af de om - handlede warrants har generalforsam - lingen truffet beslutning om den dertil hørende kontante kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det mindste og det højeste beløb, hvormed aktiekapitalen skal kunne forhøjes, udgør nominelt DKK 0 , 10 henholdsvis DKK 16 . 686 , og - Kapitalforhøjelsen sker til kurs 8 . 414 , 24 , svarende til DKK 8 , 41424 pr . aktie a nominelt DKK 0 , 10 . As a consequence of the resolution to grant warrants, the general meeting has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in clause 3 and in the following : - The minimum and maximum amount by which the share capital may be increased, will be nominal DKK 0 . 10 and nominal 16 , 686 , re - spectively ; and - The subscription will be made at a subscription rate of 8 , 414 . 24 , cor - responding to DKK 8 . 41424 per share of nominally DKK 0 . 10 . 1.7 [Slettet] [Deleted] 1.8 [Slettet] [Deleted] 1.9 [Slettet] [Deleted] 1.10 [Slettet] [Deleted] 1.11 [Slettet] [Deleted] 1.12 [Slettet] [Deleted] 1.13 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3.2 og 3.3 den 1. juni 2016 udstedt i alt 89.080 warrants til en af selskabets Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of

6 konsulenter uden fortegningsret for selskabets aktionærer . De udstedte warrants giver ret til at tegne for ind - til nominelt DKK 8 . 908 aktier i selska - bet til DKK 3 , 93012 pr . aktie af nomi - nelt DKK 0 , 10 . De nærmere vilkår for tegning og udnyttelse af de omhandlede warrants fremgår af punkt 2 og 3 . Dog gælder følgende særlige vilkår for tegning og udnyttelse af de omhandlede warrants i henhold til dette punkt 1 . 13 : (i) Uanset punkt 2 . 1 . 4 skal de til - delte warrants anses for tildelt den 1 . juni 2016 . (ii) Uanset punkt 2 . 2 skal de tildelte warrants være fuldt optjent på tildelingstidspunktet . (iii) warrantmodtageren kan udnytte de tildelte warrants i tilfælde af en Change of Control Event (som defineret nedenfor) . Punkt 2 . 6 . 6 finder tilsvarende anvendelse i tilfælde af en Change of Control Event . "Change of Control Event" er de - fineret som: (a) overdragelse af aktier fra en el - 89 , 080 warrants to one of the compa - ny's consultants without any pre - emption rights for the company's shareholders . The warrants entitle the holder to subscribe for shares of a nominal value up to DKK 8 , 908 in the company at a price of DKK 3 . 93012 per share of nominally DKK 0 . 10 . The specific terms governing the sub - scription and exercise of the warrants are set out in clauses 2 and 3 . How - ever, the following special terms apply to subscription and exercise of the warrants under this clause 1 . 13 : (i) Irrespective of clause 2 . 1 . 4 , the warrants shall be deemed granted on 1 June 2016 . (ii) Irrespective of clause 2 . 2 , the warrants shall be fully vested on the grant date . (iii) The warrant holder may in the event of a Change of Control Event (as defined below) exer - cise all warrants . Clause 2 . 6 . 6 shall apply accordingly in the event of a Change of Control Event . “Change of Control Event" is de - fined as: (a) transfer of shares from one or

7 ler flere aktionærer til en tredje - part eller ændringer i aktiekapi - talen, hvorved en tredjepart op - når 50 procent eller mere af ak - tiekapitalen og stemmerettighe - derne i selskabet, eller (b) overdragelse og/eller licensering til en tredjepart af alle eller dele af Selskabets aktiver relateret til immaterielle rettigheder, såfremt sådanne immaterielle rettigheder er af væsentlig betydning for selskabets virksomhed og for - mål, herunder immaterielle ret - tigheder relateret til lægemidler omfattende dimethylfumarate . Ved definitionen af Change of Control Event er en investerings - fond eller andet investeringssel - skab, der direkte eller indirekte er ledet af Florian Schönharting, ikke omfattet af begrebet "tred - jepart" . (iv) Uanset punkt 2 . 3 . 1 kan optjente warrants kun udnyttes i perioden fra datoen for tildelingen til den 30 . juni 2018 (begge dage inklu - sive), og de tildelte warrants bortfalder den 1 . juli 2018 uden yderligere varsel og uden kom - pensation . Uanset det foranstå - more shareholders to a third party or changes to the share capital, whereby a third party obtains 50 per cent or more of the share capital or voting rights in the company, or transfer and/or licencing of all or parts of the assets related to the intellectual property rights of the company to a third party, pro - vided that such intellectual property rights are of major im - portance in respect of the busi - ness and objectives of the com - pany, including intellectual prop - erty rights related to drug prod - ucts comprising dime - thylfumarate . For the purposes of the defini - tion of Change of Control Event "third party" shall not include an investment fund or other in - vestment vehicle managed di - rectly or indirectly by Florian Schönharting . (iv) Irrespective of clause 2 . 3 . 1 , vested warrants may only be ex - ercised during the period from the date of the grant to 30 June 2018 (both dates inclusive) and the warrants shall lapse on 1 Ju - ly 2018 without further notice or compensation . Notwithstanding

8 ende udløber de tildelte warrants straks og annulleres uden kom - pensation, hvis nogle af de war - rants, som selskabet tidligere har udstedt, og som warrant - modtagen er i besiddelse af på tildelingstidspunktet, udnyttes på et hvilket som helst tids - punkt . (v) Punkt 2.4 erstattes af følgende: (a) Såfremt selskabet opsiger war - rantmodtagerens ansættelses - eller konsulentforhold, uden at der foreligger misligholdelse fra warrantmodtagerens side, bort - falder alle ikke - optjente war - rants på tidspunktet for opsigel - sen automatisk og uden kom - pensation . Warrants, der er op - tjent ret til berøres ikke af opsi - gelsen . (b) I tilfælde af selskabets ophævel - se af ansættelses - eller konsu - lentforholdet som følge af war - rantmodtagerens misligholdelse, bortfalder alle, både optjente og ikke - optjente, warrants automa - tisk og uden kompensation . (c) I tilfælde af warrantmodtagerens the foregoing, the warrants will immediately expire and be can - celled for no compensation if any of the warrants previously issued by the company and held by the warrant holder at the grant date are exercised at any time (v) Clause 2.4 shall be replaced by the following: ( a ) If the company terminates the warrant holder's employment or engagement with the com - pany without cause (in Dan - ish : misligholdelse) on the part of the warrant holder, all warrants that have not vested at the termination shall lapse without any further notice and without compensation . Vested warrants shall not be affected by the termination . (b) In case of termination of the employment or engagement with the company by the company as a consequence of cause on the part of the warrant holder, all warrants, whether vested or not, shall lapse without any further notice and without compensa - tion . (c) In case of the warrant holder's

9 opsigelse af ansættelses - eller konsulentforholdet, uden at der foreligger væsentlig mislighol - delse fra selskabets side, bort - falder alle, både optjente og ik - ke - optjente, warrants automa - tisk og uden kompensation . (d) I tilfælde af warrantmodtagerens ophævelse af ansættelses - eller konsulentforholdet som følge af selskabets væsentlige mislighol - delse, får opsigelsen ingen ind - flydelse på hverken optjente og ikke - optjente warrants . (e) Ved warrantmodtagerens død bortfalder alle ikke - optjente war - rants automatisk og uden kom - pensation . warrantmodtagerens bo og/eller arvinger er berettiget til at overtage warrantmodtage - rens rettigheder og forpligtelser for så vidt angår alle optjente warrants, såfremt bo - et/arvingerne i enhver henseen - de overholder de vilkår, der gælder for warrantmodtagerens warrants og aktier tegnet ved ud - nyttelse af disse warrants . (f) I tilfælde af warrantmodtagerens termination of the employment or engagement with the compa - ny without material cause (in Danish : væsentlig mislighold - else) on the part of the compa - ny, all warrants, whether vested or not, shall lapse without any further notice and without com - pensation . (d) In case of the warrant holder's termination of the employment or engagement with the compa - ny as a consequence of material cause on the part of the compa - ny, all warrants, whether vested or not, shall remain unaffected by the termination . (e) At the warrant holder's death all warrants that have not vested shall lapse without any further notice and without compensa - tion . The warrant holder's estate and/or the lawful heirs shall be entitled to assume the warrant holder's rights and obligation vis - à - vis all vested warrants, provided that the estate and/or the lawful heirs shall comply with the terms for the warrant holder's warrants and the shares subscribed for pursuant to the warrants in every respect . (f) In case of the warrant holder's

10 pension på grund af alder eller invaliditet, bortfalder alle ikke - optjente warrants på tidspunktet for pensioneringen eller invali - deringen automatisk og uden kompensation . Warrants, der er optjent ret til berøres ikke af op - sigelsen . Samtidig med udstedelsen af de om - handlede warrants har generalforsam - lingen truffet beslutning om den dertil hørende kontante kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det mindste og det højeste beløb, hvormed aktiekapitalen skal kunne forhøjes, udgør nominelt DKK 0 , 10 henholdsvis DKK 8 . 908 , og - Kapitalforhøjelsen sker til kurs 3 . 930 , 12 svarende til DKK 3 , 93012 pr . aktie a nominelt DKK 0 , 10 . age related retirement or retire - ment due to invalidity, all war - rants that have not vested at the retirement or invalidity shall lapse without any further notice and without compensation . Vest - ed warrants shall not be affected by the retirement or invalidity . As a consequence of the resolution to grant warrants, the general meeting has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in clause 3 and in the following : - The minimum and maximum amount by which the share capi - tal may be increased, will be nominally DKK 0 . 10 and nominal - ly 8 , 908 , respectively ; and - The subscription will be made at a subscription rate of 3 , 930 . 12 , corresponding to DKK 3 . 93012 per share of nominally DKK 0 . 10 . 2 VILKÅR FOR WARRANTS TERMS FOR WARRANTS Med respekt af det i punkt 1 ovenfor anførte skal følgende vilkår være gæl - dende for warrants ("Warrants"), der er udstedt til medarbejdere, konsulen - ter, direktion og medlemmer af besty - relsen i Forward Pharma A/S eller dets datterselskab ("Modtagerne") frem til Subject to clause 1 above, the follow - ing terms shall apply for warrants (the "Warrants") issued to employees, consultants, management and mem - bers of the board of directors of For - ward Pharma A/S or its subsidiary (the "Holders") up until 30 June 2014

11 30. juni 2014, til tegning af aktier i Forward Pharma A/S ("Selskabet"). for the subscription of shares in For - ward Pharma A/S (the "Company"). 2.1 TILDELING AF WARRANTS GRANT OF WARRANTS 2.1.1 Warrants tildeles vederlagsfrit, og hver Warrant berettiger Modtagerne til at tegne det antal aktier til de kur - ser, der fremgår af punkt 1 . 1 - 1 . 11 ovenfor . The Warrants shall be granted without any consideration and every Warrant entitles the Holders to subscribe for such number of shares at such prices as are set out in clauses 1 . 1 - 1 . 11 above . 2.1.2 Tildelingen og udnyttelsen af Warrants er betinget af, at Modtageren tiltræ - der samme forpligtelser og begræns - ninger som de øvrige aktionærer har eller efterfølgende påtager sig i hen - hold til vedtægterne og den eventuel - le ejeraftale, der til enhver tid måtte være indgået mellem de eksisterende aktionærer i Selskabet, herunder, men ikke begrænset til, bestemmelser om opdeling i ekstra aktieklasser, præferencestilling til udbytte - , likvida - tions - og salgsprovenu, omsættelig - hedsbegrænsninger, forkøbsrettighe - der, bindingsperiode, medsalgspligt, pligt til at acceptere ændringer i ejer - aftalen m . v . The grant and exercise of the War - rants shall be conditional on the Hold - er's adherence to the same obliga - tions and limitations as the other holders of shares have or will under - take in accordance with the articles of association and the shareholders' agreement entered into among the existing shareholders in the Company from time to time, if any, including, but not limited to, provisions regard - ing division into additional share clas - ses, dividend, liquidation and trade sale proceeds preference, restrictions of the shares transferability, pre - emption rights, lock - up period, drag along rights, obligation to commit to amendments to the shareholders' agreement etc . 2.1.3 Warrants kan tegnes af Modtageren i en periode på indtil 2 uger efter, at Selskabet har tilbudt Modtageren Warrants, ved underskrivelse af aftale om tegning ("Tegningslisten") og ind - levering heraf til Selskabet . Såfremt The Warrants may be subscribed for, by the Holder for a period of two weeks as of the date of the Company offering the Holder the Warrants by signing an agreement of subscription (the "Subscription List") and delivery

12 Tegningslisten ikke indleveres til Sel - skabet rettidigt, bortfalder Selskabets tilsagn til den pågældende Modtager. hereof to the Company . If the Sub - scription List is not delivered to the Company before expiry of the said period, the offer from the Company to the Holder will lapse . 2.1.4 Warrants tildeles med virkning fra den dato, hvor Selskabet og Modtageren begge har underskrevet Tegningsli - sten ("Tildelingstidspunktet"), med - mindre andet fremgår af Tegningsli - sten . Af praktiske hensyn sker den formelle tildeling af Warrants, om nogen, i almindelighed en gang om året . The Warrants shall be granted with effect from the date when the Compa - ny and the Holder have signed the Subscription List (the "Time of Grant") except as otherwise provided for in the Subscription List . For practical purposes the formal grant of War - rants, if any, will normally be carried out once a year . 2.2 OPTJENING AF WARRANTS VESTING OF SHARES 2.2.1 Warrants optjenes med 25 % i hvert af de fra Tildelingstidspunktet følgen - de 4 år . Således optjenes 25 % af de omhandlede Warrants 1 år efter Tilde - lingstidspunktet, 50% 2 år efter Til - delingstidspunktet, 75% 3 år efter Tildelingstidspunktet og 100% 4 år efter Tildelingstidspunktet . Dog finder de i pkt . 2 . 4 anførte vilkår for optje - ning anvendelse, hvis Modtagerens ansættelse i eller tilknytning til Sel - skabet ophører . The Warrants shall vest ( in Danish : optjenes) with 25 % in each of the four years following the Time of Grant . Consequently, 25 % of the War - rants shall vest one year after the Time of Grant, 50 % two years after the Time of Grant, 75 % three years after the Time of Grant and 100 % four years after the Time of Grant . However, in case of termination of the Holder's employment or engagement with the Company the terms for vest - ing set out in clause 2 . 4 shall apply . 2.2.2 Optjeningen af Warrants er betinget af, at Modtageren er ansat i eller til - knyttet Selskabet . Modtageren optje - ner ingen Warrants, hvis ansættelses - forholdet eller tilknytning til Selskabet ophører, uanset årsagen hertil, med - The vesting of Warrants shall be sub - ject to the Holder being employed with or engaged by the Company . No Warrants shall vest after the termina - tion of the Holder's employment or engagement with the Company irre -

13 mindre andet er foreskrevet i dansk lovgivning. spective of the reason for such termi - nation except if otherwise provided for in mandatory Danish law. 2.2.3 Optjeningen af Warrants påvirkes ikke af lovreguleret orlov. The vesting of Warrants shall not be influenced by leave of absence regu - lated by law . 2.3 BETINGELSER OG FREMGANGSMÅ - DE FOR UDNYTTELSE AF WAR - RANTS CONDITIONS AND PROCEDURE FOR THE EXERCISE OF THE WAR - RANTS 2.3.1 Modtageren kan udnytte sine optjente Warrants i en periode på seks (6) år fra Tildelingstidspunktet . Dog kan udnyttelse alene finde sted i en perio - de på tre (3) uger efter offentliggørel - sen af Selskabets årsrapport eller kvartalsregnskaber i hvert af de re - spektive år ("Udnyttelsesperioden") . Hvis Modtagerens ansættelse i eller tilknytning til Selskabet ophører, fin - der de i pkt . 2 . 4 anførte vilkår for udnyttelse af Warrants anvendelse, og vilkårene i pkt . 2 . 6 finder anvendelse i tilfælde af Selskabets likvidation, fusi - on, spaltning og ved salg eller ombyt - ning af aktiemajoriteten . The Holder may exercise the vested Warrants for a period of six (6) years from the Time of Grant . However, the exercise may only be carried out in a period of three (3) weeks following the publication of the Company's an - nual report or quarterly financial statements in each of the respective years (the "Exercise Period") . In case of termination of the Holder's em - ployment or engagement with the Company, the terms for exercising the Warrants set out in clause 2 . 4 shall apply and the terms in clause 2 . 6 shall apply in case of the Compa - ny's liquidation, merger, demerger, and in case of a trade sale or swap of the share majority . 2.3.2 Modtageren kan i Udnyttelsesperioden udnytte sine optjente Warrants ad én eller flere omgange, indtil Modtageren i alt har tegnet det samlede antal aktier, som de optjente Warrants be - rettiger Modtageren til at tegne i Sel - skabet . During the Exercise Period, the Holder may exercise the vested Warrants in one or more rounds until the Holder has subscribed for the total number of shares that the vested Warrants enti - tle the Holder to subscribe for in the Company .

14 2.3.3 Hvis Modtageren ønsker at udnytte sine optjente Warrants, skal Modtage - ren give Selskabets bestyrelse skriftlig meddelelse herom, senest samme dag, som udnyttelsen ønskes gennem - ført, med angivelse af, hvor mange aktier der ønskes tegnet . Selskabet er herefter forpligtet til at foranledige, at Modtageren gives adgang til at fore - tage den ønskede tegning samt til at gennemføre den fornødne forhøjelse af aktiekapitalen . If the Holder wishes to exercise the vested Warrants, the Holder shall notify the Company's board of direc - tors in writing no later than the day of carrying out the exercise, stating the number of shares to be subscribed for . The Company shall subsequently be obliged to arrange for the Holder's subscription and to carry out the nec - essary increase of the share capital . 2.3.4 Senest syv (7) dage efter meddelelsen om tegning skal Modtageren kontant, ved bankgaranteret check eller på anden af Selskabet foreskreven måde indbetale det fulde beløb til tegning af det antal aktier, som Modtageren øn - sker at tegne . Selskabet bekræfter tegningen og indbetalingen og indfø - rer efter registrering af forhøjelsen af aktiekapitalen hos Erhvervsstyrelsen Modtageren i Selskabets aktiebog . No later than seven (7) days after the notification of exercise, the Holder shall pay in cash by bank transfer or in such other manner as the Company may require, the full subscription amount for the number of shares the Holder wishes to subscribe for . The Company shall confirm the subscrip - tion and payment, and following regis - tration of the increase of the share capital with the Danish Business Au - thority, the subscription of the Holder will be entered into the Company's register of shareholders . 2.3.5 Såfremt Selskabet børsnoteres, er Modtagerens udnyttelse af optjente Warrants og den efterfølgende aktie - besiddelse i Selskabet underlagt de til enhver tid gældende regler for børs - noterede aktier, herunder reglerne om insiderhandel . If the Company is to be listed on a stock exchange, the Holder's exercise of vested Warrants and the subse - quent holding of shares in the Com - pany shall be governed by the regula - tion applicable from time to time for listed shares, including all relevant regulations relating to insider trading .

15 2.3.6 Warrants, der ikke er udnyttet ved Udnyttelsesperiodens udløb, bortfal - der uden yderligere varsel og uden kompensation . Warrants that are not exercised at the expiration of the Exercise Period will lapse without any further notice and without compensation . 2.4 OPHØR AF MODTAGERENS FOR - HOLD TIL SELSKABET TERMINATION OF THE HOLDER'S RELATIONS WITH THE COMPANY Selskabets opsigelse af Modtagerens ansættelsesforhold i eller tilknytning til Selskabet The Company's Termination of the Holder's Employment or Engagement with the Company 2.4.1 Såfremt Selskabet opsiger Modtage - rens ansættelsesforhold i eller tilknyt - ning til Selskabet, uden at dette skyl - des Modtagerens misligholdelse, har Modtageren ret til at udnytte optjente, ikke - udnyttede Warrants i henhold til pkt . 2 . 3 . De omhandlede Warrants skal i givet fald og uanset pkt . 2 . 2 . 1 anses for optjent lineært og successivt over en periode på fire (4) år fra Til - delingstidspunktet . Warrants, der ikke er udnyttet, bortfalder uden yderlige - re varsel og uden kompensation . Dog, har Modtageren, såfremt han er løn - modtager - lønmodtager som det de - fineres i aktieoptionsloven – ret til at udnytte de omhandlede Warrants i overensstemmelse med de ufravigeli - ge principper i nævnte lov . If the Company terminates the Hold - er's employment or engagement with the Company without cause ( in Dan - ish : misligholdelse) on the part of the Holder, the Holder shall have a right to exercise vested, not exercised War - rants in accordance with clause 2 . 3 . The Warrants shall in this case and irrespective of clause 2 . 2 . 1 be regard - ed as having vested linearly and suc - cessively over a period of four (4) years from the Time of Grant . War - rants that are not exercised will lapse without any further notice and without compensation . However, if the Holder is an employee ( in Danish : lønmod - tager) as defined in the Danish regu - lation regarding warrants ( in Danish : Aktieoptionsloven), the Holder has a right to exercise the warrants in ac - cordance with the mandatory princi - ples in the said regulation . Modtagerens opsigelse af ansættel - sesforholdet i eller tilknytning til Sel - skabet The Holder's Termination of the Em - ployment or Engagement with the Company

16 2.4.2 I tilfælde af Modtagerens opsigelse af ansættelsesforholdet i Selskabet eller tilknytning til Selskabet uden at Sel - skabet væsentligt har misligholdt sine forpligtelser, har Modtageren ret til at udnytte optjente ikke - udnyttede War - rants . De omhandlede Warrants skal i givet fald og uanset pkt . 2 . 2 . 1 anses for optjent lineært og successivt over en periode på fire (4) år fra Tilde - lingstidspunktet . Dog bortfalder alle Warrants, der ikke er udnyttet inden en (1) måned fra datoen for opsigel - sen af ansættelsesforholdet i eller tilknytning til Selskabet, uden yderli - gere varsel og uden kompensation . In case of the Holder's termination of the employment or engagement with the Company without material cause ( in Danish : væsentlig misligholdelse) on the part of the Company, the Hold - er shall have a right to exercise vest - ed, not exercised Warrants . The War - rants shall in this case and irrespec - tive of clause 2 . 2 . 1 be regarded as having vested linearly and successive - ly over a period of four (4) years from the Time of Grant . However, all War - rants which have not been exercised within one (1) month from the date of termination of the employment or engagement with the Company will lapse without any further notice and without compensation . I tilfælde af Modtagerens opsigelse af ansættelsesforholdet i eller tilknytning til Selskabet som følge af at Selskabet væsentligt har misligholdt sine for - pligtelser kan Modtageren udnytte sine Warrants som beskrevet under pkt . 2 . 4 . 1 . In case of the Holder's termination of the employment or engagement with the Company as a consequence of material cause on the part of the Company, the Holder may exercise the Warrants as described under clause 2 . 4 . 1 . Selskabets/Modtagerens opsigelse af ansættelsesforholdet i eller tilknytning til Selskabet som følge af Modtage - rens misligholdelse af sine forpligtel - ser The Company's/the Holder's Termina - tion of the Employment or Engage - ment with the Company as a Conse - quence of Cause on the Part of the Holder 2.4.3 I tilfælde af Selskabets eller Modtage - rens opsigelse af ansættelsesforholdet i eller tilknytning til Selskabet som følge af Modtagerens misligholdelse af In case of termination of the employ - ment or engagement with the Compa - ny by the Company or the Holder as a consequence of cause on the part of

17 sine forpligtelser overfor Selskabet bortfalder alle Warrants, der ikke er udnyttet på det tidspunkt, hvor mis - ligholdelsen sker uden yderligere var - sel og uden kompensation . the Holder, all Warrants which have not been exercised at the time of the breach will lapse without any further notice and without compensation . Ophør ved Modtagerens død Termination at the Death of the Hold - er 2.4.4 Ved Modtagerens død har boet og/eller arvingerne ret til at udnytte optjente, ikke - udnyttede Warrants, jf . pkt . 2 . 3 . De omhandlede Warrants skal i givet fald og uanset pkt . 2 . 2 . 1 anses for optjent lineært og successivt over en periode på fire (4) år fra Til - delingstidspunktet . Endvidere kan optjente, ikke - udnyttede Warrants udnyttes forud for boets afslutning, dog aldrig på et tidspunkt, der ligger efter Udnyttelsesperiodens udløb . Boet og/eller arvingerne er i øvrigt i enhver henseende underlagt de for Modtageren fastsatte vilkår for de omhandlede Warrants og de tegnede aktier i overensstemmelse med de omhandlede Warrants i enhver anden henseende . At the Holder's death, the Holder's estate and/or the lawful heirs shall have a right to exercise the vested, not exercised Warrants, see clause 2 . 3 . In this case and irrespective of clause 2 . 2 . 1 , the Warrants shall be regarded as having vested linearly and successively over a period of four (4) years from the Time of Grant . Furthermore, vested, not exercised Warrants may be exercised immedi - ately before the winding up of the estate, however, never at a time after the expiration of the Exercise Period . The estate and/or the lawful heirs shall otherwise comply with the terms for the Holder's Warrants and the shares subscribed for pursuant to Warrants in every other respect . Ophør ved Modtagerens aldersbetinget pensionering eller invaliditet Termination at the Holder's Age relat - ed Retirement or Invalidity 2.4.5 Ved Modtagerens aldersbetingede pensionering eller invaliditet har Mod - tageren ret til at udnytte optjente, ikke - udnyttede Warrants, jf . pkt . 2 . 3 . De omhandlede Warrants skal i givet fald uanset pkt . 2 . 2 . 1 anses for op - In case of the Holder's age related retirement or invalidity, the Holder shall have a right to exercise vested, not exercised Warrants, see clause 2 . 3 . In this case and irrespective of clause 2 . 2 . 1 , the Warrants shall be

18 tjent lineært og successivt over en periode på fire (4) år fra Tildelings - tidspunktet . Modtageren skal i øvrigt være underlagt de for Modtagerens fastsatte vilkår for de omhandlede Warrants og de tegnede aktier i over - ensstemmelse med de omhandlede Warrants i enhver anden henseende . Hvis Modtageren er en lønmodtager som defineret i dansk lovgivning ved - rørende warrants, har Modtageren ret til at udnytte de omhandlede Warrants i overensstemmelse med de ufravige - lige principper i nævnte lov . regarded as vested linearly and suc - cessively over a period of four (4) years from the Time of Grant . The Holder shall otherwise comply with the terms set out for the Holder's Warrants and the shares subscribed for pursuant to Warrants in every other respect . However, if the Holder is an employee as defined in the Dan - ish regulation regarding warrants, the Holder has a right to exercise war - rants in accordance with the mandato - ry principles in the said regulation . 2.5 REGULERING AF WARRANTS VED ÆNDRING I SELSKABETS KAPI - TALFORHOLD ADJUSTMENT OF THE WARRANTS IN CASE OF CHANGES OF THE COMPANY'S CAPITAL 2.5.1 I tilfælde af ændring i Selskabets ka - pitalforhold forud for udnyttelsen af Warrants foretages der ingen regule - ring af tegningsprisen og/eller antallet af aktier, der kan tegnes på grundlag af de omhandlede Warrants, medmin - dre andet følger af dette pkt . 2 . 5 . The subscription rate and/or the num - ber of shares to be subscribed for on the basis of Warrants shall not be subject to adjustment in case of changes of the Company's capital prior to the exercise of the Warrants except as provided for in this clause 2 . 5 . 2.5.2 Såfremt Selskabet udsteder bonusak - tier eller gennemfører et aktiesplit, skal antallet af aktier (nedrundet), der kan tegnes på grundlag af Warrants, forøges på en sådan måde, at Modta - geren kompenseres som om Modtage - ren i relation til egenkapitalen i Sel - skabet havde udnyttet de omhandlede Warrants forud for udstedelse af bo - nusaktier/aktiesplit . In case the Company issues bonus shares or carries out a share split ( in Danish : aktiesplit), the number of shares to be subscribed for on the basis of the Warrants shall be in - creased (rounded down) so that the Holder is compensated therefore as if the Holder in respect of share equity in the Company had exercised the Warrants prior to the issue of bonus

19 shares/share split. 2.5.3 Såfremt Selskabet udbetaler udbytte, skal udnyttelsesprisen for aktierne, der kan tegnes på grundlag af War - rants, nedsættes for at kompensere Modtageren for sådan udbyttebeta - ling . I overensstemmelse med ufravi - gelige regler kan udnyttelsesprisen imidlertid ikke nedsættes til under kurs 100 (kr . 0 , 10 pr . aktie á nomi - nelt kr . 0 , 10 ) . In case the Company distributes divi - dend, the exercise price of the shares to be subscribed for on basis of the Warrants shall be reduced to compen - sate the Holders for such distribution . However, according to mandatory regulation the exercise price cannot be reduced to below the rate of 100 (DKK 0 . 10 per share of nominally DKK 0 . 10 ) . 2.5.4 Såfremt Selskabets aktiekapital ned - sættes for at dække underskud, skal antallet af aktier (nedrundet), der kan tegnes på grundlag af Warrants, redu - ceres på en sådan måde, at Modtage - ren i relation til egenkapitalen i Sel - skabet stilles som om de omhandlede Warrants var udnyttet forud for ned - sættelsen af aktiekapitalen . In case the Company's share capital is reduced to cover a deficit ( in Danish : kapitalnedsættelse til dækning af un - derskud), the number of shares to be subscribed for on the basis of the Warrants shall be reduced (rounded down) so that the Holder in respect of share equity in the Company is put in the same position as if the Warrants were exercised prior to the reduction of the share capital . 2.6 VILKÅR VED LIKVIDATION, FUSI - ON, SPALTNING OG SALG ELLER OMBYTNING AF AKTIEMAJORITE - TEN TERMS IN CASE OF LIQUIDATION, MERGER, DEMERGER AND TRADE SALE OR SWAP OF THE SHARE MA - JORITY Likvidation Liquidation 2.6.1 Såfremt det besluttes at likvidere Selskabet, kan Modtageren forud for likvidationen, uanset pkt . 2 . 3 , udnytte sine optjente Warrants, der endnu ikke er udnyttet, jf . pkt . 2 . 6 . 6 . If it is resolved to liquidate the Com - pany, the Holder may prior to the liquidation, irrespective of clause 2 . 3 , exercise vested Warrants which have not yet been exercised, see clause 2 . 6 . 6 .

20 Fusion Merger 2.6.2 Såfremt Selskabet fusionerer som det ophørende selskab kan det (de) fort - sættende selskab(er) vælge én af følgende muligheder : If the Company merges as the discon - tinuing company, the continuing com - pany(ies) may choose one of the fol - lowing options : (i) Modtageren kan, uanset pkt . 2 . 3 , umiddelbart inden fusio - nen udnytte sine optjente Warrants, jf . pkt . 2 . 6 . 6 , eller (i) The Holder may irrespective of clause 2 . 3 , immediately before the merger be allowed to exer - cise all vested Warrants, see clause 2 . 6 . 6 , or (ii) Warrants erstattes af nye ak - tieinstrumenter i det (de) fort - sættende selskab(er) af tilsva - rende økonomisk værdi for Modtageren efter skat . (ii) The Warrants may be replaced by new share instruments in the continuing company(ies) having a similar economic val - ue for the Holder after tax . Såfremt Selskabet fusionerer som det fortsættende selskab, påvirkes War - rants ikke . If the Company merges as the contin - uing company, the Warrants shall not be affected . Spaltning Demerger 2.6.3 Såfremt Selskabet spaltes, kan det (de) fortsættende selskab(er) vælge én af følgende muligheder : If the Company is demerged, the con - tinuing company(ies) may choose one of the following options : (i) Modtageren kan, uanset pkt . 2 . 3 , umiddelbart inden spalt - ningen udnytte sine optjente Warrants, der endnu ikke er udnyttet, jf . pkt . 2 . 6 . 6 , eller (i) The Holders may, irrespective of clause 2 . 3 , immediately be - fore the demerger exercise vested warrants which have not yet been exercised, see clause 2 . 6 . 6 , or (ii) Warrants erstattes af nye ak - (ii) The Warrants will be replaced

21 tieinstrumenter i det (de) fort - sættende selskab(er) af tilsva - rende økonomisk værdi for Modtageren efter skat . Ved spaltning kan de fortsættende selskaber selv bestemme, i hvilket selskab Modtageren skal modtage de nye aktiein - strumenter . by new share instruments in the continuing Company(ies) with at similar economic value for the Holder after tax . In case of demerger, the continu - ing Companies may decide in which company the Holder shall receive the new share instru - ments . Salg eller ombytning af aktiemajorite - ten Trade Sale or Swap of the Share Ma - jority 2.6.4 Såfremt mere end halvdelen af aktie - kapitalen i Selskabet sælges eller ombyttes, kan det erhvervende sel - skab vælge én af følgende mulighe - der : (i) Warrants fortsætter uændrede, (ii) Modtageren kan, uanset pkt . 2 . 3 , umiddelbart inden salget eller ombytningen, udnytte si - ne optjente Warrants, jf . pkt . 2 . 6 . 6 . Modtageren er i forlæn - gelse heraf forpligtet til at sæl - ge eller ombytte de erhvervede aktier på samme vilkår som for de eksisterende aktionærer, el - ler (iii) Warrants erstattes af nye ak - tieinstrumenter i det erhverv - ende selskab af tilsvarende økonomisk værdi for Modtage - ren efter skat . If more than half of the share capital in the Company is sold or swapped the buying entity may choose one of the following options : (i) The Warrants may continue without changes, (ii) The Holder may irrespective of clause 2 . 3 , immediately before the sale or swap be allowed to exercise all vested Warrants, see clause 2 . 6 . 6 . In continua - tion hereof, the Holder shall be obliged to sell or swap the shares on the same terms as the existing shareholders, or (iii) The Warrants may be replaced by new share instruments in the buying entity of a similar economic value for the Holder after tax .

22 Fusion, salg eller ombytning af aktie - majoriteten på grundlag af en værdi - ansættelse af Selskabet på mindst DKK 400 millioner Merger, Trade Sale or Swap of the Share Majority on the basis of a valu - ation of the Company of at least DKK 400 million 2.6.5 Modtageren kan, uanset pkt . 2 . 6 . 2 og 2 . 6 . 4 , udnytte alle sine Warrants, såvel optjente som ikke - optjente, på de i pkt . 2 . 6 . 4 anførte vilkår, såfremt fusionen, salget eller ombytningen af aktiemajoriteten sker på grundlag af en værdiansættelse af Selskabet forud for transaktionen på mindst DKK 400 millioner (pre - money valuation) . The Holder may, irrespective of claus - es 2 . 6 . 2 and 2 . 6 . 4 , exercise all War - rants, vested as well as unvested on the terms provided for in clause 2 . 6 . 4 provided that the merger, trade sale or swap of the share majority is based on a valuation of the Company prior to the transaction of at least DKK 400 million (pre - money valuation) . Meddelelse om udnyttelse af Warrants ved likvidation, fusion, spaltning og salg eller ombytning af aktiemajorite - ten Notification regarding Exercise of Warrants in Case of Liquidation, Mer - ger, Demerger, and Trade Sale or Swap of the Share Majority 2.6.6 Såfremt der, som anført i pkt . 2 . 6 . 1 - 2 . 6 . 5 , træffes beslutning, giver Sel - skabet Modtageren skriftlig meddelel - se herom . Modtageren har efter af - sendelsen af Selskabets meddelelse en frist på to (2) uger til over for Sel - skabets bestyrelse skriftligt at medde - le, hvor mange Warrants der ønskes udnyttet . Ikke - udnyttede Warrants bortfalder herefter uden yderligere varsel og uden kompensation . If a resolution is passed as mentioned in clauses 2 . 6 . 1 – 2 . 6 . 5 , the Company will notify the Holder hereof in writ - ing . After the date of the posting of the Company's notice, the Holder shall have a time limit of two (2) weeks to notify the Company's board of direc - tors in writing of the number of War - rants to be exercised . Warrants that are not exercised shall lapse without any further notice and without com - pensation . 2.7 O V ER D R A GE L S E O G P A N T S Æ T - NING AF WARRANTS TRANSFER AND PLEDGING OF THE WARRANTS 2.7.1 Warrants er personlige og kan hver - The Warrants are personal and cannot

23 ken sælges, bortgives, pantsættes eller på anden måde overdrages til tredjemand, frivilligt eller ved udlæg. be sold, given away, pledged or trans - ferred in any other way to a third party, whether voluntarily or by court order . 2.8 VILKÅR FOR AKTIER TEGNET PÅ GRUNDLAG AF WARRANTS CONDITIONS FOR SHARES SUB - SCRIBED FOR PURSUANT TO WAR - RANTS 2.8.1 Aktierne skal have samme rettigheder som de øvrige aktier i Selskabet, som anført i vedtægterne og i en nuvæ - rende eventuel fremtidig ejeraftale, jf . pkt . 2 . 1 . 2 . Aktierne skal lyde på navn, og medmindre andet følger af senere vedtægtsændringer, skal de nye akti - er på samme måde som de eksiste - rende aktier i Selskabet være ikke - omsætningspapirer . The shares shall have the same rights as the existing shares in the Company as set out in the articles of association and in the current and/or future shareholders' agreement, see clause 2 . 1 . 2 . The shares shall be issued in the Holder's name and unless amendments are later made in the articles of association, the shares shall be non - negotiable instruments in the same way as the existing shares in the Company . 2.8.2 Såfremt der gennemføres vedtægts - ændringer for de eksisterende aktier, herunder ændringer af forhold som nævnt under pkt . 2 . 1 . 2 , skal sådanne ændringer også gælde for de nye ak - tier . If amendments are made in the arti - cles of association regarding the ex - isting shares, including amendments in respect of the matters referred to in clause 2 . 1 . 2 , such amendments shall also apply to the new shares . 2.9 SKATTEMÆSSIGE FORHOLD TAX CONSEQUENCES 2.9.1 Alle skattemæssige konsekvenser for Modtageren som følge af Warrants og den efterfølgende udnyttelse heraf er Selskabet uvedkommende . Any tax consequences for the Holder caused by the Warrants and the sub - sequent exercise hereof shall be of no concern of the Company . 2.10 VOLDGIFT ARBITRATION

24 2.10.1 Vilkårene for Warrants skal reguleres og fortolkes i overensstemmelse med dansk ret. The terms for Warrants shall be gov - erned by and construed in accordance with Danish law. 2.10.2 Enhver uoverensstemmelse i anled - ning af vilkårene for Warrants, deres gennemførelse, opfyldelse, fortolkning og ophør skal, hvis denne ikke kan løses i mindelighed, afgøres med en - delig og bindende virkning ved vold - gift i overensstemmelse med reglerne for Det Danske Voldgiftsinstitut (Co - penhagen Arbitration) . Any dispute arising out of or in con - nection with the terms for Warrants, its conclusion, performance, construc - tion or termination shall - where such dispute cannot be settled amicably - be decided with final and binding ef - fect by arbitration in accordance with the rules of procedure of the Danish Institute of Arbitration (Copenhagen Arbitration) . 2.10.3 Voldgiftsretten skal bestå af 3 vold - giftsdommere . Hvis tvisten omfatter to parter, udpeger hver part en vold - giftsdommer, og voldgiftsinstituttet udpeger formanden for voldgiftsret - ten . Hvis tvisten omfatter mere end to parter udpeger Voldgiftsinstituttet alle tre voldgiftsdommere, medmindre andet aftales mellem parterne . Vold - giftsrettens sæde skal være i Køben - havn . The arbitral tribunal shall consist of three arbitrators . If the dispute in - cludes two parties, each party shall appoint one arbitrator and the insti - tute appoints the chairman of the arbitral tribunal . If a dispute shall include more than two parties, all three arbitrators shall be appointed by the institute, except otherwise agreed by all parties to such dispute . The place of arbitration shall be Copenha - gen . 2.11 ØVRIGE BESTEMMELSER OTHER CONDITIONS 2.11.1 Warrants skal ikke medregnes ved opgørelsen af feriepenge, fratrædel - sesgodtgørelse, godtgørelse eller kompensation fastsat ved lov, pension og lignende . The Warrants shall not be a part of the calculation of holiday pay, sever - ance pay, mandatory compensation, and pension or similar . 2.11.2 I tilfælde af uoverensstemmelser mel - lem den danske og engelske version In case of inconsistency between the Danish and English version of these

25 af disse vilkår, skal den danske versi - on være gældende og have forrang. terms, the Danish version shall prevail and be given priority. 3 GENERELLE VILKÅR FOR KAPITAL - FORHØJELSER GENERAL I N C R E A S E S TERMS FOR CAPITAL 3.1 Udover de under punkt 1 anførte vil - kår for de til de udstedte Warrants hørende kontante kapitalforhøjelser gælder følgende vilkår : In addition to the terms provided in clause 1 , the increases of the share capital relating to the warrants grant - ed shall be subject to the following terms and conditions : - De nye aktier udstedes i aktier à DKK 0,10 eller multipla heraf, - The new shares will be divided into shares of nominally DKK 0.10 or multiples hereof; - De nye aktier skal give ret til ud - bytte i selskabet for det løbende regnskabsår, hvori aktierne teg - nes, på lige fod med de eksiste - rende aktier og andre rettigheder i selskabet fra og med datoen for tegningen af aktierne, - The new shares will carry divi - dend rights for the financial year in which subscription is made on equal terms with the existing shares as well as other rights in the company as from the day of subscription ; - De nye aktier skal tilhøre samme aktieklasse som selskabets eksiste - rende aktiekapital, - The new shares shall belong to the same share class as the company's existing shares ; - Kapitalforhøjelsen sker uden for - tegningsret for de hidtidige aktio - nærer, idet tegningen sker på bag - grund af warrants udstedt til sel - skabets eller dets datterselskabs medarbejdere, konsulenter, direk - tion og medlemmer af bestyrelsen, - The Capital increase shall be made without any pre - emption rights for the existing sharehold - ers, given that subscription is based on warrants issued to em - ployees, consultants, the man - agement and members of the board of directors of the compa -

26 - Der skal ikke gælde indskrænknin - ger i den til de nye aktier knyttede fortegningsret ved fremtidige kapi - talforhøjelser, - Fristen for tegning af de nye aktier beregnes på baggrund af de i punkt 2 indeholdte bestemmelser herom, - Det fulde beløb til tegning af det antal aktier, som de omfattede medarbejdere mv . ønsker at tegne, skal indbetales senest samtidig med tegningen af de pågældende aktier, og - De nye aktier skal lyde på navn og være ikke - omsætningspapirer, De anslåede omkostninger, der skal afholdes af selskabet ved hver kapital - forhøjelse, udgør DKK 10 . 000 + moms . ny or its subsidiary; - The pre - emption rights attached to the new shares shall not be subject to any restrictions in the event of future capital increases ; - The deadline for subscription of the new shares shall be calculat - ed pursuant to the provisions in clause 2 ; - The full subscription amount for the number of shares which the included employees etc . wish to subscribe for, shall be paid in full no later than on the day of subscription ; and - The new shares shall be made out in the name of the holder and shall be non - negotiable in - struments . The estimated costs to be borne by the company in connection with each capital increase are approximately DKK 10 . 000 + VAT . --- --- Seneste ændring af vedtægterne, inklusive bilag, blev vedtaget den 24 . april 2020 . Latest amendment of the articles of association, including appendices, was resolved on 24 April 2020 .

The English part of this parallel document in Danish and English is an unofficial translation of the original Danish text . In the event of disputes or misunderstandings arising from the interpretation of the translation, the Danish language shall prevail . 6 2 . 9 4 0 / J M L BILAG 2 TIL VEDTÆGTER FOR FORWARD PHARMA A/S CVR - NR. 28865880 APPENDIX 2 TO ARTICLES OF ASSOCIATION OF FORWARD PHARMA A/S CBR - NO. 28865880 1 WARRANTS WARRANTS 1.1 [Slettet] [Deleted] 1.2 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . marts 2015 besluttet at udstede 111 . 425 warrants til en med - arbejder i et af selskabets dattersel - skaber (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . 89 . 140 aktier kan tegnes til kurs 3 . 929 , 91 , svarende til DKK 3 , 92991 pr . aktie af DKK 0 , 10 og 22 . 285 aktier kan tegnes til kurs 160 . 876 , 50 , svarende til DKK 160 , 8765 pr . aktie af DKK 0 , 10 (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 24 March 2015 issued 111 , 425 warrants to an employee of one of the company’s subsidiaries (the “Partici - pant”) without pre - emption rights of the existing shareholders . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 89 , 140 shares may be sub - scribed for at a price of 3 , 929 . 91 , which equals DKK 3 . 92991 per share of DKK 0 . 10 and 22 , 285 shares may be subscribed for at a price of 160 , 876 . 50 , which equals DKK 160 . 8765 per share of DKK 0 . 10 (cf . however the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici -

2 Den del af de tildelte warrants, som giver ret til tegning af 89 . 140 aktier til en tegningskurs på 3 . 929 , 91 , er fuldt modnede på Tildelingstidspunk - tet (som defineret nedenfor) . Betinget af Deltagerens fortsatte ansættelse hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 22 . 285 aktier til kurs 160 . 876 , 50 med 1 / 36 på den sidste dag i hver af de første 36 måneder efter 1 . januar 2015 (”Tildelingstids - punktet”) (inklusive januar 2015 ) . Såfremt Deltagerens ansættelses - eller andet tjenesteforhold hos sel - skabet, et datterselskab eller et kon - cernselskab ophører, finder punkt 2 . 3 . 1 og 2 . 6 anvendelse, idet besty - relsen eller en eventuel komite nedsat af bestyrelsen, dog kan beslutte, at den modnede del af de tildelte war - rants skal kunne udnyttes på samme vilkår, som hvis Deltagers ansættel - ses - eller andet tjenesteforhold ikke var ophørt (i så fald skal den modne - de del af de tildelte warrants kunne udnyttes indtil en dato fastsat af be - styrelsen eller komiteen, dog senest den 31 . december 2021 ) . pant. The portion of the warrants, which allows for the subscription of 89 , 140 shares at an exercise price of 3 , 929 . 91 , is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing employ - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 22 , 285 shares at an exercise price of 160 , 876 . 50 , will become vested with respect to 1 / 36 on the last day of each of the first 36 calendar months following 1 January 2015 (the “Grant Date”) (including January 2015 ) . In the event the Participant’s em - ployment or other service relationship with the company, a subsidiary or an affiliate is terminated, clauses 2 . 3 . 1 and 2 . 6 shall apply, provided however that the board of directors, or a com - mittee set up by the board of direc - tors, if any, shall be entitled to decide that the unvested portion of the war - rants shall be exercisable on such terms and condition that would apply had the employment or other service relationship not been terminated (in which case the vested portion of the warrants shall be exercisable until a date determined by the board of di - rectors, or the committee, if any, but in no event later than 31 December 2021 ) .

3 Deltageren kan med respekt af det ovenfor anførte udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet ad en eller flere gange (dog højst tre), indtil Deltageren har tegnet det total antal aktier i selskabet, som den modnede del af de tildelte warrants giver Deltageren ret til at tegne . De tildelte warrants udløber uden kompensation den 31 . december 2020 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 11 . 142 , 50 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og The Participant may, subject to above, exercise the vested portion of the warrants during the period three to six years from the Grant Date in one or more rounds (however not exceed - ing three rounds) until the Participant has subscribed for the total number of shares in the company that the vested portion of the warrants entitles the Participant to subscribe for . The warrants will expire for no com - pensation on 31 December 2020 , or earlier as provided in this provision or clause 2 (the 2014 Warrant Terms) to the company's articles of association . The other terms and conditions appli - cable to the granted warrants are set forth in clause 2 . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in clause 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 11 , 142 . 50 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and

4 - Kapitalforhøjelsen sker for 89 . 140 aktier til kurs 3 . 929 , 91 svarende til DKK 3 , 92991 pr . ak - tie a nominelt DKK 0 , 10 og for 22 . 285 aktier til kurs 160 . 876 , 50 , svarende til DKK 160 , 8765 pr . aktie a nominelt DKK 0 , 10 (jf . dog justeringsklau - sulen i punkt 2 . 9 ) .  The capital increase shall in re - spect of 89 , 140 shares be made at a subscription price of 3 , 929 . 91 , corresponding to DKK 3 . 92991 per share of nominally DKK 0 . 10 and in respect of 22 , 285 shares be made at a sub - scription price of 160 , 876 . 50 , corresponding to DKK 160 . 8765 per share of nominally DKK 0 . 10 (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.3 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . marts 2015 besluttet at udstede 379 . 450 warrants til selska - bets CFO (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . De tildelte warrants er tiltænkte at være Non - Qualified Options og ikke Incentive Stock Options som defineret i † 422 i den amerikanske Internal Revenue Code . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 21 , 00 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 24 March 2015 issued 379 , 450 warrants to the CFO of the company (the “Participant”) without pre - emption rights of the existing share - holders . The warrants are intended to be Non - Qualified Options and not Incentive Stock Options within the meaning of Section 422 of the US Internal Reve - nue Code . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 for USD 21 . 00 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) .

5 Tildelingen af warrants sker uden betaling fra Deltageren . Betinget af Deltagerens fortsatte an - sættelse hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants (a) for så vidt angår 25 % af de tildelte warrants på det tidligste af følgende tidspunkter (i) årsdagen for Tildelingstidspunktet (som defineret nedenfor) og (ii) dato - en efter gennemførelsen af selskabets første børsintroduktion ("IPO"), hvor begrænsningerne for salg af aktier i Selskabet bortfalder i henhold til lock - up aftalen mellem Deltageren og emissionsgaranten for selskabets ak - tier i IPO’en, og (b) for så vidt angår 75 % af de tildelte warrants i tre (3) lige store årlige rater efter 29 . juli 2014 (”Tildelingstidspunktet”), såle - des at første rate modnes på den an - den årsdag for Tildelingspunktet . Såfremt Deltagerens ansættelses - eller andet tjenesteforhold hos sel - skabet, et datterselskab eller et kon - cernselskab ophører, finder punkt 2 . 3 . 1 og 2 . 6 anvendelse . De tildelte warrants udløber uden kompensation den 30 . juli 2024 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . The grant of the warrants shall not be subject to payment from the Partici - pant . Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested and exercisable (a) with respect to 25 % of the warrants on the earlier to occur of (i) the first anniversary of the Grant Date (as defined below) and (ii) following the consummation of an initial public of - fering of the company (an “IPO”) on the first date that the restrictions on sale of securities of the company lapse pursuant to the lock up agree - ment between the Participant and the underwriters of the company’s securi - ties in the IPO, and (b) with respect to 75 % of the warrants in three (3) equal annual installments following 29 July 2014 (the “Grant Date”), with the first installment vesting on the second anniversary of the Grant Date . In the event the Participant’s em - ployment or other service relationship with the company, a subsidiary or an affiliate is terminated, clauses 2 . 3 . 1 and 2 . 6 shall apply . The warrants will expire for no com - pensation on 30 July 2024 , or earlier as provided in this article or clause 2 .

6 Såfremt selskabet gennemfører en Change in Control (som defineret i punkt 2 ) forud for den dato, hvor de tildelte warrants modnes fuldt ud, og (a) Deltageren som følge af et Ufrivil - ligt Ophør ophører med at være ansat i selskabet eller et af selskabets dat - terselskaber i løbet af perioden på seks (6) måneder, der slutter på ikrafttrædelsesdatoen for en sådan Change in Control, eller (b) en Change in Control indtræder i løbet af opsigel - sesperioden (som defineret i deltage - rens ansættelsesaftale med selska - bet), skal warrantvilkårene ændres således, at de tildelte warrants er modnet fuldt ud (og Deltager er be - rettiget til at udnytte de tildelte war - rants) umiddelbart forud for gennem - førelsen af en sådan Change in Cont - rol . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - In the event that the company con - summates a Change in Control (as defined in clause 2 ) prior to the date that the warrants are vested in full and (a) during the six (6) month peri - od ending on the effective date of such Change in Control the Participant separates from service such that the Participant is no longer employed by the company or any Subsidiary of the company as a result of an Involuntary Event of Termination or (b) a Change in Control occurs during the notice period (as defined in the Participant’s Employment Agreement with the company), the warrant terms are hereby modified such that the war - rants shall become exercisable in full (and the Participant is entitled to ex - ercise the Option) as of immediately prior to the consummation of such Change in Control . The other terms and conditions appli - cable to the granted warrants are set forth in clause 2 . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in clause 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise

7 rants er DKK 37 . 945 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og of the warrants is DKK 37 , 945 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 21 , 00 pr . aktie a nominelt DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapi - talforhøjelsens anmeldelse til Er - hvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) .  The capital increase shall be made at a price of USD 21 . 00 per share of nominally DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) . 1.4 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . marts 2015 besluttet at udstede 80 . 230 henholdsvis 10 . 700 warrants til to medarbejdere i et af selskabets datterselskaber (”Delta - gerne” og hver for sig ”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 24 March 2015 issued 80 , 230 and 10 , 700 warrants, respectively, to two employees of a subsidiary of the company (the “Participants” and indi - vidually the “Participant”) without pre - emption rights of the existing shareholders . De tildelte warrants er tiltænkte at være Non - Qualified Options og ikke Incentive Stock Options som defineret i † 422 i den amerikanske Internal Revenue Code . The warrants are intended to be Non - Qualified Options and not an Incentive Stock Options within the meaning of Section 422 of the US Internal Reve - nue Code . Hver warrant giver Deltagerne ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 21 , 00 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - Each warrant entitles the Participants to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 for USD 21 . 00 , the subscription price being converted into DKK on the

8 sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltagerne . Betinget af Deltagernes fortsatte an - sættelse hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes 25 % af de tildelte warrants på hver af de første fire årsdage efter 18 . august 2014 i relation til 80 . 230 war - rants henholdsvis 2 . september 2014 i relation til 10 . 700 warrants (”Tilde - lingstidspunktet”) . Såfremt en Deltagers ansættelses - eller andet tjenesteforhold hos sel - skabet, et datterselskab eller et kon - cernselskab ophører, finder punkt 2 . 3 . 1 og 2 . 6 anvendelse . De tildelte warrants udløber uden kompensation den 19 . august 2024 i relation til 80 . 230 warrants henholds - vis 3 . september 2024 i relation til 10 . 700 warrants eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pants . Subject to the Participants’ continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested and exercisable with respect to 25 % of the warrants on each of the first four anniversaries of 18 August 2014 in regard to 80 , 230 warrants and 2 September 2014 in regard to 10 , 700 warrants (the “Grant Date”) . In the event a Participant’s employ - ment or other service relationship with the company, a subsidiary or an affiliate is terminated, clauses 2 . 3 . 1 and 2 . 6 shall apply . The warrants will expire for no com - pensation on 19 August 2024 in re - gard to 80 , 230 warrants and 3 Sep - tember 2024 in regard to 10 , 700 war - rants, or earlier as provided in this article or clause 2 . The other terms and conditions appli - cable to the granted warrants are set forth in clause 2 .

9 I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 9 . 093 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker for USD 21 , 00 pr . aktie a nominelt DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapi - talforhøjelsens anmeldelse til Er - hvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in clause 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 9 , 093 (cf . however the adjustment mech - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and - The capital increase shall be made at a price of USD 21 . 00 per share of nominally DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment clause in clause 2 . 9 ) . 1.5 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 598 . 551 warrants til tre af selskabets og/eller selskabets datterselskabers konsulenter (”Deltagerne” og hver for sig ”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 598 , 551 warrants to three consultants of the company and/or a subsidiary of the company (the “Participants” and individually the “Participant”) without pre - emption rights of the existing shareholders .

10 Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . 311 . 980 aktier kan tegnes til kurs 3 . 929 , 96 , svarende til DKK 3 , 92996 pr . aktie af DKK 0 , 10 , 166 . 860 aktier kan tegnes til kurs 8 . 414 , 05 , svaren - de til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og 119 . 711 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens an - meldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Den del af de tildelte warrants, som giver ret til tegning af 311 . 980 aktier til en tegningskurs på 3 . 929 , 26 hen - holdsvis 166 . 860 aktier til en teg - ningskurs på 8 . 414 , 05 , er fuldt mod - nede på Tildelingstidspunktet (som defineret nedenfor) . Betinget af Del - tagerens fortsatte tjenesteforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante mod - ningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 119 . 711 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 med 1 / 36 på Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 311 , 980 shares may be subscribed for at a price of 3 , 929 . 96 , which equals DKK 3 . 92996 per share of DKK 0 . 10 , 166 , 860 shares may be subscribed for at a price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and 119 , 711 shares may be sub - scribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscrip - tion price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mecha - nism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . The portion of the warrants, which allows for the subscription of 311 , 980 shares at a subscription price of 3 , 929 . 26 and 166 , 860 shares at a subscription price of 8 , 414 . 05 , re - spectively, is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing engage - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 119 , 711 shares at a price of USD 30 . 54 per share of DKK 0 . 10 , will

11 den sidste dag i hver af de første 36 måneder efter 1 . april 2015 (”Tilde - lingstidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . De tildelte warrants udløber den 31 . marts 2021 eller på det tidligere tids - become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the “Grant Date”) (including April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in article 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . The warrants will expire on 31 March 2021 , or earlier as provided for in this

12 punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Uanset det foranstående udløber de tildelte war - rants straks og annulleres uden kom - pensation, hvis nogle af de warrants, som selskabet tidligere har udstedt, og som Deltageren er i besiddelse af på Tildelingstidspunktet, udnyttes på et hvilket som helst tidspunkt . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på provision or section 2 . Notwithstand - ing the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the war - rants previously issued by the compa - ny and held by the Participant at the Grant Date are exercised at any time . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan -

13 pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For at undgå tvivl bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpas - ninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 59 . 855 , 10 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker i relation ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in sec - tion 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 59 , 855 . 10 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - The capital increase shall with

14 til 311.980 aktier til kurs respect to 311,980 shares be 3.929,96, svarende til DKK made at a subscription price of 3,92996 pr. aktie af DKK 0,10, i 3,929.96, which equals DKK relation til 166.860 aktier til kurs 3.92996 per share of DKK 0.10, 8.414,05, svarende til DKK with respect to 166,860 shares 8,41405 pr. aktie af DKK 0,10, at a subscription price of og i relation til 119.711 aktier for 8,414.05, which equals DKK USD 30,54 pr. aktie af DKK 0,10, 8.41405 per share of DKK 0,10, idet tegningskursen omregnes til and with respect to 119,711 DKK på dagen for kapitalforhøjel - shares at a subscription price of sens anmeldelse til Erhvervssty - USD 30.54 per share of DKK relsen (jf. dog justeringsklausu - 0.10, the subscription price being len i punkt 2.9). converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf. however the adjustment mechanism in clause 2.9). 1.6 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 153 , 138 warrants til en medarbejder i et af selskabets datterselskaber (”Del - tageren”) uden fortegningsret for sel - skabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 153 , 138 warrants to an employee of one of the company’s subsidiaries (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 89 . 140 aktier kan tegnes til kurs 3 . 930 , 12 , svarende til DKK 3 , 93012 pr . aktie af DKK 0 , 10 , 33 . 370 aktier kan tegnes til kurs 8 . 414 , 05 , svaren - de til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og 30 . 628 aktier kan tegnes for 89 , 140 shares may be subscribed for at a price of 3 , 930 . 12 , which equals DKK 3 . 93012 per share of DKK 0 . 10 , 33 , 370 shares may be subscribed for at a price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 ,

15 USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmel - delse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . Den del af de tildelte warrants, som giver ret til tegning af 89 . 140 aktier til en tegningskurs på 3 . 930 , 12 hen - holdsvis 33 . 370 aktier til en tegnings - kurs på 8 . 414 , 05 , er fuldt modnede på Tildelingstidspunktet (som define - ret nedenfor) . Betinget af Deltagerens fortsatte ansættelsesforhold hos sel - skabet, et datterselskab eller et kon - cernselskab på det relevante mod - ningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 30 . 628 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 1 . april 2015 (”Tildelings - tidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret and 30 , 628 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . howev - er the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . The portion of the warrants, which allows for the subscription of 89 . 140 shares at a subscription price of 3 . 930 , 12 and 33 , 370 shares at a sub - scription price of 8 , 414 . 05 , respec - tively, is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing employ - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 30 , 628 shares at a price of USD 30 . 54 per share of DKK 0 . 10 , will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the “Grant Date”) (in - cluding April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation

16 uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . De tildelte warrants udløber den 31 . marts 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Uanset det foranstående udløber de tildelte war - rants straks og annulleres uden kom - pensation, hvis nogle af de warrants, som selskabet tidligere har udstedt, og som Deltageren er i besiddelse af upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . The warrants will expire on 31 March 2021 , or earlier as provided for in this provision or section 2 . Notwithstand - ing the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the war - rants previously issued by the compa - ny and held by the Participant at the Grant Date are exercised at any time .

17 på Tildelingstidspunktet, udnyttes på et hvilket som helst tidspunkt . Deltageren er forpligtet til at betale til selskabet, dets datterselskaber og koncernselskaber, og selskabet, dets datterselskaber og koncernselskaber er berettiget til at modregne i enhver kompensation udbetalt til Deltageren i henhold til punkt 2 eller i øvrigt, et - hvert beløb, der er pålignet som kil - deskat, vedrørende de tildelte war - rants eller udnyttelsen af disse, og at foretage enhver anden handling, som et udvalg nedsat af bestyrelsen vurde - rer nødvendigt for at opfylde alle for - pligtelser til at betale sådanne kilde - skatter . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 ), finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For at undgå tvivl bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpas - ninger, som den finder nødvendige for at beskytte Deltagerens interesser The Participant shall be required to pay to the company, its subsidiaries and affiliates, and the company, its subsidiaries and affiliates shall have the right to deduct from any compen - sation paid to the Participant pursuant to section 2 or otherwise, the amount of any required withholding taxes in respect of the warrants or the exer - cise thereof and to take all such other action as a committee appointed by the board of directors deems neces - sary to satisfy all obligations for the payment of such withholding taxes . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make

18 som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 15 . 313 , 8 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker i relation til 89 . 140 aktier til kurs 3 . 930 , 12 , svarende til DKK 3 , 93012 pr . aktie af DKK 0 , 10 , i relation til 33 . 370 aktier til kurs 8 . 414 , 05 , svarende til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og i relation til 30 . 628 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in clause 3 and in the following :  The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 15 , 313 . 8 (cf . however the adjustment mechanism in clause 2 . 9 ) to the company's articles of associa - tion) and the minimum nominal amount is DKK 0 . 10 ; and  The capital increase shall with respect to 89 , 140 shares be made at a subscription price of 3 , 930 . 12 , which equals DKK 3 . 93012 per share of DKK 0 . 10 , with respect to 33 , 370 shares at a subscription price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and with re - spect to 30 , 628 shares at a sub - scription price of USD 30 . 54 per share of DKK 0 . 10 , the subscrip -

19 relsen (jf. dog justeringsklausu - len i punkt 2.9). tion price being converted into DKK on the day the capital in - crease is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.7 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 44 . 560 warrants til en af selskabets konsulenter (”Deltageren”) uden for - tegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 44 , 560 warrants to one of the compa - ny’s consultants (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 44 . 560 aktier kan tegnes til kurs 3 . 930 , 12 , svarende til DKK 3 , 93012 pr . aktie af DKK 0 , 10 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 44 , 560 shares may be subscribed for at a price of 3 , 930 . 12 , which equals DKK 3 . 93012 per share of DKK 0 . 10 , (cf . however the adjustment mecha - nism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren. The grant of the warrants shall not be subject to payment from the Partici - pant . De tildelte warrants, som giver ret til tegning af 44 . 560 aktier til en teg - ningskurs på 3 . 930 , 12 er fuldt mod - nede på Tildelingstidspunktet (som defineret nedenfor) . The warrants, which allows for the subscription of 44 , 560 shares at a subscription price of 3 , 930 . 12 is fully vested at the Grant Date (as defined below) . Medmindre andet fremgår af denne The Participant may, subject to the

20 bestemmelse eller punkt 2 , kan Delta - geren udnytte de tildelte warrants i en periode på to år fra 1 . april 2015 (”Tildelingstidspunktet”) indtil den 31 . marts 2017 . De tildelte warrants udløber den 31 . marts 2017 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Uanset det foranstående udløber de tildelte war - rants straks og bliver annulleret uden kompensation, hvis nogle af de war - rants, som selskabet tidligere har udstedt, og som Deltageren er i be - siddelse af på Tildelingstidspunktet, udnyttes på et hvilket som helst tids - punkt . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - terms and conditions set forth in this provision and section 2 , exercise the warrants granted during the period two years from 1 April 2015 (the “Grant Date”) until 31 March 2017 . The warrants will expire on 31 March 2017 , or earlier as provided for in this provision or section 2 . Notwithstand - ing the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the war - rants previously issued by the compa - ny and held by the Participant at the Grant Date are exercised at any time . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes .

21 hold til lov . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following :

22 - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 4 . 456 (jf . dog ju - steringsklausulen i punkt 2 . ) og det mindste nominelle beløb er DKK 0 , 10 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 4 , 456 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker til kurs 3 . 930 , 12 , svarende til DKK 3 , 93012 pr . aktie af DKK 0 , 10 (jf . dog justeringsklausulen i punkt 2 . 9 ) .  The capital increase shall be made at a subscription price of 3 , 930 . 12 , which equals DKK 3 . 93012 per share of DKK 0 . 10 (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.8 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 208 . 575 warrants til en af selskabets datterselskabers medarbejdere (”Del - tageren”) uden fortegningsret for sel - skabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 208 , 575 warrants to an employee of a subsidiary of the company (the “Par - ticipant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 166 . 860 aktier kan tegnes til kurs 8 . 414 , 05 , svarende til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og 41 . 715 akti - er kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapital - forhøjelsens anmeldelse til Erhvervs - styrelsen (jf . dog justeringsklausulen i 166 , 860 shares may be subscribed for at a price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and 41 , 715 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the

23 punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . Den del af de tildelte warrants, som giver ret til tegning af 166 . 860 aktier til en tegningskurs på 8 . 414 , 05 er fuldt modnede på Tildelingstidspunk - tet (som defineret nedenfor) . Betinget af Deltagerens fortsatte ansættelses - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 41 . 715 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 med 1 / 36 på den sidste dag i hver af de første 36 måneder efter 1 . april 2015 (”Tildelingstidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet Danish Business Authority (cf . howev - er the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . The portion of the warrants, which allows for the subscription of 166 , 860 shares at a subscription price of 8 , 414 . 05 , is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing employ - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 41 , 715 shares at a price of USD 30 . 54 per share of DKK 0 . 10 , will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the “Grant Date”) (in - cluding April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of

24 bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . De tildelte warrants udløber den 31 . marts 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Uanset det foranstående udløber de tildelte war - rants straks og bliver annulleret uden kompensation, hvis nogle af de war - rants, som selskabet har udstedt til Deltageren i henhold til tegningsliste vedrørende warrants dateret 1 . hen - holdsvis 4 . oktober 2013 , udnyttes på et hvilket som helst tidspunkt . Deltageren er forpligtet til at betale til selskabet, dets datterselskaber og koncernselskaber, og selskabet, dets directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . The warrants will expire on 31 March 2021 , or earlier as provided for in this provision or section 2 . Notwithstand - ing the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the war - rants issued by the company to the Participant pursuant to subscription list for warrants dated October 1 and 4 , 2013 , respectively, are exercised at any time . The Participant shall be required to pay to the company, its subsidiaries and affiliates, and the company, its

25 datterselskaber og koncernselskaber er berettiget til at modregne i enhver kompensation udbetalt til Deltageren i henhold til punkt 2 eller i øvrigt, et - hvert beløb, der er pålignet som kil - deskat, vedrørende de tildelte war - rants eller udnyttelsen af disse, og at foretage sig enhver anden handling, som et udvalg nedsat af bestyrelsen vurderer nødvendigt for at opfylde alle forpligtelser til at betale sådanne kil - deskatter . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . De øvrige regler og vilkår for de tildel - subsidiaries and affiliates shall have the right to deduct from any compen - sation paid to the Participant pursuant to section 2 or otherwise, the amount of any required withholding taxes in respect of the warrants or the exer - cise thereof and to take all such other action as a committee appointed by the board of directors deems neces - sary to satisfy all obligations for the payment of such withholding taxes . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . The other terms and conditions appli - cable to the granted warrants are set

26 te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 20 . 857 , 50 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker i relation til 166 . 860 aktier til kurs 8 . 414 , 05 , svarende til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og i relation til 41 . 715 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - relsen (jf . dog justeringsklausu - len i punkt 2 . 9 ) . forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 20 , 857 . 50 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - The capital increase shall with respect to 166 , 860 shares be made at a subscription price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and with respect to 41 . 715 shares at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mecha - nism in clause 2 . 9 ) . 1.9 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3.2 og 3.3 den 23. juni 2015 udstedt i alt 41.715 warrants til en af selskabets Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of

27 bestyrelsesmedlemmer (”Deltageren”) uden fortegningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . 41 . 715 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 1 . april 2015 (”Tildelings - tidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - 41 , 715 warrants to one of the mem - bers of the company’s board of direc - tors (the “Participant”) without pre - emption rights of the existing share - holders . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 41 , 715 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . Subject to the Participant’s continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calen - dar months following the 1 April 2015 (the “Grant Date”) (including April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's

28 tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . De tildelte warrants udløber den 31 . marts 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Uanset det foranstående udløber de tildelte war - rants straks og annulleres uden kom - pensation, hvis nogle af de warrants, som selskabet tidligere har udstedt, og som Deltageren er i besiddelse af på Tildelingstidspunktet, udnyttes før employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . The warrants will expire on 31 March 2021 , or earlier as provided for in this provision or section 2 . Notwithstand - ing the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the war - rants previously issued by the compa - ny and held by the Participant at the Grant Date are exercised at any time before April 1 , 2018 .

29 den 1 . april 2018 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 4 , 171 . 50

30 rants er DKK 4 . 171 , 50 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) .  The capital increase shall be paid at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) . 1.10 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 32 . 500 warrants til to medarbejdere i et af selskabets datterselskaber (”Del - tagerne” og hver for sig ”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 32 , 500 warrants to two employees of one of the company’s subsidiaries (the “Participants” and individually the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 32 . 500 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 32 , 500 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) .

31 Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . Betinget af Deltagerens fortsatte an - sættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 måneder efter 1 . april 2015 (”Til - delingstidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the “Grant Date”) (including April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and

32 det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . De tildelte warrants udløber den 31 . marts 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Deltageren er forpligtet til at betale til selskabet, dets datterselskaber og koncernselskaber, og selskabet, dets datterselskaber og koncernselskaber er berettiget til at modregne i enhver kompensation udbetalt til Deltageren i henhold til punkt 2 eller i øvrigt, et - hvert beløb, der er pålignet som kil - deskat, vedrørende de tildelte war - rants eller udnyttelsen af disse, og at foretage sig enhver anden handling, som et udvalg nedsat af bestyrelsen vurderer nødvendigt for at opfylde alle forpligtelser til at betale sådanne kil - deskatter . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . The warrants will expire on 31 March 2021 , or earlier as provided for in this provision or section 2 . The Participant shall be required to pay to the company, its subsidiaries and affiliates, and the company, its subsidiaries and affiliates shall have the right to deduct from any compen - sation paid to the Participant pursuant to section 2 or otherwise, the amount of any required withholding taxes in respect of the warrants or the exer - cise thereof and to take all such other action as a committee appointed by the board of directors deems neces - sary to satisfy all obligations for the payment of such withholding taxes . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan -

33 aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 3 . 250 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 3 , 250 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and

34 - Kapitalforhøjelsen sker for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) .  The capital increase shall be paid at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) . 1.11 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 528 . 563 warrants til selskabets CEO og COO (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 , og 89 . 140 aktier kan tegnes til kurs 5 . 609 , 15 , svarende til DKK 5 , 60915 pr . aktie af DKK 0 , 10 , 333 . 710 aktier kan tegnes til kurs 8 . 414 , 05 , svaren - de til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og 105 . 713 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens an - meldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 528 , 563 warrants to the CEO and COO of the company (the Participant”) without pre - emption rights of the existing shareholders . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 ; and 89 . 140 shares may be subscribed for at a price of 5 , 609 . 15 , which equals DKK 5 . 60915 per share of DKK 0 . 10 , 333 , 710 shares may be subscribed for at a price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and 105 , 713 shares may be sub - scribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscrip - tion price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mecha -

35 Tildelingen af warrants sker uden betaling fra Deltageren . Den del af de tildelte warrants, som giver ret til tegning af 89 . 140 aktier til en tegningskurs på 5 . 609 , 15 hen - holdsvis 333 . 710 aktier til en teg - ningskurs på 8 . 414 , 05 , er fuldt mod - nede på Tildelingstidspunktet (som defineret nedenfor) . Betinget af Del - tagerens fortsatte ansættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 105 . 713 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 med 1 / 36 på den sidste dag i hver af de første 36 måneder efter 1 . april 2015 (”Til - delingstidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til nism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . The portion of the warrants, which allows for the subscription of 89 , 140 shares at a subscription price of 5 , 609 . 15 and 333 , 710 shares at a subscription price of 8 , 414 . 05 , re - spectively, is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing employ - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 105 , 713 shares at a price of USD 30 . 54 per share of DKK 0 . 10 , will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the “Grant Date”) (including April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its

36 Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . De tildelte warrants udløber den 31 . marts 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Uanset det foranstående udløber de tildelte war - rants straks og bliver annulleret uden kompensation, hvis nogle af de war - rants, som selskabet tidligere har udstedt, og som Deltageren er i be - siddelse af på Tildelingstidspunktet, udnyttes på et hvilket som helst tids - punkt . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . The warrants will expire on 31 March 2021 , or earlier as provided for in this provision or section 2 . Notwithstand - ing the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the war - rants previously issued by the compa - ny and held by the Participant at the Grant Date are exercised at any time . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social

37 bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein .

38 De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 52 . 856 , 3 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker i relation til 89 . 140 aktier til kurs 5 . 609 , 15 , svarende til DKK 5 , 60915 pr . aktie af DKK 0 , 10 , i relation til 333 . 710 aktier til kurs 8 . 414 , 05 , svarende til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og i relation til 105 . 713 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - relsen (jf . dog justeringsklausu - len i punkt 2 . 9 ) . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 52 , 856 . 3 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and  The capital increase shall with respect to 89 , 140 shares be made at a subscription price of 5 , 609 . 15 , which equals DKK 5 . 60915 per share of DKK 0 . 10 , with respect to 333 , 710 shares at a subscription price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and with respect to 105 , 713 shares at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment

39 mechanism in clause 2.9). 1.12 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3.2 og 3.3 den 24. november 2015 udstedt i alt 10.000 warrants til en medarbej - der i selskabet (”Deltageren”) uden fortegningsret for selskabets aktionæ - rer. Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on November 24 , 2015 issued a total of 10 , 000 warrants to an em - ployee of the company (the “Partici - pant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 10 . 000 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 10 , 000 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of

40 36 måneder efter 1. april 2015 (”Til - delingstidspunktet”) (inklusive april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . the first 36 calendar months following the 1 April 2015 (the “Grant Date”) (including April 2015). The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 31 . marts 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on 31 March 2021 , or earlier as provided for in this provision or section 2 .

41 Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For

42 komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 1 . 000 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 1 , 000 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) .

43 1.13 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . november 2015 , den 30 . august 2016 , den 29 . marts 2017 , den 4 . april 2018 og den 26 . november 2019 udstedt i alt 120 . 000 warrants til en medarbejder i selskabet (”Del - tageren”) uden fortegningsret for sel - skabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on November 24 , 2015 , August 30 , 2016 , March 29 , 2017 , April 4 , 2018 and November 26 , 2019 issued a total of 120 , 000 warrants to an em - ployee of the company (the “Partici - pant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne to aktier i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for two shares in the company with a nominal value of DKK 0 . 01 . 240 . 000 aktier kan tegnes for USD 4 , 5112975 pr . aktie af DKK 0 , 01 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmel - delse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . 240 , 000 shares may be subscribed for at a price of USD 4 . 5112975 per share of DKK 0 . 01 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . howev - er the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Alle de tildelte warrants er fuldt mod - nede på Tildelingstidspunktet. All of the granted warrants are fully vested at the Grant Date. I tilfælde af Deltagerens fratræden fra selskabet, et datterselskab eller et In the event the Participant resigns from his position with the company, a

44 koncernselskab (hvorefter Deltageren ikke længere er ansat i Selskabet eller noget datterselskab eller koncernsel - skab) på grund af egen eller selska - bets, et datterselskabs eller et kon - cernselskabs opsigelse af Modtagerens ansættelsesforhold vil Modtagerens retsstilling være som beskrevet i Ak - tieoptionslovens †† 4 og 5 (som gæl - dende ved indgåelsen af tildelingsaf - tale med Deltageren), idet bestyrelsen i tilfælde af Deltagerens opsigelse forud for udløb af Udnyttelsesperioden (som defineret nedenfor) efter dets eget skøn dog kan beslutte, at war - rants skal kunne udnyttes som om, Deltageren ikke havde opsagt sin stil - ling (i hvilket tilfælde de modnede warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2 . subsidiary or an affiliate (and the Participant is thereafter no longer employed with the company or any subsidiary or affiliate) due to the Par - ticipant's own termination or due to the company's, a subsidiary's or an affiliate's termination of the Partici - pant's employment, the Participant's position will be as laid down in sec - tions 4 and 5 of the Danish Stock Option Act (as in force at the date of conclusion of the award agreement with the Participant), provided how - ever that the board of directors in case of the Participant’s resignation prior to the expiration of the warrants may in its sole discretion decide that the warrants shall remain exercisable as if the Participant had not resigned (in which case the vested warrants shall be exercisable as set forth be - low, subject to the terms and condi - tions set forth in this provision and section 2 ) . Dette indebærer blandt andet følgen - de: This inter alia implies the following: - Såfremt Deltageren fratræder sin stilling i selskabet, et dattersel - skab eller et koncernselskab på grund af Deltagerens egen opsi - gelse, bortfalder Deltagerens ret til at udnytte sine tildelte war - rants . Warrants, hvor Udnyttel - sesperioden er indtrådt inden Deltagerens fratræden, kan dog udnyttes indtil fratrædelsestids - - In the event that the Participant resigns from his position in the company, a subsidiary or an affil - iate due to his own termination of employment, the Participant's right to exercise warrants grant - ed will lapse . Warrants, where the Exercise Period has com - menced prior to the termination of the Participant's employment,

45 punktet på de i denne bestem - melse og punkt 2 anførte betin - gelser og vilkår. may, however, be exercised in the period until termination of the Participant's employment on the terms and conditions provid - ed for in this provision and sec - tion 2 . - Såfremt Deltageren fratræder sin stilling i selskabet, et dattersel - skab eller et koncernselskab på grund af selskabets, et dattersel - skabs eller et koncernselskabs opsigelse, der ikke skyldes Del - tagerens misligholdelse, bevarer Deltageren ret til samtlige tildel - te warrants, uanset om Udnyttel - sesperioden er indtrådt inden Deltagerens fratræden . Det samme gælder de tilfælde, der er angivet i aktieoptionslovens † 4 , stk . 2 (fratræden på grund af al - der/pensionering) og † 4 , stk . 3 (fratræden på grund af selska - bets, et datterselskabs eller et koncernselskabs grove mislighol - delse) (som gældende ved ind - gåelsen af tildelingsaftale med Deltageren) . - In the event that the Participant resigns from his position in the company due to the company's, a subsidiary's or an affiliate's termination of the employment, which is not due to breach on the part of the Participant, the Par - ticipant will remain entitled to all warrants that have been granted, irrespective of whether the exer - cise period has commenced prior to the termination of his em - ployment . The same applies in those instances mentioned in the Stock Option Act, section 4 (2) (re s i gn at i o n d u e t o age/retirement) and section 4 (3) (resignation due to material breach on the part of the compa - ny, a subsidiary or an affiliate) (as in force at the date of con - clusion of the award agreement with the Participant) . - Såfremt Deltageren fratræder sin stilling på grund af selskabets, et datterselskabs eller et koncern - selskabs opsigelse, der skyldes misligholdelse fra Deltagerens side, eller såfremt Deltageren bliver bortvist berettiget, bortfal - - In the event that the Participant resigns from his position in the company due to the company's, a subsidiary's or an affiliate's termination of employment, which is due to breach on the part of the Participant, or the

46 der Deltagerens ret til alle tildel - te warrants på fratrædelsestids - punktet . Warrants, hvor udnyt - telsesperioden er indtrådt inden Deltagerens fratræden, kan ud - nyttes indtil fratrædelsestids - punktet på de i denne bestem - melse og punkt 2 anførte betin - gelser og vilkår . Participant is justly dismissed by the company, the Participant's right to all warrants granted will lapse upon termination of the employment . Warrants, where the Exercise Period has com - menced prior to the termination of the Participant's employment, may however be exercised in the period until the termination of his employment on the terms and conditions provided for in this provision or section 2 . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte de tildelte warrants i perioden fra og med den 1 . juni 2019 til og med 31 . maj 2021 ("Udnyttel - sesperioden") . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the warrants during the period from and including 1 June 2019 through 31 May 2021 ("Exercise Period") . De tildelte warrants udløber den 31 . maj 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on 31 May 2021 , or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant

47 tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 , bort - set fra punkt 2 . 6 som ikke finder an - vendelse . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 , save for section 2 . 6 which shall not apply .

48 I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 2 . 400 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 2 , 400 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for USD 4 , 5112975 pr . aktie af DKK 0 , 01 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - relsen (jf . dog justeringsklausu - len i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 4 . 5112975 per share of DKK 0 . 01 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.14 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . november 2015 udstedt i alt 89 , 140 warrants til et medlem af selskabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 24 November, 2015 issued a total of 89 , 140 warrants to a member of the board of directors of the com - pany (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til Each warrant entitles the Participant

49 at tegne én aktie i selskabet med en nominel værdi af DKK 0,10. to subscribe for one share in the com - pany with a nominal value of DKK 0.10. 89 . 140 aktier kan tegnes for USD 36 , 85 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 89 , 140 shares may be subscribed for at a price of USD 36 . 85 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren. The grant of the warrants shall not be subject to payment from the Partici - pant . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 1 . juli 2015 (”Tildelings - tidspunktet”) (inklusive juli 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget Subject to the Participant’s continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calen - dar months following 1 July 2015 (the “Grant Date”) (including July 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to

50 skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 30 . juni 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on June 30 , 2021 , or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub -

51 bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning As a consequence of the resolution to grant warrants, the board of directors

52 om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 8 . 914 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 8 , 914 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 36 , 85 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 36 . 85 per share of DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) . 1.15 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . november 2015 udstedt i alt 499 . 580 warrants til to af selska - bets og/eller selskabets datterselska - bers konsulenter (”Deltagerne” og hver for sig ”Deltageren”) uden for - tegningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on November 24 , 2015 issued a total of 499 , 580 warrants to two con - sultants of the company and/or a sub - sidiary of the company (the “Partici - pants” and individually the “Partici - pant”) without pre - emption rights of the existing shareholders . Each warrant entitles the Participant to subscribe for one share in the com -

53 nominel værdi af DKK 0 , 10 . 249 . 790 aktier kan tegnes til USD 28 , 26 pr . aktie af DKK 0 , 10 (”Base Option Aktierne”) og 249 . 790 aktier kan tegnes til USD 141 , 30 pr . aktie af DKK 0 , 10 (”Mega Option Aktierne”), idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens an - meldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, mod - nesde tildelte warrants til Base Option Aktier og Mega Option Aktier i fem (5) lige store årlige trancher, der hver især består af 49 . 958 warrants til Base Option Aktier og 49 . 958 war - rants til Mega Option Aktier, første tranche heraf modnes 2 . april 2016 . Bestyrelsen eller en af bestyrelsen eventuelt nedsat komite kan dog uan - set ovenstående efter eget valg og uden nogen form for kompensation til Deltageren på ethvert tidspunkt ved skriftlig meddelelse til Deltageren fremrykke, suspendere, udskyde pany with a nominal value of DKK 0.10. 249 , 790 shares may be subscribed for at a price of USD 28 . 26 per share of DKK 0 . 10 (“Base Option Shares”) and 249 , 790 shares may be subscribed for at a price of USD 141 . 30 per share of DKK 0 . 10 (“Mega Option Shares”), the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . Subject to the Participant’s continuing engagement with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants to each of the Base Option Shares and Mega Option Shares will vest in five (5) equal annual instalments, each consisting of 49 , 958 warrants to Base Option Shares and 49 , 958 warrants to Mega Option Shares, first tranche hereof will be vested on 2 April 2016 . The board of directors or any commit - tee set up by the board of directors may however irrespective of the above at its sole discretion and with - out any compensation to the Partici - pant at any time by written notice to the Participant accelerate, suspend,

54 og/eller bringe modningen af warrants til ophør . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund eller ved bestyrelsens beslut - ning om at bringe modningen af war - rants til ophør (Ophør af Tjenestefor - hold), og den modnede del af de til - delte warrants kan udnyttes i det om - fang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig medde - lelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden 2 . april 2020 til 15 . maj 2020 . De tildelte warrants udløber den 15 . maj 2020 eller på det tidligere tids - punkt, som måtte følge af denne be - postpone and/or terminate any further vesting of the warrants . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason or by termination of vesting by the board of directors (a Termination of Service), and the vest - ed portion of the warrants shall be exercisable to the extent provided for in article 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these war - rants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termi - nation of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period from April 2 , 2020 until May 15 , 2020 . The warrants will expire on May 15 , 2020 , or earlier as provided for in this provision or section 2 .

55 stemmelse eller punkt 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet ikke ansvarlig for inde - holdelse af indkomstskat, sociale bi - drag, arbejdsløsheds - og invalidefor - sikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbin - delse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relati - on til sådanne skatter pålagt selska - bet i henhold til lov . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 49 . 958 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company against all expenses relating to any obligation imposed by law on the company in respect of any such taxes . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in sec - tion 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 49 . 958 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and

56 - Kapitalforhøjelsen sker i relation til Base Option Aktierne til en pris på USD 28 , 26 pr . aktie á DKK 0 , 10 og i relation til Mega Option Aktierne til en pris på USD 141 , 30 pr . aktie á DKK 0 , 10 , idet tegningsprisen omreg - nes til DKK på dagen for kapital - forhøjelsens anmeldelse til Er - hvervsstyrelsen med henblik på fastlæggelse af tegningskursen i DKK (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall with respect to the Base Option Shares be made at a price of USD 28 . 26 per share of DKK 0 . 10 and with respect to the Mega Op - tion Shares at a price of USD 141 . 30 per share of DKK 0 . 10 , the subscription price being con - verted into DKK on the day the capital increase is filed with the Danish Business Authority for purposes of determination of the subscription rate (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.16 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 89 . 140 warrants til et medlem af sel - skabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . De tildelte warrants er tiltænkte at være Non - Qualified Options og ikke Incentive Stock Options som defineret i † 422 i den amerikanske Internal Revenue Code . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 17 , 99 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 89 , 140 warrants to a member of the board of directors of the company (the “Participant”) without pre - emption rights of the existing share - holders . The warrants are intended to be Non - Qualified Options and not an Incentive Stock Options within the meaning of Section 422 of the US Internal Reve - nue Code . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 17 . 99 , the subscription price being converted

57 sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 1 . maj 2016 (”Tildelings - tidspunktet”) (inklusive maj 2016 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . Subject to the Participant’s continuing or other engagement with the compa - ny, a subsidiary or an affiliate on the applicable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 May 2016 (the “Grant Date”) (including May 2016 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set

58 som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet ( 1 . maj 2019 til 30 . april 2022 ) . De tildelte warrants udløber den 30 . april 2022 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . forth below, subject to the terms and conditions set forth in this provision and section 2 , shall be exercisable as stated below) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date ( 1 May 2019 to 30 April 2022). The warrants will expire on April 30 , 2022 , or earlier as provided for in this provision or section 2 . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes .

59 Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltage - rens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of the Participant’s ownership in - terest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal

60 som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 8 . 914 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og amount by which the capital may be increased on the basis of exercise of the warrants is DKK 8 , 914 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 17 , 99 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 17 . 99 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.17 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 89 . 140 warrants til et medlem af sel - skabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 89 , 140 warrants to a member of the board of directors of the company (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 17 , 99 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 17 . 99 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad -

61 Tildelingen af warrants sker uden betaling fra Deltageren . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 1 . maj 2016 (”Tildelings - tidspunktet”) (inklusive maj 2016 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . justment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . Subject to the Participant’s continuing or other engagement with the compa - ny, a subsidiary or an affiliate on the applicable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 May 2016 (the “Grant Date”) (including May 2016 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 , shall be exercisable as

62 Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet ( 1 . maj 2019 til 30 . april 2022 ) . De tildelte warrants udløber den 30 . april 2022 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder stated below). The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date ( 1 May 2019 to 30 April 2022). The warrants will expire on April 30 , 2022 , or earlier as provided for in this provision or section 2 . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first

63 første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltage - rens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 8 . 914 sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of the Participant’s ownership in - terest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is

64 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og DKK 8 , 914 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 17 , 99 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 17 . 99 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.18 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 89 . 140 warrants til et medlem af sel - skabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 89 , 140 warrants to a member of the board of directors of the company (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 36 , 85 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 36 . 85 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden The grant of the warrants shall not be

65 betaling fra Deltageren . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 1 . juli 2015 (”Tildelings - tidspunktet”) (inklusive juli 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne subject to payment from the Partici - pant. Subject to the Participant’s continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calen - dar months following 1 July 2015 (the “Grant Date”) (including July 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 , shall be exercisable as stated below) . The Participant may, subject to the

66 bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet ( 1 . juli 2018 til 30 . juni 2021 ) . De tildelte warrants udløber den 30 . juni 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date ( 1 July 2018 to 30 June 2021). The warrants will expire on June 30 , 2021 , or earlier as provided for in this provision or section 2 . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc -

67 struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltage - rens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 8 . 914 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of the Participant’s ownership in - terest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 8 , 914 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum

68 og nominal amount is DKK 0.10; and - Kapitalforhøjelsen sker for USD 36 , 85 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 36 . 85 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.19 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 285 . 269 warrants til et medlem af selskabets direktion (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 285 , 269 warrants to a member of the board of managers of the company (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 12 , 75 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 12 . 75 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici -

69 re warrants eller andre optioner i fremtiden. Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 48 på den sidste dag i hver af de første 48 må - neder efter 1 . marts 2016 (”Tilde - lingstidspunktet”) (inklusive marts 2016 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . pant to receive further warrants or other awards in the future . Subject to the Participant’s continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date the warrants will become vested with respect to 1 / 48 of the shares on the last day of each of the first 48 calen - dar months following 1 March 2016 (the “Grant Date”) (including March 2016 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 , shall be exercisable as stated below) .

70 Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden fire til seks år fra Tildelingstidspunktet ( 1 . marts 2020 til 28 . februar 2022 ) . De tildelte warrants udløber den 28 . februar 2022 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period four to six years from the Grant Date ( 1 march 2020 to 28 Feb - ruary 2022 ) . The warrants will expire on 28 Febru - ary 2022 , or earlier as provided for in this provision or section 2 . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a

71 af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltage - rens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 28 . 526 , 90 (jf . dog justerings - klausulen i punkt 2 . 9 ) og det change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of the Participant’s ownership in - terest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 28 , 526 . 90 (cf . however the adjustment mechanism in

72 mindste nominelle beløb er DKK 0,10, og clause 2.9) and the minimum nominal amount is DKK 0.10; and - Kapitalforhøjelsen sker for USD 12 , 75 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 12 . 75 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.20 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 221 . 282 warrants til to af selskabets konsulenter (hver for sig ”Deltage - ren”) uden fortegningsret for selska - bets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 221 , 282 warrants to two consultants of the company (each a “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 20 , 90 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 20 . 90 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren. The grant of the warrants shall not be subject to payment from the Partici - pant .

73 Betinget af Deltagerens fortsatte an - sættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 48 på den sidste dag i hver af de første 48 måneder efter 4 . december 2015 (”Tildelingstidspunktet”) (inklusive december 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden fire til Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 48 of the shares on the last day of each of the first 48 calendar months following the 4 December 2015 (the “Grant Date”) (including December 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 , shall be exercisable as stated below) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during

74 seks år fra Tildelingstidspunktet ( 4 . december 2019 til 3 . december 2021 ) . De tildelte warrants udløber den 3 . december 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - the period four to six years from the Grant Date (4 December 2019 to 3 December 2021). The warrants will expire on 3 Decem - ber 2021 , or earlier as provided for in this provision or section 2 . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa -

75 skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltage - rens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 22 . 128 , 20 (jf . dog justerings - klausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of the Participant’s ownership in - terest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 22 , 128 . 20 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and

76 - Kapitalforhøjelsen sker for USD 20 , 90 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 20 . 90 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.21 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 140 . 000 warrants til en medarbejder i selskabet (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 25 , 52 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 140 , 000 warrants to an employee of the company (the “Participant”) with - out pre - emption rights of the existing shareholders . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 25 . 52 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . Subject to the Participant’s continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date

77 relevante modningstidspunkt, modnes de tildelte warrants med 1 / 48 på den sidste dag i hver af de første 48 må - neder efter 19 . oktober 2015 (”Tilde - lingstidspunktet”) (inklusive oktober 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden fire til seks år fra Tildelingstidspunktet ( 19 . oktober 2019 til 18 . oktober 2021 ) . the warrants will become vested with respect to 1 / 48 of the shares on the last day of each of the first 48 calen - dar months following 19 October 2015 (the “Grant Date”) (including October 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 , shall be exercisable as stated below) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period four to six years from the Grant Date ( 19 October 2019 to 18 October 2021 .

78 De tildelte warrants udløber den 18 . oktober 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter og bidrag til sociale sikringsordninger . Uden at begrænse omfanget af det foregående skal Deltageren som en betingelse for udnyttelse af de tildelte warrants – i tilfælde hvor en person, herunder selskabet, dets datterselskaber og koncernselskaber, ville være forpligtet til at afholde ”UK PAYE income tax” og ”primary class 1 (employee) national insurance contributions” (eller lignen - de forpligtelser til at indeholde beløb vedrørende indkomstskat eller sociale bidrag (eller lignende afgifter) i et - hvert retsområde)(”Skattetilsvaret”) i forbindelse med tildeling eller udnyt - telse af de tildelte warrants og/eller erhvervelse, besiddelse eller salg af aktier – enten : - foretage en betaling til selskabet, dets datterselskab eller koncern - selskab (afhængigt af forholdene) af et beløb svarende til Skattetil - svaret, eller - indgå en ordning med selskabet, dets datterselskaber eller kon - cernselskaber (afhængigt af for - holdene), der er opfylder disses The warrants will expire on 18 Octo - ber 2021 , or earlier as provided for in this provision or section 2 . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes and social se - curity contributions . Without limiting the generality of the foregoing, where any person, including the company, its subsidiaries and affiliates would be obliged to account for any UK PAYE income tax and primary class 1 (em - ployee) national insurance contribu - tions (or any similar liability to with - hold amounts in respect of income tax or social security contribution (or similar charges) in any jurisdic - tion)(the "Tax Liability"), in connec - tion with the grant or exercise of the warrants and/or the acquisition, hold - ing or sale of shares, as a condition of exercise the Participant must either : - make a payment to the company, its subsidiary or affiliate (as ap - plicable) of an amount equal to the Tax Liability ; or - enter into arrangements with and to the satisfaction of the Compa - ny, its Subsidiary or Affiliate (as applicable), to secure that such a

79 krav, for at sikre at en sådan be - taling foretages (herunder ek - sempelvis bemyndigelse af sel - skabet eller en person til at tilve - jebringe et salg af alle eller dele af aktierne på dennes vegne samt bemyndigelse af betaling til sel - skabet eller en person af det re - levante beløb ud af salgsprove - nuet eller på anden måde) . Tildelingen af warrants udgør ikke en del af nogen form for ansættelseskon - trakt med Deltageren . Tildelingen af warrants berettiger ikke Deltageren til få tildelt yderligere warrants . Såfremt Deltagerens tjenesteforhold eller an - sættelse hos selskabet, et dattersel - skab eller et koncernselskab ophører, er han ikke berettiget til nogen form for kompensation for tab af rettighe - der eller ydelser i henhold tildelingen af warrants, hverken i form af erstat - ning for uberettiget afskedigelse eller anden form for misligholdelse eller i form af fratrædelsesgodtgørelse eller på anden måde . Denne undtagelse finder ligeledes (ubegrænset) anven - delse i relation til ethvert tab, der måtte opstå som følge af den måde, hvorpå et skøn er (eller ikke er) udø - vet i henhold til denne bestemmelse eller punkt 2 , selv hvis udøvelsen (eller ikke - udøvelsen) af et sådant skøn er eller fremstår som irrationelt eller urigtigt og/eller er i strid med eller hævdes at være i strid med no - gen form for stiltiende kontraktvilkår i payment is made (including but not limited to authorizing the company or person to procure the sale of some or all of the Or - dinary Shares on his behalf and authorizing the payment to the company or person of the rele - vant amount out of the proceeds of sale or otherwise) . The grant of warrants does not form part of any contract of employment with the Participant . The grant of war - rants does not give the Participant any right or entitlement to have any other warrants granted to him . If the Participant ceases to hold an office or employment within the Company, a subsidiary or an affiliate he is not entitled to any compensation for any loss of any rights or benefits under the grant of warrants whether the loss is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise . This exclusion applies equally (and without limitation) to any loss arising from the way in which any discretion is (or is not) exercised under this provision and section 2 even if the exercise (or non - exercise) of such discretion is, or appears to be, irrational or perverse and/or breaches, or is claimed to breach any implied term of the grant of warrants or any other contract be - tween the Participant and his/her

80 tildelingen af warrants eller enhver anden kontrakt mellem Deltageren og dennes arbejdsgiver . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltage - rens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : employer. Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of the Participant’s ownership in - terest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and

81 - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 14 . 000 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker for USD 25 , 52 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . in the following: - The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 14 , 000 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - The capital increase shall be paid at a subscription price of USD 25 . 52 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.22 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 29 . marts 2017 , den 4 . april 2018 , den 26 . november 2019 og den 24 . april 2020 udstedt i alt 154 . 166 warrants til en medarbejder i selska - bet (”Deltageren”) uden fortegnings - ret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on March 29 , 2017 , April 4 , 2018 , November 26 , 2019 and April 24 , 2020 issued a total of 154 , 166 war - rants to an employee of the company (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne 2 , 3476 aktier i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for 2 . 3476 shares in the company with a nominal value of DKK 0 . 01 .

82 361.920 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01 (jf. dog justeringsklausulen i punkt 2.9). 361 , 920 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Alle de tildelte warrants er fuldt mod - nede på Tildelingstidspunktet. All of the granted warrants are fully vested at the Grant Date. I tilfælde af Deltagerens fratræden fra selskabet, et datterselskab eller et koncernselskab (hvorefter Deltageren ikke længere er ansat i Selskabet eller noget datterselskab eller koncernsel - skab) på grund af egen eller selska - bets, et datterselskabs eller et kon - cernselskabs opsigelse af Modtagerens ansættelsesforhold vil Modtagerens retsstilling være som beskrevet i Ak - tieoptionslovens †† 4 og 5 (som gæl - dende ved indgåelsen af tildelingsaf - tale med Deltageren), idet bestyrelsen i tilfælde af Deltagerens opsigelse forud for udløb af Udnyttelsesperioden (som defineret nedenfor) efter dets eget skøn dog kan beslutte, at war - rants skal kunne udnyttes som om, Deltageren ikke havde opsagt sin stil - ling (i hvilket tilfælde de modnede warrants skal kunne udnyttes som anført nedenfor, medmindre andet In the event the Participant resigns from his position with the company, a subsidiary or an affiliate (and the Participant is thereafter no longer employed with the company or any subsidiary or affiliate) due to the Par - ticipant's own termination or due to the company's, a subsidiary's or an affiliate's termination of the Partici - pant's employment, the Participant's position will be as laid down in sec - tions 4 and 5 of the Danish Stock Option Act (as in force at the date of conclusion of the award agreement with the Participant), provided how - ever that the board of directors in case of the Participant’s resignation prior to the expiration of the warrants may in its sole discretion decide that the warrants shall remain exercisable as if the Participant had not resigned (in which case the vested warrants

83 fremgår af denne bestemmelse eller punkt 2. shall be exercisable as set forth be - low, subject to the terms and condi - tions set forth in this provision and section 2 ) . Dette indebærer blandt andet følgen - de: This inter alia implies the following: Såfremt Deltageren fratræder sin stil - ling i selskabet, et datterselskab eller et koncernselskab på grund af Delta - gerens egen opsigelse, bortfalder Deltagerens ret til at udnytte sine tildelte warrants . Warrants, hvor Ud - nyttelsesperioden er indtrådt inden Deltagerens fratræden, kan dog ud - nyttes indtil fratrædelsestidspunktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår . In the event that the Participant re - signs from his position in the compa - ny, a subsidiary or an affiliate due to his own termination of employment, the Participant's right to exercise war - rants granted will lapse . Warrants, where the Exercise Period has com - menced prior to the termination of the Participant's employment, may, how - ever, be exercised in the period until termination of the Participant's em - ployment on the terms and conditions provided for in this provision and sec - tion 2 . Såfremt Deltageren fratræder sin stil - ling i selskabet, et datterselskab eller et koncernselskab på grund af selska - bets, et datterselskabs eller et kon - cernselskabs opsigelse, der ikke skyl - des Deltagerens misligholdelse, beva - rer Deltageren ret til samtlige tildelte warrants, uanset om Udnyttelsesperi - oden er indtrådt inden Deltagerens fratræden . Det samme gælder de tilfælde, der er angivet i aktieoptions - lovens † 4 , stk . 2 (fratræden på grund af alder/pensionering) og † 4 , stk . 3 (fratræden på grund af selskabets, et datterselskabs eller et koncernsel - In the event that the Participant re - signs from his position in the company due to the company's, a subsidiary's or an affiliate's termination of the employment, which is not due to breach on the part of the Participant, the Participant will remain entitled to all warrants that have been granted, irrespective of whether the exercise period has commenced prior to the termination of his employment . The same applies in those instances men - tioned in the Stock Option Act, section 4 (2) (resignation due to age/retirement) and section 4 (3) (res -

84 skabs grove misligholdelse) (som gældende ved indgåelsen af tilde - lingsaftale med Deltageren). ignation due to material breach on the part of the company, a subsidiary or an affiliate) (as in force at the date of conclusion of the award agreement with the Participant) . Såfremt Deltageren fratræder sin stil - ling på grund af selskabets, et datter - selskabs eller et koncernselskabs op - sigelse, der skyldes misligholdelse fra Deltagerens side, eller såfremt Delta - geren bliver bortvist berettiget, bort - falder Deltagerens ret til alle tildelte warrants på fratrædelsestidspunktet . Warrants, hvor udnyttelsesperioden er indtrådt inden Deltagerens fratræden, kan udnyttes indtil fratrædelsestids - punktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår . In the event that the Participant re - signs from his position in the company due to the company's, a subsidiary's or an affiliate's termination of em - ployment, which is due to breach on the part of the Participant, or the Par - ticipant is justly dismissed by the company, the Participant's right to all warrants granted will lapse upon ter - mination of the employment . War - rants, where the Exercise Period has commenced prior to the termination of the Participant's employment, may however be exercised in the period until the termination of his employ - ment on the terms and conditions provided for in this provision or sec - tion 2 . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte de tildelte warrants i perioden fra og med den 30 . novem - ber 2020 til og med 29 . november 2022 ("Udnyttelsesperioden") . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the warrants during the period from and including November 20 , 2020 through November 29 , 2022 ("Exercise Peri - od") . De tildelte warrants udløber den 29 . november 2022 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . The warrants will expire on November 29 , 2022 or earlier as provided for in this provision or section 2 .

85 Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of

86 tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet. directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 , bort - set fra punkt 2 . 6 som ikke finder an - vendelse . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 , save for section 2 . 6 which shall not apply . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : Det højeste nominelle beløb, som kapitalen kan forhøjes med på bag - grund af udnyttelse af warrants er DKK 3 . 619 , 20 (jf . dog justeringsklau - sulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 3 , 619 . 20 (cf . however the ad - justment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and Kapitalforhøjelsen sker for DKK 0 , 01 pr . aktie af DKK 0 , 01 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . The capital increase shall be paid at a subscription price of DKK 0 . 01 per share of DKK 0 . 01 (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.23 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3.2 og 3.3 den 29. marts 2017 udstedt i alt 60.000 warrants til en medarbejder i selskabet (”Deltageren”) uden forteg - Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on March 29 , 2017 issued a total of 60 , 000 warrants to an employee of

87 ningsret for selskabets aktionærer. the company (the “Participant”) with - out pre - emption rights of the existing shareholders. Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 60 . 000 aktier kan tegnes for USD 27 , 49 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 60 , 000 shares may be subscribed for at a price of USD 27 . 49 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 48 på den sidste dag i hver af de første 48 måneder efter 1 . marts 2017 (”Til - delingstidspunktet”) (inklusive marts 2017 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 48 of the shares on the last day of each of the first 48 calendar months following March 1 , 2017 (the “Grant Date”) (including March 2017 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's

88 tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet (dvs . fra 1 . marts 2020 til 28 . februar 2023 ) . employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date (i . e . from March 1 , 2020 to February 28 , 2023 ) . De tildelte warrants udløber den 28 . februar 2023 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . The warrants will expire on February 28 , 2023 or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and

89 koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described

90 herein. De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 , bort - set fra punkt 2 . 5 som ikke finder an - vendelse . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 , save for section 2 . 5 which shall not apply . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : Det højeste nominelle beløb, som kapitalen kan forhøjes med på bag - grund af udnyttelse af warrants er DKK 6 . 000 (jf . dog justeringsklausu - len i punkt 2 . 9 ) og det mindste nomi - nelle beløb er DKK 0 , 10 , og The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 6 , 000 (cf . however the ad - justment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and Kapitalforhøjelsen sker for USD 27 , 49 pr . aktie af DKK 0 , 10 , idet tegnings - kursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justerings - klausulen i punkt 2 . 9 ) . The capital increase shall be paid at a subscription price of USD 27 . 49 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.24 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 240 . 000 warrants til en medarbej - der i et af selskabets datterselskaber (”Deltageren”) uden fortegningsret for Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 240 , 000 warrants to an em - ployee of a subsidiary of the company

91 selskabets aktionærer. (the “Participant”) without pre - emption rights of the existing share - holders. De tildelte warrants er tiltænkte at være Non - Qualified Options og ikke Incentive Stock Options som defineret i † 422 i den amerikanske Internal Revenue Code . The warrants are intended to be Non - Qualified Options and not Incentive Stock Options as defined in Section 422 of the US Internal Revenue Code . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 240.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 240 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens ansættelsesforhold eller tjenestefor - Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the company, a subsidiary or an affiliate terminates the Partici - pant’s service relationship and the

92 hold, som skyldes selskabets, et dat - terselskabs eller et koncernselskabs opsigelse af Deltagerens tjenestefor - hold, som ikke er begrundet i Deltage - rens væsentlige misligholdelse af sine forpligtelser overfor selskabet, et dat - terselskab eller koncernselskab, og Deltageren herefter ikke har noget ansættelsesforhold eller tjenestefor - hold til selskabet, et datterselskab eller koncernselskab . Participant following such termination is no longer an employee of the com - pany, a subsidiary or an affiliate and such termination is not due to the Participant’s material breach of his obligations towards the company, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Partici - pant's employment or other service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 7 . 497 , 3524 , der forfalder til betaling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 7 , 497 . 3524 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i en måned får udbetalt kompensation Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant

93 for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . Ovennævnte kontante kompensati - onsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til . The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the com - pany, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allow - ances, pension contributions and oth - er contributions or payments of any kind, which are based on the Partici - pant's remuneration, that the Partici - pant may be entitled to . Såfremt Deltagerens ansættelse eller andet tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tids - punkt, men kun for den del af Delta - gerens warrants, der var modnet på tidspunktet for ophøret . If the employment or other service relationship terminates in the middle of a period, the compensation shall still fall due on the above dates but only for such portion of the Partici - pant's warrants that had vested at the date of termination . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for other reasons than those mentioned above in this clause (a Termination of Service), and the vest - ed portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee appointed by the board of directors,

94 skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant de - cide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not oc - curred (in which case the vested por - tion of the warrants shall be exercisa - ble to the extent set forth below, sub - ject to the terms and conditions set forth in this provision and section 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 20 . juni 2023 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2 . Selskabet, dets datterselskaber og koncernselskaber har ret, men ikke pligt, til at reducere enhver kompen - sation med beløb til brug for betaling af kildeskat af sådan kompensation og berettiget til at foretage enhver hand - ling, som selskabet finder nødvendig med henblik på betaling af sådan kil - deskat . Deltageren skal opfylde alle krav og forpligtelser vedrørende be - skatning, herunder (og uden at be - grænse den generelle formulering af det foregående) enhver indkomstskat, socialbidrag, arbejdsløsheds - og ar - The company, its subsidiaries and affiliates shall have the right but not the obligation to deduct from any compensation, the amount of any required withholding taxes in respect of such compensation and to take all such other action as the company deems necessary to satisfy all obliga - tions for the payment of such with - holding taxes . The Participant shall satisfy any and all requirements and obligations relating to applicable tax - es, including (without limiting the generality of the foregoing) any in -

95 bejdsevnetabsforsikring eller andre skatteforpligtelser vedrørende Delta - geren i relation til enhver justering af Deltagerens warrantvilkår, herunder udbetalingen af ovennævnte kompen - sation, og Deltageren skal skadesløs - holde selskabet, dets datterselskaber og koncernselskaber for alle udgifter vedrørende enhver forpligtelse som i henhold til lovgivningen pålægges selskabet, dets datterselskaber eller koncernselskaber i relation til sådanne skatter . Uanset om andet måtte være nævnt i disse warrantvilkår, afgiver selskabet, dets datterselskaber og koncernselskaber ingen indeståelser eller garantier om de skattemæssige konsekvenser for Deltageren under afsnit 409 A i den amerikanske In - ternal Revenue Code af 1986 (som ændret) eller nogen udenlandsk, føde - ral, delstat, eller lokal skattelovgiv - ning . De skattemæssige konsekvenser for Deltageren vil afhænge af anven - delsen af relevante skatteregler base - ret på de faktiske forhold og omstæn - digheder . Deltageren bør konsultere en kompetent og uafhængig skatte - rådgiver om de skattemæssige konse - kvenser for Deltageren . come tax, social security, unemploy - ment, disability insurance or other tax obligations that become due from or in relation to the Participant in con - nection with or as a consequence of any adjustment of the Participant's warrant terms, including the payment of the above compensation, and the Participant shall indemnify the com - pany, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affili - ates in respect of any such taxes . Notwithstanding any provision in these terms to the contrary, the com - pany, its subsidiaries and affiliates make no representations concerning the Participant's tax consequences under these terms under Section 409 A of the Internal Revenue Code of 1986 , as amended, or any other foreign, federal, state, or local tax law . The Participant's tax consequences will depend, in part, upon the application of relevant tax law to the relevant facts and circumstances . The Partici - pant should consult a competent and independent tax advisor regarding his tax consequences . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan -

96 pro rata basis i forhold til deres ejer - skab, (b) udbytter, eller (c) kapital - nedsættelse hvor beløb udloddet til aktionærerne er forskellig fra mar - kedsværdien af de aktier, som indlø - ses i forbindelse med kapitalnedsæt - telsen . Formålet med dette er at be - skytte Deltageren fra enhver udvan - ding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends ; or (c) a capital decrease where amounts dis - tributed to shareholders do not equal the market value of the shares being redeemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - ests as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 2 . 400 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 2 , 400 (cf . however the adjustment mecha -

97 mindste nominelle beløb er DKK 0,01, og nism in clause 2.9) and the mini - m u m n o m i n a l a mo u n t i s D K K 0.01; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.25 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 50 . 000 warrants til et medlem af selskabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 50 , 000 warrants to a member of the board of directors of the com - pany (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 50.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 50 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, modnes Subject to the Participant’s continuing service relationship with the company, a subsidiary or an affiliate on the ap - plicable vesting date, the warrants will

98 de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens tjenesteforhold, som skyldes, at Del - tageren afsættes som bestyrelses - medlem eller genopstiller som besty - relsesmedlem, men ikke genvælges, og dette ikke er begrundet i Deltage - rens væsentlige misligholdelse af sine forpligtelser overfor selskabet, et dat - terselskab eller koncernselskab, og Deltageren herefter ikke har noget tjenesteforhold til selskabet, et dat - terselskab eller koncernselskab . become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the Participant is removed from his seat on the board of directors or runs for re - election, but is not being re - elected, and this is not due to the Participant's material breach of his obligations towards the company, a subsidiary or an affiliate, and the Par - ticipant following such termination is no longer engaged with the company, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Participant's service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 1 . 561 , 9484 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 1 , 561 . 9484 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020

99 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i en måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . Ovennævnte kontante kompensati - onsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til . The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the com - pany, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allow - ances, pension contributions and oth - er contributions or payments of any kind, which are based on the Partici - pant's remuneration, that the Partici - pant may be entitled to . Såfremt Deltagerens tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det oven - for anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret . If the service relationship terminates in the middle of a period, the com - pensation shall still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens tjenesteforhold af andre grunde end dem, som er nævnt oven - for i dette punkt (Ophør af Tjeneste - forhold), og den modnede del af de The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants

100 tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrel - sen efter dets eget skøn og ved skrift - lig meddelelse til Deltageren forud for ophøret af disse warrants kan beslut - te, at den modnede del af disse war - rants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tje - nesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført ne - denfor, medmindre andet fremgår af denne bestemmelse eller punkt 2 ) . shall be exercisable to the extent pro - vided for in clause 2 . 6 , provided how - ever that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discre - tion, by written notice to the Partici - pant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exer - cisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 20 . juni 2023 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that

101 ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab, (b) udbytter, eller (c) kapital - nedsættelse hvor beløb udloddet til aktionærerne er forskellig fra mar - kedsværdien af de aktier, som indlø - ses i forbindelse medkapitalnedsæt - telsen . Formålet med dette er at be - skytte Deltageren fra enhver udvan - ding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends ; or (c) a capital decrease where amounts dis - tributed to shareholders do not equal the market value of the shares being redeemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter -

102 ests as described herein. De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 500 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 500 (cf . how - ever the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.26 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 50 . 000 warrants til et medlem af selskabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 50 , 000 warrants to a member of the board of directors of the com - pany (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en Each warrant entitles the Participant to subscribe for one share in the com -

103 nominel værdi af DKK 0,01. pany with a nominal value of DKK 0.01. 50.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 50 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens tjenesteforhold, som skyldes, at Del - tageren afsættes som bestyrelses - medlem eller genopstiller som besty - relsesmedlem, men ikke genvælges, og dette ikke er begrundet i Deltage - rens væsentlige misligholdelse af sine forpligtelser overfor selskabet, et dat - terselskab eller koncernselskab, og Deltageren herefter ikke har noget tjenesteforhold til selskabet, et dat - terselskab eller koncernselskab . Subject to the Participant’s continuing service relationship with the company, a subsidiary or an affiliate on the ap - plicable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the Participant is removed from his seat on the board of directors or runs for re - election, but is not be - ing re - elected, and this is not due to the Participant's material breach of his obligations towards the company, a subsidiary or an affiliate, and the Participant following such termination is no longer engaged with the compa - ny, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Participant's service relationship .. For hver modnet 1/36 af de tildelte For each vested 1/36 of the granted

104 warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 1 . 561 , 9484 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 1 , 561 . 9484 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . Ovennævnte kontante kompensati - onsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the com - pany, a subsidiary or an affiliate on the basis of the compensation

105 eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til . amount, as well as any holiday allow - ances, pension contributions and oth - er contributions or payments of any kind, which are based on the Partici - pant's remuneration, that the Partici - pant may be entitled to . Såfremt Deltagerens ansættelse eller andet tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tids - punkt, men kun for den del af Delta - gerens warrants, der var modnet på tidspunktet for ophøret . If the employment or other service relationship terminates in the middle of a period, the compensation shall still fall due on the above dates but only for such portion of the Partici - pant's warrants that had vested at the date of termination . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens tjenesteforhold af andre grunde end dem, som er nævnt oven - for i dette punkt (Ophør af Tjeneste - forhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrel - sen efter dets eget skøn og ved skrift - lig meddelelse til Deltageren forud for ophøret af disse warrants kan beslut - te, at den modnede del af disse war - rants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tje - nesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført ne - denfor, medmindre andet fremgår af denne bestemmelse eller punkt 2 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent pro - vided for in clause 2 . 6 , provided how - ever that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discre - tion, by written notice to the Partici - pant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exer - cisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) .

106 Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 20 . juni 2023 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a

107 af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab, (b) udbytter, eller (c) kapital - nedsættelse hvor beløb udloddet til aktionærerne er forskellig fra mar - kedsværdien af de aktier, som indlø - ses i forbindelse medkapitalnedsæt - telsen . Formålet med dette er at be - skytte Deltageren fra enhver udvan - ding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends ; or (c) a capital decrease where amounts dis - tributed to shareholders do not equal the market value of the shares being redeemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - ests as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på - The maximum nominal amount by which the capital may be in -

108 baggrund af udnyttelse af war - rants er DKK 500 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og creased on the basis of exercise of the warrants is DKK 500 (cf . how - ever the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.27 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 600 . 000 warrants til en medarbej - der i selskabet (”Deltageren”) uden fortegningsret for selskabets aktionæ - rer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 600 , 000 warrants to an em - ployee of the company (the “Partici - pant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 600.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 600 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli -

109 skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens ansættelsesforhold eller tjenestefor - hold, som skyldes selskabets, et dat - terselskabs eller et koncernselskabs opsigelse af Deltagerens ansættelse eller tjenesteforhold, som ikke er be - grundet i Deltagerens væsentlige mis - ligholdelse af sine forpligtelser overfor selskabet, et datterselskab eller kon - cernselskab, og Deltageren herefter ikke har noget ansættelsesforhold eller tjenesteforhold til selskabet, et datterselskab eller koncernselskab . cable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the company, a subsidiary or an affiliate terminates the Partici - pant’s employment or service rela - tionship and the Participant following such termination is no longer an em - ployee of the company, a subsidiary or an affiliate and such termination is not due to the Participant’s material breach of his obligations towards the company, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Participant's employment or other service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 18 . 743 , 3811 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 18 , 743 . 3811 falling due for payment in arrears by the end of a month as follows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - July – December 2019 (6/36): De -

110 ber 2019 cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . Ovennævnte kontante kompensati - onsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til . The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the com - pany, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allow - ances, pension contributions and oth - er contributions or payments of any kind, which are based on the Partici - pant's remuneration, that the Partici - pant may be entitled to . Såfremt Deltagerens ansættelse eller andet tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tids - punkt, men kun for den del af Delta - gerens warrants, der var modnet på tidspunktet for ophøret . If the employment or other service relationship terminates in the middle of a period, the compensation shall still fall due on the above dates but only for such portion of the Partici - pant's warrants that had vested at the date of termination . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's

111 tagerens ansættelse eller andet tjene - steforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . employment or other service relation - ship for other reasons than those mentioned above in this clause (a Termination of Service), and the vest - ed portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant de - cide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not oc - curred (in which case the vested por - tion of the warrants shall be exercisa - ble to the extent set forth below, sub - ject to the terms and conditions set forth in this provision and section 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 20 . juni 2023 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and

112 koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab, (b) udbytter, eller (c) kapital - nedsættelse hvor beløb udloddet til aktionærerne er forskellig fra mar - kedsværdien af de aktier, som indlø - ses i forbindelse medkapitalnedsæt - telsen . Formålet med dette er at be - skytte Deltageren fra enhver udvan - ding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends ; or (c) a capital decrease where amounts dis - tributed to shareholders do not equal the market value of the shares being redeemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee

113 den finder nødvendige for at beskytte Deltagerens interesser som beskrevet. appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - ests as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 6 . 000 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 6 , 000 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the mini - mum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.28 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 50 . 000 warrants til et medlem af selskabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 50 , 000 warrants to a member of the board of directors of the com - pany (the “Participant”) without pre -

114 emption rights of the existing share - holders. Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 50.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 50 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens tjenesteforhold, som skyldes, at Del - tageren afsættes som bestyrelses - medlem eller genopstiller som besty - relsesmedlem, men ikke genvælges, og dette ikke er begrundet i Deltage - rens væsentlige misligholdelse af sine forpligtelser overfor selskabet, et dat - terselskab eller koncernselskab, og Deltageren herefter ikke har noget Subject to the Participant’s continuing service relationship with the company, a subsidiary or an affiliate on the ap - plicable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the Participant is removed from his seat on the board of directors or runs for re - election, but is not be - ing re - elected, and this is not due to the Participant's material breach of his obligations towards the company, a subsidiary or an affiliate, and the Participant following such termination is no longer engaged with the compa - ny, a subsidiary or an affiliate, 100%

115 tjenesteforhold til selskabet, et dat - terselskab eller koncernselskab. of the unvested portion of the Option shall vest upon termination of the Participant's service relationship. For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 1 . 561 , 9484 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 1 , 561 . 9484 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . Ovennævnte kontante kompensati - The above cash compensation amount

116 onsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til . is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the com - pany, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allow - ances, pension contributions and oth - er contributions or payments of any kind, which are based on the Partici - pant's remuneration, that the Partici - pant may be entitled to . Såfremt Deltagerens tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det oven - for anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret . If the service relationship terminates in the middle of a period, the com - pensation will still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens tjenesteforhold af andre grunde end dem, som er nævnt oven - for i dette punkt (Ophør af Tjeneste - forhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrel - sen efter dets eget skøn og ved skrift - lig meddelelse til Deltageren forud for ophøret af disse warrants kan beslut - te, at den modnede del af disse war - rants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tje - nesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent pro - vided for in clause 2 . 6 , provided how - ever that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discre - tion, by written notice to the Partici - pant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exer -

117 skal kunne udnyttes som anført ne - denfor, medmindre andet fremgår af denne bestemmelse eller punkt 2). cisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 20 . juni 2023 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes .

118 Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab, (b) udbytter, eller (c) kapital - nedsættelse hvor beløb udloddet til aktionærerne er forskellig fra mar - kedsværdien af de aktier, som indlø - ses i forbindelse medkapitalnedsæt - telsen . Formålet med dette er at be - skytte Deltageren fra enhver udvan - ding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends ; or (c) a capital decrease where amounts dis - tributed to shareholders do not equal the market value of the shares being redeemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and

119 in the following: - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 500 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 500 (cf . how - ever the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.29 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 600 . 000 warrants til en af selska - bets konsulenter (”Deltageren”) uden fortegningsret for selskabets aktionæ - rer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 600 , 000 warrants to one of the consultants of the company (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 600.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 600 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future .

120 Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens tjenesteforhold, som skyldes selska - bets, et datterselskabs eller et kon - cernselskabs opsigelse af Deltagerens tjenesteforhold, som ikke er begrun - det i Deltagerens væsentlige mislig - holdelse af sine forpligtelser overfor selskabet, et datterselskab eller kon - cernselskab, og Deltageren herefter ikke har noget tjenesteforhold til sel - skabet, et datterselskab eller kon - cernselskab . Subject to the Participant’s continuing service relationship with the company, a subsidiary or an affiliate on the ap - plicable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the company, a subsidiary or an affiliate terminates the Partici - pant’s service relationship and the Participant following such termination is no longer engaged with the compa - ny, a subsidiary or an affiliate and such termination is not due to the Participant’s material breach of his obligations towards the company, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Partici - pant's service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 18 . 743 , 3811 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 18 , 743 . 3811 falling due for payment in arrears by the end of a month as follows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018

121 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . Ovennævnte kontante kompensati - onsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til . The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the com - pany, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allow - ances, pension contributions and oth - er contributions or payments of any kind, which are based on the Partici - pant's remuneration, that the Partici - pant may be entitled to . Såfremt Deltagerens tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det oven - for anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret . If the service relationship terminates in the middle of a period, the com - pensation shall still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination . Den del af de tildelte warrants, som The unvested portion of the warrants

122 ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens tjenesteforhold af andre grunde end dem, som er nævnt oven - for i dette punkt (Ophør af Tjeneste - forhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrel - sen efter dets eget skøn og ved skrift - lig meddelelse til Deltageren forud for ophøret af disse warrants kan beslut - te, at den modnede del af disse war - rants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tje - nesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført ne - denfor, medmindre andet fremgår af denne bestemmelse eller punkt 2 ) . will be cancelled for no compensation upon termination of the Participant's service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent pro - vided for in clause 2 . 6 , provided how - ever that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discre - tion, by written notice to the Partici - pant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exer - cisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 20 . juni 2023 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit -

123 begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab, (b) udbytter, eller (c) kapital - nedsættelse hvor beløb udloddet til aktionærerne er forskellig fra mar - kedsværdien af de aktier, som indlø - ses i forbindelse medkapitalnedsæt - telsen . Formålet med dette er at be - skytte Deltageren fra enhver udvan - ding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller et af Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends ; or (c) a capital decrease where amounts dis - tributed to shareholders do not equal the market value of the shares being redeemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital

124 bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - ests as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 6 . 000 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 6 , 000 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the mini - mum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.30 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 60 . 000 warrants til en medarbej - der i selskabet (”Deltageren”) uden Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 60 , 000 warrants to an em -

125 fortegningsret for selskabets aktionæ - rer. ployee of the company (the “Partici - pant”) without pre - emption rights of the existing shareholders. Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 60.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 60 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens ansættelsesforhold eller tjenestefor - hold, som skyldes selskabets, et dat - terselskabs eller et koncernselskabs opsigelse af Deltagerens ansættelse eller tjenesteforhold, som ikke er be - grundet i Deltagerens væsentlige mis - ligholdelse af sine forpligtelser overfor Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the company, a subsidiary or an affiliate terminates the Partici - pant’s employment or service rela - tionship and the Participant following such termination is no longer an em - ployee of the company, a subsidiary or an affiliate and such termination is not due to the Participant’s material breach of his obligations towards the

126 selskabet, et datterselskab eller kon - cernselskab, og Deltageren herefter ikke har noget ansættelsesforhold eller tjenesteforhold til selskabet, et datterselskab eller koncernselskab . company, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Participant's employment or other service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 1 , 874 . 3381 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 1 , 874 . 3381 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . Ovennævnte kontante kompensati - The above cash compensation amount

127 onsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til . is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the com - pany, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allow - ances, pension contributions and oth - er contributions or payments of any kind, which are based on the Partici - pant's remuneration, that the Partici - pant may be entitled to . Såfremt Deltagerens ansættelse eller andet tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tids - punkt, men kun for den del af Delta - gerens warrants, der var modnet på tidspunktet for ophøret . If the employment or other service relationship terminates in the middle of a period, the compensation shall still fall due on the above dates but only for such portion of the Partici - pant's warrants that had vested at the date of termination . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for other reasons than those mentioned above in this clause (a Termination of Service), and the vest - ed portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant de - cide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not oc -

128 hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . curred (in which case the vested por - tion of the warrants shall be exercisa - ble to the extent set forth below, sub - ject to the terms and conditions set forth in this provision and section 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 20 . juni 2023 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes .

129 Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab, (b) udbytter, eller (c) kapital - nedsættelse hvor beløb udloddet til aktionærerne er forskellig fra mar - kedsværdien af de aktier, som indlø - ses i forbindelse medkapitalnedsæt - telsen . Formålet med dette er at be - skytte Deltageren fra enhver udvan - ding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends ; or (c) a capital decrease where amounts dis - tributed to shareholders do not equal the market value of the shares being redeemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - ests as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and

130 følgende: conditions laid down in section 3 and in the following: - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 600 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 600 (cf . how - ever the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.31 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 18 . september 2018 udstedt 800 warrants til en medarbejder i selskabet (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on September 18 , 2018 issued 800 warrants to an employee of the company (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Det præciseres, at ovenstående svarer til en udstedelse af 80 warrants, der hver giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . It is noted that the above equals an issue of 80 warrants that each entitles the Participant to subscribe for one share in the company with a nominal value of DKK 0 . 10 . 80 0 a k t i e r k a n t e g n e s f o r U S D 1,39665 pr. aktie af DKK 0,01, idet 800 shares may be subscribed for at a price of USD 1.39665 per share of

131 tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmel - delse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . DKK 0 . 01 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Alle de tildelte warrants er fuldt mod - nede på Tildelingstidspunktet. All of the granted warrants are fully vested at the Grant Date. I tilfælde af Deltagerens fratræden fra selskabet, et datterselskab eller et koncernselskab (hvorefter Deltageren ikke længere er ansat i Selskabet eller noget datterselskab eller koncernsel - skab) på grund af egen eller selska - bets, et datterselskabs eller et kon - cernselskabs opsigelse af Modtagerens ansættelsesforhold vil Modtagerens retsstilling være som beskrevet i Ak - tieoptionslovens †† 4 og 5 , idet (a) Deltageren dog kan udnytte sine war - rants i opsigelsesperioden og (b) be - styrelsen efter dets eget skøn dog kan beslutte, at warrants skal kunne ud - nyttes som om, Deltageren ikke havde opsagt sin stilling (i hvilket tilfælde de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . In the event the Participant resigns from his position with the company, a subsidiary or an affiliate (and the Participant is thereafter no longer employed with the company or any subsidiary or affiliate) due to the Par - ticipant's own termination or due to the company's, a subsidiary's or an affiliate's termination of the Partici - pant's employment, the Participant's position will be as laid down in sec - tions 4 and 5 of the Danish Stock Option Act, provided however that (a) the Participant may exercise the war - rants during the notice period and (b) the board of directors may in its sole discretion decide that the warrants shall remain exercisable as if the Par - ticipant had not resigned (in which case the warrants shall be exercisable as set forth below, subject to the

132 terms and conditions set forth in this provision and section 2). Dette indebærer blandt andet følgen - de: This inter alia implies the following: - Såfremt Deltageren fratræder sin stilling i selskabet, et dattersel - skab eller et koncernselskab på grund af Deltagerens egen opsi - gelse, bortfalder Deltagerens ret til at udnytte sine tildelte war - rants . Warrants kan dog udnyttes indtil fratrædelsestidspunktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår . - In the event that the Participant resigns from his position in the company, a subsidiary or an affili - ate due to his own termination of employment, the Participant's right to exercise warrants granted will lapse . Warrants may, howev - er, be exercised until termination of the Participant's employment on the terms and conditions pro - vided for in this provision and sec - tion 2 . - Såfremt Deltageren fratræder sin stilling i selskabet, et dattersel - skab eller et koncernselskab på grund af selskabets, et dattersel - skabs eller et koncernselskabs op - sigelse, der ikke skyldes Deltage - rens misligholdelse, bevarer Del - tageren ret til samtlige tildelte warrants, uanset om Udnyttelses - perioden er indtrådt inden Delta - gerens fratræden . Det samme gælder de tilfælde, der er angivet i aktieoptionslovens † 4 , stk . 2 (fratræden på grund af al - der/pensionering) og † 4 , stk . 3 (fratræden på grund af selskabets, et datterselskabs eller et koncern - selskabs grove misligholdelse) . - In the event that the Participant resigns from his position in the company due to the company's, a subsidiary's or an affiliate's termi - nation of the employment, which is not due to breach on the part of the Participant, the Participant will remain entitled to all warrants that have been granted, irrespec - tive of whether the exercise peri - od has commenced prior to the termination of his employment . The same applies in those in - stances mentioned in the Stock Option Act, section 4 (2) (resigna - tion due to age/retirement) and section 4 (3) (resignation due to material breach on the part of the company, a subsidiary or an affili -

133 ate). - Såfremt Deltageren fratræder sin stilling på grund af selskabets, et datterselskabs eller et koncernsel - skabs opsigelse, der skyldes mis - ligholdelse fra Deltagerens side, eller såfremt Deltageren bliver bortvist berettiget, bortfalder Del - tagerens ret til alle tildelte war - rants på fratrædelsestidspunktet . Warrants kan dog udnyttes indtil fratrædelsestidspunktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår . - In the event that the Participant resigns from his position in the company due to the company's, a subsidiary's or an affiliate's ter - mination of employment, which is due to breach on the part of the Participant, or the Participant is justly dismissed by the company, the Participant's right to all war - rants granted will lapse upon ter - mination of the employment . War - rants may, however, be exercised until the termination of the em - ployment on the terms and condi - tions provided for in this provision and section 2 . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte de tildelte warrants i perioden fra og med den 1 . september 2021 til og med til og med 31 . august 2024 ("Udnyttelsesperioden") . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the warrants during the period from and including September 1 , 2021 through August 31 , 2024 ("Exercise Period") . De tildelte warrants udløber den 31 . august 2024 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . The warrants will expire on August 31 , 2024 , or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social

134 bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter eller (c) kapi - talnedsættelse hvor beløb udloddet til aktionærerne er forskellig fra mar - kedsværdien af de aktier, som indlø - ses i forbindelse med kapitalnedsæt - telsen . Formålet med dette er at be - skytte Deltageren fra enhver udvan - ding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends or (c) a capi - tal decrease where amounts distribut - ed to shareholders do not equal the market value of the shares being re - deemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de -

135 termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein. De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 , bort - set fra punkt 2 . 6 som ikke finder an - vendelse . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 , save for section 2 . 6 which shall not apply . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 8 , 00 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 8 . 00 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the mini - mum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for USD 1 , 39665 pr . aktie af DKK 0 , 01 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - relsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 1 . 39665 per share of DKK 0 . 01 , the subscription price being con - verted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mecha - nism in clause 2 . 9 ) . 1.32 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3.2 og Pursuant to the authorization included in articles 3.2 and 3.3 of the articles

136 3 . 3 den 26 . november 2019 udstedt 7 . 200 warrants til en medarbejder i selskabet (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . of association, the board of directors has on November 26 , 2019 issued 7 , 200 warrants to an employee of the company (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . Det præciseres, at ovenstående svarer til en udstedelse af 720 warrants, der hver giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . It is noted that the above equals an issue of 720 warrants that each enti - tles the Participant to subscribe for one share in the company with a nom - inal value of DKK 0 . 10 . 7 . 200 aktier kan tegnes for USD 0 , 595 pr . aktie af DKK 0 , 01 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 7 , 200 shares may be subscribed for at a price of USD 0 . 595 per share of DKK 0 . 01 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelse hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date the warrants will

137 de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 2 . april 2019 (”Tildelings - tids - punktet”) (inklusive april 2019 ) . become vested with respect to 1 / 36 on the last day of each of the first 36 calendar months following 2 April 2019 (the “Grant Date”) (including April 2019 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 , shall be exercisable as stated below) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte de tildelte warrants i perioden fra og med den 1 . april 2022 til og med til og med 31 . marts 2025 ("Udnyttelsesperioden") . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the warrants during the period from and including 1 April 2022 through 31 Marts, 2025 ("Exercise Period") . De tildelte warrants udløber den 1. The warrants will expire on 1 April

138 april 2025 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2. 2025, or earlier as provided for in this provision or section 2. Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . Uanset om andet måtte fremgå af bestemmelserne i punkt 2 . 9 . 1 , finder første sætning i punkt 2 . 9 . 1 anven - delse for de tildelte warrants i tilfælde af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter eller (c) kapi - talnedsættelse hvor udlodningen til aktionærerne ikke modsvarer mar - kedsværdien af de aktier der indfries som følge af kapitalnedsættelsen . Notwithstanding the provisions of clause 2 . 9 . 1 to the contrary, the first sentence of clause 2 . 9 . 1 shall apply to these warrants in the event of a change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends or (c) a capi - tal decrease where the amounts dis - tributed to shareholders do not equal

139 Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejer - skab, som måtte ske som resultat af en sådan ændring af selskabets kapi - talstruktur . For en ordens skyld be - mærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . the market value of shares being re - deemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : Det højeste nominelle beløb, som kapitalen kan forhøjes med på bag - grund af udnyttelse af warrants er DKK 72 , 00 (jf . dog justeringsklausu - len i punkt 2 . 9 ) og det mindste nomi - nelle beløb er DKK 0 , 01 , og The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 72 . 00 (cf . however the ad - justment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and Kapitalforhøjelsen sker for USD 0 , 595 pr . aktie af DKK 0 , 01 , idet tegnings - kursen omregnes til DKK på dagen for The capital increase shall be paid at a subscription price of USD 0 . 595 per share of DKK 0 . 01 , the subscription

140 kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf. dog justerings - klausulen i punkt 2.9). price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . 2 2014 WARRANT VILKÅR 2014 WARRANT TERMS 2.1 FORMÅL SCOPE 2.1.1 Følgende vilkår skal være gældende for warrants udstedt af bestyrelsen i henhold til bemyndigelsen i vedtæg - ternes punkt 3 . 2 og 3 . 3 ("Warrants"), i det omfang andet ikke fremgår af de relevante vedtægtsbestemmelser un - der punkt 1 ovenfor (”Vedtægtsbe - stemmelsen”) . The following terms and conditions shall apply to warrants issued by the board of directors pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association ("Warrants"), to the extent not other - wise set forth in the relevant articles under clause 1 above (the “Article”) . 2.2 WARRANTS WARRANTS 2.2.1 Hver Warrant berettiger ejeren ”Del - tageren” til at tegne én aktie i selska - bet á nominelt DKK 0 , 10 mod betaling af den i Vedtægtsbestemmelsen fast - satte udnyttelseskurs . Each Warrant entitles the holder (the “Participant”) to subscribe for one share in the company with a nominal value of DKK 0 . 10 against payment of the exercise price set forth in the Article . 2.3 MODNINGSPERIODE VESTING PERIOD 2.3.1 Bestemmelser vedrørende modning af de tildelte Warrants fremgår af Ved - tægtsbestemmelsen . Hvis Deltagerens ansættelses - eller andet tjenestefor - hold til selskabet, et datterselskab eller et koncernselskab ophører, uan - set årsagen hertil, bortfalder ikke - Vesting provisions applicable to the Warrants are set forth in the Article . The unvested portion of the Warrants will be cancelled for no compensation upon the termination of the Partici - pant’s employment or other service relationship with the company, a sub -

141 modnede Warrants uden kompensati - on, mens modnede Warrants kan ud - nyttes i det omfang, det fremgår af Vedtægtsbestemmelsen og punkt 2 . 6 nedenfor . sidiary or an affiliate for any reason, while the vested portion of the War - rants shall be exercisable to the ex - tent provided for in the Article and clause 2 . 6 below . 2.4 UDNYTTELSE EXERCISE 2.4.1 For at udnytte Warrants skal Deltage - ren (eller i tilfælde af udnyttelse efter Deltagerens død eller umyndiggørelse, Deltagerens bobestyrer, arving eller værge) give meddelelse til selskabet om den påtænkte udnyttelse samt betale udnyttelseskursen som anført i punkt 2 . 4 . 2 . Hvis Warrants udnyttes af en anden end Deltageren skal den - ne person fremlægge dokumentation, for personens ret til at udnytte de pågældende Warrants . To exercise the Warrants, the Partici - pant (or in the case of exercise after the Participant's death or incapacity, the Participant's executor, administra - tor, heir or legatee, as the case may be) must deliver to the company a notice of intent to exercise the War - rants and pay the exercise price as specified in clause 2 , 4 . 2 . If someone other than the Participant exercises the Warrants, then such person must submit documentation verifying that such person has the legal right to exercise the Warrants . 2.4.2 Tegningskursen for aktierne, der ud - stedes ved udnyttelse af Warrants, skal indbetales kontant til Selskabet inden for 3 dage efter Selskabet har modtaget meddelelse om udnyttelsen . The price of the shares to be issued upon the exercise of the Warrants shall be paid to the company in cash within three days of the date on which the company received notice of exer - cise . 2.4.3 Warrants kan kun udnyttes til at teg - ne et helt antal aktier. The Warrants may be exercised only to subscribe for a whole number of shares . 2.5 CHANGE IN CONTROL CHANGE IN CONTROL 2.5.1 Hvis selskabet gennemfører en ”Change in Control” (som defineret I f t h e c o m p a n y c o ns u mm a t e s a Change in Control (as defined below)

142 nedenfor) før alle Warrants kan ud - nyttes, og Deltageren er i et ansæt - telses - eller andet tjenesteforhold til selskabet, et datterselskab eller et koncernselskab frem til datoen for en sådan Change in Control, skal 100 procent af de tildelte Warrants modne og kunne udnyttes umiddelbart før gennemførelsen af en sådan Change in Control . ”Change in Control” skal omfatte føl - gende begivenheder : A. en "person" (som dette begreb anvendes i †† 13 (d) and 14 (d) i den amerikanske Securities Ex - change Act fra 1934 med senere ændringer (" 1934 - Loven"), bort - set fra : (i) en administrator eller lignende, der besidder værdipapirer i hen - hold til en medarbejderordning i selskabet, (ii) et selskab, der ejes direkte el - ler indirekte af aktionærerne i sel - skabet i væsentligt samme forhold som deres ejerskab af aktier i sel - skabet, eller (iii) en person der umiddelbart forud for tildelingstidspunktet di - rekte eller indirekte er retmæssig ejer af mere end 50 % af stemme - rettighederne i henhold til selska - prior to the date that the Warrants are exercisable in full and the Partici - pant continues to be employed by or in other service relationship with the company, a subsidiary or an affiliate through the date of such Change in Control, 100 per cent of the Warrants shall vest and become exercisable immediately prior to the consumma - tion of such Change in Control . "Change in Control" means any of the following events : A. a "person" (as such term in used in Sections 13 (d) and 14 (d) of the US Securities Exchange Act of 1934 , as amended (the " 1934 Act")), other than : (i) a trustee or other fiduciary holding securities under an em - ployee benefit plan of the compa - ny, (ii) a corporation owned, directly or indirectly, by the shareholders of the company in substantially the same proportions as their ownership of shares of the com - pany, or (iii) a person who beneficially owns, directly or indirectly, imme - diately prior to the grant date, more than 50 % of the combined voting power of the company’s

143 bets på dette tidspunkt værende selskabskapital (en " 50 % Ejer"), der direkte eller indirekte er eller bliver "retmæssig ejer" (som defi - neret i regel 13 D - 3 , i 1934 - Loven) af aktier i selskabet, der repræ - senterer mere end halvtreds pro - cent ( 50% ) af de samlede stem - merettigheder i henhold til selska - bets på dette tidspunkt udeståen - de selskabskapital, B. selskabet fusionerer eller sam - menlægges med en anden virk - somhed, bortset fra en fusion eller sammenlægning, hvor : (i) en 50 % Ejer fortsat direkte el - ler indirekte ejer (enten ved at forblive udestående eller ved at blive konverteret til stemmeberet - tigede aktier i det fortsættende selskab) mere end halvtreds pro - cent ( 50% ) af stemmerettighe - derne i selskabet eller den fort - sættende enhed umiddelbart efter en sådan fusion eller sammenlæg - ning, eller (ii) indehaverne af de stemmebe - rettigede aktier i selskabet umid - delbart forud for en sådan fusion eller sammenlægning fortsat di - rekte eller indirekte ejer (enten ved at forblive udestående eller ved at blive konverteret til stem - meberettigede aktier i det fort - then outstanding securities (a " 50 % Owner"), is or becomes the “beneficial own - er” (as defined in Rule 13 D - 3 un - der the 1934 Act), directly or indi - rectly, of securities of the Compa - ny representing more than fifty percent ( 50% ) of the combined voting power of the company’s then - outstanding securities ; B. the company merges or consoli - dates with any other corporation, other than in a merger or consoli - dation in which : (i) a 50 % Owner continues to own, directly or indirectly (either by remaining outstanding or by being converted into voting secu - rities of the surviving entity) more than fifty percent ( 50% ) of the combined voting power of the vot - ing securities of the company or such surviving entity outstanding immediately after such merger or consolidation ; or (ii) the holders of the voting secu - rities of the company immediately prior to such merger or consolida - tion continue to own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the sur - viving entity) more than fifty per -

144 sættende selskab) mere end halv - treds procent ( 50% ) af stemme - rettighederne i selskabet eller den fortsættende enhed umiddelbart efter fusionen eller sammenlæg - ningen i væsentligt samme forhold som deres ejerskab af de stem - meberettigede aktier i selskabet umiddelbart før en sådan fusion eller sammenlægning, eller C. En likvidation af selskabet eller et salg eller anden overdragelse af alle eller i al væsentlighed alle selskabets aktiver, dog således at : (1) ingen begivenhed udgør en Change in Control, medmindre en sådan begivenhed også udgør en change in control event som defi - neret i † 409 A(a)(ii)(a)(v) i den amerikanske Internal Revenue Code (med senere ændringer) og regler udstedt i henhold hertil, og (2) ingen af følgende erhvervelser udgør en Change in Control i rela - tion til de tildelte Warrants : (a) eventuelle erhvervelser af ak - tier eller værdipapirer i Selskabet (uanset om det sker ved udstedel - se af nye værdipapirer eller salg af eksisterende værdipapirer ejet af selskabet) i en transaktion eller cent ( 50% ) of the combined vot - ing power of the voting securities of the company or such surviving entity outstanding immediately af - ter such merger or consolidation in substantially the same propor - tion as their ownership of the vot - ing securities of the company im - mediately prior to such merger or consolidation ; or C. the complete liquidation of the company or the sale or other dis - position of all or substantially all of the company’s assets ; provided that : (1) no event shall constitute a Change in Control hereunder un - less such event is also a change in control event as defined under Section 409 A(a)(ii)(A)(v) of the US Internal Revenue Code, as amended from time to time, and the regulations promulgated thereunder, and (2) the following shall not consti - tute a Change in Control for the purposes of the Warrants : (a) any acquisitions of securities of the Company directly from the company (whether by issuance of new securities or sale of existing securities held by the company) in a transaction or series of transac -

145 serie transaktioner primært med bona fide egenkapitalsfinansie - ringsformål, hvori selskabet mod - tager kontanter eller selskabets gæld annulleres eller konverteres eller en kombination heraf, (b) enhver erhvervelse af aktier eller værdipapirer i selskabet (uanset om det sker ved udstedel - se af nye værdipapirer eller salg af eksisterende værdipapirer ejet af selskabet), af en ordning for medarbejdere (eller en hermed forbundet ordning) støttet eller videreført af selskabet ; eller (c) enhver erhvervelse af aktier eller værdipapirer i selskabet, di - rekte eller indirekte fra selskabet, (uanset om det sker ved udstedel - se af nye værdipapirer eller salg af eksisterende værdipapirer ejet af selskabet) af, eller enhver overdragelse af aktier eller værdi - papirer blandt, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S og NB FP Investment II K/S såvel som enhver af sådanne aktionæ - rers koncernforbundne eller asso - cierede selskaber, herunder en - hver komplementar eller kom - manditist i sådanne aktionærer . tions principally for bona fide eq - uity financing purposes in which cash is received by the company or indebtedness of the company is cancelled or converted or a com - bination thereof, (b) any acquisition of securities of the company (whether by issuance of new securities or sale of exist - ing securities held by the compa - ny) by any employee benefit plan (or related trust) sponsored by or maintained by the company, or (c) any acquisitions of securities of the company directly from the company (whether by issuance of new securities or sale of existing securities held by the Company) by, or any transfer of securities among, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP In - vestment II K/S as well as any af - filiate or associate of such share - holders, including without limita - tion any limited or general part - ners of such shareholders . 2.5.2 Bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen, kan ved en Change in Control efter eget skøn Upon a Change in Control, the board of directors, or a committee set up by the board of directors, if any, may, in

146 vælge at (a) annullere alle udeståen - de Warrants imod kontant udbetaling af et beløb (herunder nul) svarende til forskellen mellem den på dette tids - punkt værende markedsværdi af sel - skabets aktie fratrukket udnyttelses - kursen som fastsat i Vedtægtsbe - stemmelsen, (b) annullere alle Delta - gerens uudnyttede Warrants, efter at have givet Deltageren rimelig mulig - hed for at udnytte alle modnede, ude - stående Warrants, (c) foranledige at det fortsættende selskab overtager alle udestående Warrants eller ombyt - ter alle udestående Warrants med økonomisk sammenlignelige tildelin - ger eller (d) tage sådanne andre for - holdsregler, som bestyrelsen eller et eventuelt udvalg anser for passende . Det er en forudsætning for ovenstå - ende, at den valgte fremgangsmåde i al væsentlighed bevarer den økonomi - ske værdi af de omhandlede Warrants opgjort umiddelbart før en sådan Change in Control . its discretion (a) cancel any outstand - ing Warrants in exchange for a cash payment of an amount (including ze - ro) equal to the difference between the then fair market value of the company’s share less the agreed ex - ercise price set forth in the Article, (b) after having given the Participant a reasonable chance to exercise any vested outstanding Warrants, termi - nate any or all of the Participant’s unexercised Warrants, (c) cause the surviving corporation to assume all outstanding Warrants or replace all outstanding Warrants with economi - cally comparable awards or (d) take such other action as the board of di - rectors or the committee, if any, shall determine to be appropriate ; provided that any such action shall substantial - ly preserve the economic value of such Warrants determined as of im - mediately prior to such Change in Control . 2.6 OPHØR AF DELTAGERENS RELATI - ON TIL SELSKABET TERMINATION OF THE PARTICI - PANT’S RELATIONS WITH THE COMPANY 2.6.1 Såfremt en Deltagers ansættelses - eller andet tjenesteforhold hos sel - skabet, et datterselskab eller et kon - cernselskab ophører, kan Deltageren (eller efter omstændighederne Delta - gerens repræsentant eller dødsbo) udnytte sine Warrants (i det omfang Deltageren var berettiget til at udøve In the event a Participant’s employ - ment or other service relationship with the company, a subsidiary or an affiliate is terminated, the Participant (or the Participant’s legal representa - tive or estate, as applicable) may exercise his Warrants (to the extent that the Participant was entitled to

147 sådanne Warrants på tidspunktet op - høret) i en periode, der udløber på det tidligste af følgende tidspunkter : (a) datoen der falder tre måneder efter ophøret (dog 12 måneder derefter såfremt ophøret af ansættelses - eller andet tjenesteforhold hos selskabet skyldes Deltagerens død) og (b) ud - løbsdatoen for Warrants som fastsat i Vedtægtsbestemmelsen . Hvis Deltage - ren ikke udnytter sine Warrants inden for den periode, der er angivet heri eller i Vedtægtsbestemmelsen, bort - falder alle Warrants og de ophører med at kunne udnyttes uden kompen - sation . exercise such Warrants as of the date of such termination) only within such period of time ending on the earlier of : (a) the date three months follow - ing such termination ( 12 months thereafter in the case of a termination of employment or other service rela - tionship with the company due to the Participant’s death) and (b) the expi - ration of the term of the Warrants as set forth in the Article . If, after such termination, the Participant does not exercise his Warrants within the time specified herein or in the Articles, the Warrants shall immediately terminate and cease to be exercisable with no compensation due therefor . 2.6.2 Såfremt en Deltagers ansættelses - eller andet tjenesteforhold hos sel - skabet, et datterselskab eller et kon - cernselskab opsiges af Selskabet mv . som følge af Deltagerens misligholdel - se, bortfalder alle Warrants (uanset om de er modnet eller ej og uanset punkt 2 . 6 . 1 ), og de ophører med at kunne udnyttes uden kompensation . In the event a Participant’s employ - ment or other service relationship with the company, a subsidiary or an affiliate is terminated by the company etc . for cause, all outstanding War - rants (whether or not vested and irre - spective of clause 2 . 6 . 1 ) shall imme - diately terminate and cease to be exercisable with no compensation due therefor . 2.7 UDLØB EXPIRATION 2.7.1 Warrants udløber på udløbsdatoen fastsat i Vedtægtsbestemmelsen eller på et sådant tidligere tidspunkt som måtte fremgå af disse vilkår . The Warrants will expire on the expi - ration date set forth in the Article, or at such earlier point in time as may be provided for in these terms . 2.8 OVERDRAGELSE ASSIGNMENT

148 2.8.1 Uden forudgående skriftligt samtykke fra Selskabets bestyrelse eller et eventuelt udvalg nedsat af bestyrel - sen kan Warrants ikke overdrages af Deltageren, undtagen i henhold til testamente eller arv efter gældende arvelovgivning ved Deltagerens død, ligesom alene Deltageren (eller den - nes værge i tilfælde af Deltagerens umyndiggørelse) kan udnytte War - rants i Deltagerens levetid . Overdra - gelse eller anden overførsel af War - rants eller de rettigheder, de repræ - senterer, skal uanset om det sker frivilligt eller ufrivilligt, i henhold til lov eller på anden vis (undtagen i henhold til testamente eller arv efter gældende arvelovgivning ved Deltage - rens død eller med forudgående skrift - ligt samtykke fra selskabets bestyrel - se eller et eventuelt udvalg nedsat af bestyrelsen) under ingen omstændig - heder tillægge modtageren nogen form for rettigheder hertil . Ved en sådan overdragelse eller overførsel fortabes retten til Warrants straks uden kompensation, og aftalen med Deltageren om tildelingen af Warrants ophører straks og vil ikke længere være gyldig . Except with the prior written consent of the company’s board of directors, or a committee set up by the board of directors, if any, in its sole discretion, the Warrants are not transferable by the Participant other than to a desig - nated beneficiary upon the Partici - pant's death or by will or the laws of descent and distribution, and are ex - ercisable during the Participant's life - time only by him (or his legal guardi - an in the event of the Participant’s incapacity) . No assignment or transfer of the Warrants, or the rights repre - sented thereby whether voluntary or involuntary, by operation of law or otherwise (except to a designated beneficiary, upon death, by will or the laws of descent or distribution or with the prior written consent of the com - pany’s board of directors or a commit - tee set up by the board of directors, if any) will vest in the assignee or transferee any interest or right herein whatsoever, but immediately upon such assignment or transfer the War - rants will be forfeited with no com - pensation due therefor and the agreement with the Participant re - garding the grant of Warrants will terminate and have no further force or effect . 2.8.2 Med forbehold for de i disse vilkår angivne indskrænkninger i relation til overdragelse af Warrants, er tildelin - gen af Warrants bindende for Deltage - ren og Deltagerens bobestyrer, værge Subject to the restrictions on transfer of the Warrants set forth in these terms, the grant of Warrants will be binding upon the Participant and the Participant's beneficiaries, executors,

149 og de(n) person(er), som Warrants kan overdrages til ved testamente, gældende arvelovgivning eller på an - den vis . administrators and the person(s) to whom the grant of Warrants may be transferred by will, the laws of de - scent or distribution or otherwise . 2.9 JUSTERING AF WARRANTS I TIL - FÆLDE AF ÆNDRINGER I SELSKA - BETS KAPITALFORHOLD ADJUSTMENTS OF THE WARRANTS IN CASE OF CHANGES to THE COMPANY'S CAPITAL 2.9.1 For at undgå udvanding eller forøgelse af Deltagernes rettigheder som følge af rekapitalisering, aktiesplit eller sammenlægning af aktier, reorganise - ring, spaltning, fusion, konsolidering, spin - off, sammenlægning, opløsning, ombytning af aktier eller lignende selskabsretlige transaktioner eller begivenheder, der påvirker aktierne, skal selskabets bestyrelse eller et eventuelt udvalg nedsat af bestyrel - sen justere, rekapitalisere eller ændre (a) antallet af aktier og typen af akti - er, der kan tegnes i henhold War - rants, herunder ADRs og ADSs vedrø - rende sådanne aktier, og/eller (b) udnyttelseskursen som angivet i Ved - tægtsbestemmelsen, dog således at der ikke skal foretages justering ved udstedelse af warrants (eller andre værdipapirer, herunder også aktier tegnet ved udnyttelse af warrants) til andre ansatte, ledelsesmedlemmer, bestyrelsesmedlemmer og konsulenter hos selskabet og/eller dets dattersel - skaber eller koncernselskaber (selv hvis sådanne warrants har en udnyt - telseskurs, der er lavere end mar - kedskursen på de underliggende akti - In order to prevent dilution or en - largement of the rights of Participants as a result of any recapitalization, forward or reverse share split, reor - ganization, division, merger, consoli - dation, spin - off, combination, dissolu - tion, division, share exchange or other similar corporate transaction or event that affects the shares, the board of directors or a committee set up by the board of directors, if any, shall adjust, recapitalize or modify (a) the number and kind of shares, including, without limitation, any ADRs and ADSs in re - spect of any such shares, which may thereafter be issued in connection with the Warrants, and/or (b) the exercise price relating to the Warrants and set out in the Article, provided however that no such adjustment shall take place merely as a result of the issuance of warrants (or other awards, including also shares sub - scribed for by exercise of warrants) to other employees, members of the management, members of the board of directors, and consultants of the company and/or its subsidiaries or affiliates (even if such warrants have

150 er, herunder ADRs og ADSs vedrøren - de disse aktier, på tildelingstidspunk - tet) . Det præciseres, at i tilfælde af en ændring i Selskabets kapitalforhold som følge af (i) en kapitalforhøjelse (herunder men ikke begrænset til udstedelse af yderligere aktier eller andre værdipapirer i selskabet, eller warrants til tegning af aktier i selska - bet), (ii) en kapitalnedsættelse (her - under men ikke begrænset til ethvert tilbagekøb af aktier i selskabet eller annullering eller opsigelse/ophævelse af warrants til tegning af aktier i sel - skabet), (iii) en udstedelse af fonds - aktier eller gratisaktier, (iv) en udste - delse af konvertible gældsbreve i sel - skabet, eller (v) udbyttebetalinger, skal hverken udnyttelseskursen eller antallet af aktier, der kan tegnes i henhold til de tildelte Warrants, juste - res, medmindre andet specifikt frem - går af Vedtægtsbestemmelsen . Vilkå - rene i foregående sætning finder an - vendelse selv hvis dispositionen, der giver anledning til en sådan ændring i selskabets kapitalforhold, sker til en kurs, der er lavere end markedskur - sen på selskabets aktier på tidspunktet for dispositionen . an exercise price less than fair market value of the underlying shares, includ - ing, without limitation, any ADRs and ADSs in respect of any such shares, on the grant date) . For the sake of clarity, in the event of a change in the company’s capital structure by reason of (i) a capital increase (including, without limitation, the issuance of additional shares of the company and warrants to subscribe for shares of the company), (ii) a capital decrease (including, without limitation, any repurchase of shares of the company or the cancellation or termination of warrants to subscribe for shares of the company), (iii) an issuance of bonus or compensatory shares of the company, (iv) an issuance of convert - ible debt instruments of the company, or (v) dividends, neither the exercise price of the Warrants or the number of shares which may be subscribed pursuant to the Warrants shall be adjusted unless otherwise specifically provided for in the Article . The terms of the immediately preceding sen - tence shall apply even if the transac - tion giving rise to such change in the company’s capital structure shall take place at a price below the fair market value of the company’s shares at the time of the transaction . 2.10 SKAT TAXES 2.10.1 Deltageren er forpligtet til at betale selskabet den eventuelle kildeskat, The Participant shall be required to pay to the company (and the company

151 som selskabet måtte blive opkrævet i relation til Warrants eller udnyttelsen heraf (og selskabet er berettiget til at fratrække et sådant beløb i ethvert vederlag, der udbetales til Deltage - ren), ligesom Deltageren skal foretage alle øvrige foranstaltninger som be - styrelsen eller et eventuelt udvalg nedsat af bestyrelsen finder nødven - dige for at opfylde alle forpligtelser i relation til betalingen af kildeskat . shall have the right to deduct from any compensation payable to the Par - ticipant), the amount of any required withholding taxes in respect of the Warrants or the exercise thereof and to take all such other action as the board of directors or a committee set up by the board of directors, if any, deems necessary to satisfy all obliga - tions for the payment of such with - holding taxes . 2.11 MEDDELELSER NOTICES 2.11.1 Enhver meddelelse, der skal leveres til selskabet i relation til tildeling eller udnyttelse af Warrants, skal være skriftlig og rettes til Selskabets CEO på selskabets hovedkontor . Enhver meddelelse, der skal leveres til Delta - geren i relation til tildeling eller ud - nyttelse af Warrants, skal være skrift - lig og rettes til Deltageren på Deltage - rens adresse som angivet i selskabets protokoller . Hver part kan skriftligt (eller på en anden af selskabet god - kendt måde) angive en anden adres - se . Any notice required to be delivered to the company in regard to the grant or exercise of Warrants shall be in writ - ing and addressed to the company’s CEO at the company's principal corpo - rate offices . Any notice required to be delivered to the Participant in regard to the grant or exercise of Warrants shall be in writing and addressed to the Participant at the Participant's address as shown in the records of the company . Either party may desig - nate another address in writing (or by such other method approved by the company) from time to time . 2.12 LOVVALG GOVERNING LAW 2.12.1 Vilkårene for tildelingen og udnyttel - sen af Warrants skal fortolkes i over - ensstemmelse med dansk ret . The grant and exercise of Warrants will be construed and interpreted in accordance with the laws of Denmark . 2.13 ÆNDRINGER AMENDMENTS

152 2.13.1 Selskabets bestyrelse eller et eventu - elt udvalg nedsat af bestyrelsen, kan ændre, suspendere, afbryde eller an - nullere aftalen med Deltageren om tildelingen af Warrants fremadrettet eller med tilbagevirkende kraft, idet en sådan ændring mv . dog ikke uden Deltagerens samtykke må påvirke Deltagerens væsentlige rettigheder, for så vidt angår tildelingen og udnyt - telsen af Warrants, negativt . The company’s board of directors or a committee set up by the board of directors, if any, has the right to amend, alter, suspend, discontinue or cancel the agreement with the Partici - pant regarding the grant of Warrants, prospectively or retroactively ; provid - ed that, no such amendment etc . shall adversely affect the Participant's ma - terial rights in regard to the grant and exercise of Warrants without the Par - ticipant's consent . 3 GENERELLE VILKÅR FOR KAPITAL - FORHØJELSER GENERAL I N C R E A S E S TERMS FOR CAPITAL 3.1 Udover de under punkt 1 anførte vil - kår for den til de udstedte Warrants hørende kapitalforhøjelse gælder føl - gende vilkår : In addition to the terms and condi - tions set forth under clause 1 , the increase of the share capital relating to the warrants granted shall be sub - ject to the following terms and condi - tions : - De nye aktier udstedes i aktier à DKK 0,10 eller multipla heraf, - The new shares will be divided into shares of nominally DKK 0.10 or multiples hereof; - De nye aktier skal give ret til udbytte i selskabet for det lø - bende regnskabsår, hvori aktier - ne tegnes, på lige fod med de eksisterende aktier og andre ret - tigheder i selskabet fra og med datoen for tegningen af aktierne, - The new shares will carry divi - dend rights for the financial year in which subscription takes place on equal terms with the existing shares as well as other rights in the company as from the day of subscription of the shares ; - De nye aktier skal tilhøre samme aktieklasse, som de eksisterende aktier i selskabet, - The new shares shall belong to the same share class as the ex - isting shares in the company ;

153 - Kapitalforhøjelsen sker uden for - tegningsret for de hidtidige akti - onærer, idet tegningen sker på baggrund af warrants udstedt til selskabets eller dets dattersel - skabers medarbejdere, direkti - onsmedlemmer, bestyrelsesmed - lemmer og konsulenter, - Der skal ikke gælde indskrænk - ninger i den til de nye aktier knyttede fortegningsret ved fremtidige kapitalforhøjelser, - Fristen for tegning af de nye ak - tier beregnes på baggrund af be - stemmelserne i punkt 2 , - Det fulde beløb til tegning af det antal aktier, som de omfattede medarbejdere mv . ønsker at tegne, skal indbetales kontant og senest samtidig med tegnin - gen af de pågældende aktier, - De nye aktier skal lyde på navn, noteres i selskabets ejerbog og være ikke - omsætningspapirer . - De anslåede omkostninger, der skal afholdes af selskabet ved kapitalforhøjelsen, udgør DKK - The capital increase shall be made without any pre - emption rights for the existing sharehold - ers, given that the subscription is based on warrants issued to the company’s or its subsidiar - ies’ employees, members of the management, members of the board of directors, and consult - ants ; - The pre - emption rights attached to the new shares shall not be subject to any restrictions in the event of future capital increases ; - The deadline for subscription of the new shares shall be calculat - ed pursuant to the provisions in clause 2 ; - The full subscription amount for the number of shares which the employees etc . wish to subscribe for, shall be paid in cash no later than on the day of subscription of the shares in question ; - The new shares shall be made out in the name of the holder, be recorded in the company’s regis - ter of shareholders and be non - negotiable instruments . - The estimated costs to be borne by the company in connection with the capital increase are ap -

154 20.000 + moms. proximately DKK 20,000 + VAT. *** *** Seneste ændring af vedtægterne, inklusive bilag, blev vedtaget den 24. april 2020. Latest amendment of the articles of association, including appendices, was resolved on 24 April 2020 .

557 8 4 / T W E BILAG 3 TIL VEDTÆGTERNE FOR FORWARD PHARMA A/S (CVR - NR. 28865880) I. BAGGRUND OG FORMÅL På Selskabets ekstraordinære generalforsamling den 2 . august 2017 ("EGF") blev det be - sluttet, at (i) foretage et split af Selskabets aktier i aktier a hver nominelt DKK 0 , 01 , (ii) nedsætte Selskabets aktiekapital med nominelt DKK 3 . 774 . 719 , 92 ( 80 % reduktion og an - nullation af aktierne), og (iii) udbetale et beløb til aktionærerne på EUR 19 , 45 pr . aktie a nominelt DKK 0 , 10 , se det som underbilag A vedhæftede resumé . Kapitalnedsættelsen og udbetalingen til Selskabets aktionærer blev gennemført den 1 . september 2017 (" Gennem - førelsesdagen ") . Den økonomiske værdi af visse warrants og deferred share optioner udstedt af Selskabet til visse af koncernens medarbejdere, bestyrelsesmedlemmer og konsulenter mv . blev udvan - det som følge beslutningerne vedtaget på EGF . De berørte optioner, der omfattes af justeringerne i dette bilag 3 , er : - warrants udstedt i henhold til punkt 1.5, 1.6, 1.9, og 1.13 i bilag 1 til selskabets ved - tægter; - warrants udstedt i henhold pkt. 1.1, 1.2, 1.3, 1.4, 1.5, 1.6, 1,7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 1.16, 1.17, 1.18, 1.19, 1.20, 1.21 1.22, og 1.23 i bilag 2 til selskabets vedtægter; and - deferred share optioner tildelt af selskabet før, og fortsat i kraft på, datoen for EGF (" EGF Datoen ") (under et " Optionerne ") . Formålet med justeringerne af vilkårene for Optionerne (" Optionsvilkårene ") og kompen - sationen af de relevante indehavere af Optionerne (hver især en " Optionsindehaver " og under et " Optionsindehaverne ") er grundlæggende at stille Optionsindehaverne som om, de var aktionærer i selskabet på EGF Datoen .

2 II. PRINCIPPER FOR JUSTERING OG KOMPENSATION Indledning Udnyttelsesprisen for de enkelte Optioner er i de forskellige Optionsvilkår anført i enten DKK eller USD, og udbetalingen den 1 . september 2017 blev foretaget i EUR . I sammenfatningen nedenfor er alle beløb anført i EUR . Hvor en valutaomregning har fundet sted, er den af Nationalbanken offentliggjorte relevante valutakurs på EGF Datoen anvendt . Optionerne består af warrants (der berettiger Optionsholderen til at tegne nye aktier i Sel - skabet mod betaling af en udnyttelsespris) og deferred share optioner (som berettiger Opti - onsholderen til, efter Selskabets valg, at enten købe eksisterende aktier eller tegne nye aktier i selskabet mod betaling af kurs pari for aktierne) . Teknikken bag de to typer Optio - ner er imidlertid, i relation til justeringer med henblik på at afværge økonomisk udvanding, identiske og følgende sammenfatning af justeringerne gælder for både warrants og deferred share optioner . Anvendelsen af de principper, der er fastsat i dette bilag 3 , forventes at indebære en udbe - taling fra selskabet til Optionsindehaverne på ca . EUR 36 , 2 mio . i alt . 1. Generel justering (uanset modning) Følgende justeringer skal foretages af alle relevante Optioner, uanset modning: (i) Justering af aktier som kan tegnes/købes i henhold til Optionen . En 80 % reduktion af den nominelle værdi af de aktier, som en Option giver Optionsindehaveren ret til at tegne eller, efter omstændighederne, købe . En Option, der hidtil har berettiget Optionsindehaveren til at tegne eller, efter omstændighederne, købe en aktie a no - minelt DKK 0 , 10 , skal således fremover berettige Optionsindehaveren til at teg - ne/købe to aktier a nominelt DKK 0 , 01 hver (dvs . nominelt DKK 0 , 02 i alt) . (ii) Reduktion af Udnyttelsesprisen . Reduktion af udnyttelsesprisen for en Option med et beløb svarende til udbetalingen til aktionærerne på EUR 19 , 45 pr . aktie a nominelt DKK 0 , 10 (" Udlodningen "), idet den således reducerede udnyttelsespris dog aldrig kan blive under kurs 100 som følge af præceptiv dansk selskabsret . Optionsindeha - veren bliver herved kompenseret ved en reduktion af Optionens udnyttelsespris med et beløb lig med den oprindelige udnyttelsespris minus den reducerede udnyttelses - pris (" Udnyttelsespriskompensationen ") .

3 Er udnyttelsesprisen for en Option lig med eller højere end EUR 19 , 45 (minus kurs pari på DKK 0 , 10 ) pr . aktie a nominelt DKK 0 , 01 , da skal den reducerede udnyttel - sespris pr . aktie a nominelt DKK 0 , 01 på Gennemførelsesdagen udgøre : Samlet antal Optioner med ret til tegning/køb af aktier a DKK 0,10 på EGF Datoen * Redu - ceret udnyttelsespris pr. aktie a DKK 0,10 Samlet antal Optioner med ret til tegning/køb af aktier a DKK 0,01 pr. Gennemførelsesda - gen Eftersom Optioner i form af deferred share optioner altid skal udnyttes til kurs pari, er deferred share optioner ikke genstand for reduktion af udnyttelsesprisen (bortset fra hvad der følger af aktiesplittet) . 2. Optioner, der er modnet EGF Datoen I tillæg til den generelle justering under afsnit 1 skal følgende justering foretages af den del (om nogen) af Optionerne, som er modnet til udnyttelse pr. EGF Datoen: (i) Kontant Kompensation . Hvor udnyttelsesprisen for en modnet del af en Option forud for justeringen under afsnit 1 (ii) ovenfor var mindre end EUR 19 , 45 (minus kurs pa - ri) pr . aktie a nominelt DKK 0 , 10 , skal der udbetales en kontant kompensation til Optionsindehaveren beregnet som følger : Udlodningen minus Udnyttelsespriskompensationen minus DKK 0,08 (lig med 80 % af aktiens kurs pari (før aktiesplittet)) 3. Optioner, der ikke er modnet pr. EGF Datoen I tillæg til den generelle justering under afsnit 1 skal følgende justering foretages af den del (om nogen) af Optionerne, som ikke er modnet til udnyttelse pr. EGF Datoen: (i) Ret til Tegning af Yderligere Aktier . Der udbetales ingen kontant kompensation til Optionsindehavere for den del af Optioner, der ikke er modnet til udnyttelse på EGF Datoen . Det foreslås, at Optionsindehaveren i stedet kompenseres ved følgende ju - stering af den ikke - modnede del af Optionerne :

4 Hvor udnyttelsesprisen for en ikke - modnet del af en Option forud for justeringen under afsnit 1 (ii) ovenfor var mindre end EUR 19 , 45 (minus kurs pari) pr . aktie a nominelt DKK 0 , 10 , skal antallet af ikke - modnede aktier forøges som følger : Ikke - kompenseret beløb (" IKB ") * antal ikke - modnede aktier Efterfølgende markedsværdi pr. ADS (" EMPA ")/2 h v or : IKB = Ikke - kompenseret beløb pr. ikke - modnet aktie a DKK 0,10 beregnet som Udlodningen minus Udnyttelsespriskompensationen minus DKK 0,08 (lig med 80 % af aktiens kurs pari (før aktiesplittet)). EMPA = (a) EUR 5 . 054086 , som er markedsprisen for 1 ADS (repræsenterende to aktier a hver DKK 0 , 01 ) efter ex - dividende datoen beregnet som den vægtede (volumen) gennemsnitlige offentliggjorte lukkekurs over ti handelsdage fra og med den anden handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af dividende fra kapitalnedsættelsen, til og med den 11 . handelsdag efter den handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af dividende fra kapitalnedsættelsen minus (b) DKK 0 , 02 . 4. Illustrativt beregningseksempel Se underbilag B der indeholder et illustrativt beregningseksempel baseret på principperne ovenfor. I I I . BEMYNDIGELSE AF BESTYRELSEN Bestyrelsen er bemyndiget til, at: (i) anvende de principper for justering og Kompensation, der er fastsat i dette bilag 3 , og til at supplere og foretage sådanne modifikationer og tilpasninger heraf, som ef - ter bestyrelsens rimelige vurdering er nødvendig eller ønskelig for at udmønte dette bilag 3 's principper for justering og kompensation i hvert enkelt tilfælde ;

5 (ii) forberede og gennemføre de relevante justeringer af Optionsvilkårene og til at indgå og udstede alle dokumenter og aftaler, der er nødvendige i den forbindelse; og (iii) udbetale et sådant kontant kompensationsbeløb til Optionsindehaverne, som er en konsekvens af anvendelse af principperne i dette bilag 3 , herunder efter udnyttelse af bestyrelsens bemyndigelse i dette afsnit III, i hvert enkelt tilfælde med forbehold for den berørte Optionsindehavers forudgående kon - traktuelle samtykke, hvor det er nødvendigt --- Seneste ændring af vedtægterne, inklusive bilag, blev vedtaget den 24. april 2020.

6 Underbilag A Resultat af ekstraordinær generalforsamling august 2017 Der afholdtes ekstraordinær generalforsamling i Forward Pharma A/S ("Selskabet") den 2 . august 2017 på Selskabets adresse Østergade 24 A, 1 . sal, 1100 København K, Danmark ("EGF") . En aktiekapital på DKK 3 . 521 . 856 og 35 . 218 . 560 stemmer var repræsenteret på EGF . Resultatet af EGF var følgende : (a) Beslutning om gennemførelse af aktiesplit i forholdet 1 / 10 og nedsættelse af aktie - kapitalen til overkurs og udbetaling til aktionærerne med EUR 19 , 45 pr . aktie a no - minelt DKK 0 , 10 (svarende til EUR 2 , 43125 pr . aktie a nominelt DKK 0 , 01 som an - nulleres) med 35 . 218 . 560 stemmer for og 0 stemmer imod, og ingen som undlod at stemme . Forslaget blev vedtaget med det indhold, som var foreslået af bestyrelsen .

557 8 4 / T W E UNDERBILAG B - ILLUSTRATIVT BEREGNINGSEKSEMPEL Indehaver: Antal warrants med ret til tegning af aktier a DKK 0,10: 90,000 Udnyttelsespris (per aktie a DKK 0,10) : USD 18.00 Modnede warrants i procent (pr. EGF Datoen) (=15/36): 41. 67% Antal modnede warrants med ret til tegning af aktier a DKK 0,10 (pr. EGF Datoen) (=ROUNDDOWN(D6*D8;0)): 37,500 Antal umodnede warrants med ret til tegning af aktier a DKK 0,10 (pr. EGF Datoen) (=D6 - D9): 52,500 Udlodning til aktionærerne (pr aktie a DKK 0,10): EUR 19.45 Udlodning til aktionærerne (pr aktie a DKK 0,10) konverteret til USD (=D12*D14/100): USD 23.01 Valutakurs USD/EUR pr EGF Datoen: 118.29 Valutakurs DKK/USD pr EGF Datoen: 628.83 Valutakurs DKK/EUR pr EGF Datoen: 743.84 Reduceret udnyttelsespris (pr aktie a DKK 0,10) (=MAX((D7 - D13);0.1)) DKK 0.10 Reduceret udnyttelsespris (pr aktie a DKK 0,01) (=D18/10) DKK 0.01 Beløb kompenseret ved reduktion af udnyttelsesprisen (pr aktier a DKK 0,10) (=(D7 - D18/D15*100)/D14*100) EUR 15.20 Kontant beløb til udbetaling (pr modnet aktie a DKK 0,10) (=(D12 - D20) - ((0.1/D16*100)*0.8)) EUR 4.23585 Kompensation (=D9*D22): EUR 158,844.33 Markedspris* for 1 ADS (repræsenterende to aktier a hver DKK 0,01) efter ex - dividende datoen (se fodnoten nedenfor om fastsættelse af markedsprisen til dette formål): USD 5.9784787480 Markedspris* for 1 ADS (repræsenterende to aktier a hver DKK 0,01) efter ex - dividende datoen konverteret til EUR (=D25/D14*100): EUR 5.05408635 Ikke - kompenseret beløb pr umodnet aktie a DKK 0,10 (=(D12 - D20) - ((0.1/D16*100)*0.8)): EUR 4.23585 Ikke kompenseret beløb for alle umodnede aktier a hver DKK 0,10 (=D10*D27): EUR 222,382.06 Antal yderligere warrants med ret til tegning af aktier a DKK 0,01 (=D28/(D26/2 - 0.01/D16*100)): 88,048 Antal warrants efter gennemførelse af aktiesplit og kapitalnedsættelse med ret til tegning af aktier a DKK 0,01 (=D6*10*0.2+D29): 268,048 Antal modnede warrants efter gennemførelse af aktiesplit og kapitalnedsættelse med ret til tegning af aktier a DKK 0,01 (=D9*10*0.2): 75,000 Antal umodnede warrants efter gennemførelse af aktiesplit og kapitalnedsættelse med ret til tegning af aktier a DKK 0,01 (=D10*10*0.2+D29): 193,048 *Markedsprisen for 1 ADS (repræsenterende to aktier af hver DKK 0,01) efter ex - dividende datoen beregnet som den vægtede (volumen) gennemsnitlige offentliggjorte lukkekurs over ti handelsdage fra og med den anden handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af udlodning fra kapitalnedsættelsen, til og med den 11. handelsdag efter den handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af udlodning fra kapitalnedsættelsen.

557 8 4 / T W E APPENDIX 3 TO ARTICLES OF ASSOCIATION OF FORWARD PHARMA A/S (CBR - NO. 28865880) I. BACKGROUND AND PURPOSE At the company's extraordinary general meeting on 2 August 2017 (the " EGM "), it was re - solved to (i) split the shares of the company into shares of each nominally DKK 0 . 01 , (ii) decrease the company's share capital by nominally DKK 3 , 774 , 719 . 92 ( 80 % reduction and annulment of shares) ; and (iii) distribute proceeds to the shareholders of EUR 19 . 45 per share of nominally DKK 0 . 10 , see the result summary attached hereto as sub - schedule A . The capital decrease and payment of proceeds to the company's shareholders were com - pleted on 1 September 2017 (The " Effective Date ") . The financial value of certain warrants and deferred share awards issued by the company to certain employees, board members and consultants, etc . of the group, was diluted by the resolutions adopted at the EGM . The affected awards that are comprised by the adjustments set out in this appendix 3 are : - warrants granted pursuant to articles 1.5, 1.6, 1.9, and 1.13 of appendix 1 to the com - pany's articles of association; - warrants granted pursuant to articles 1.1, 1.2, 1.3, 1.4, 1.5, 1.6, 1,7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 1.16, 1.17, 1.18, 1.19, 1.20, 1.21 1.22, and 1.23 of appen dix 2 to the company's articles of association; and - deferred share awards granted by the company prior to, and still in force as per, the date of the EGM (the " EGM Date ") (collectively the " Awards ") . The purpose of the adjustment of the terms and conditions governing the Awards (the " Award Terms ") and compensation of the holders of Awards (each an " Award Holder " and collectively the " Award Holders ") is basically to treat the Award Holders as if they had been shareholders in the company on the EGM Date .

9 II. ADJUSTMENT AND COMPENSATION PRINCIPLES Introduction Under the various Award Terms, the exercise price of the individual Awards is set out in either DKK or USD currency, and the proceeds were paid out to the shareholders in EUR on 1 September 2017 . In the outline below, all amounts are set out in EUR . Where a conver - sion of currency has taken place, the applicable exchange rates quoted by the Danish Na - tional Bank on the EGM Date have been used . The Awards consist of warrants (which entitle the Award Holder to subscribe for new shares in the company against payment of an exercise price) and deferred share awards (which entitle the Award Holder to, at the choice of the company, purchase existing shares or sub - scribe for new shares in the company against payment of par value of the shares) . Howev - er, the mechanics of the two types of Awards are, in relation to relevant adjustments to prevent financial dilution, identical and the following outline of adjustments and compensa - tion is applicable to both warrants and deferred share awards . The application of the principles set out in this appendix 3 is expected to result in the com - pany's payment of a total cash compensation to Award Holders in the amount of app . mEUR 36 . 2 . 1. General adjustment (regardless of vesting) The following adjustment shall be made to all Awards, regardless of vesting: (i) Adjustment of shares that may be subscribed for/purchased pursuant to the Award . An 80 % reduction of the nominal amount of the shares that an Award entitles the Award Holder to subscribe for or purchase (as the case may be) . Consequently, where an Award has hitherto entitled the Award Holder to subscribe or purchase (as the case may be) for a share of nominal DKK 0 . 10 , such Award will henceforth enti - tle the Award Holder to subscribe for/purchase two shares of nominally DKK 0 . 01 each (i . e . nominally DKK 0 . 02 in total) . (ii) Reduction of Exercise Price . Reduction of the exercise price for an Award by an amount corresponding to the distributed proceeds of EUR 19 . 45 per share of each nominally DKK 0 . 10 (the “ Proceeds ”), provided always, however, that the so re -

10 duced exercise price cannot be lower than par value of the share as per mandatory Danish company law . The Award Holder is hereby compensated by reduction of the Awards' exercise price by an amount equal to the original exercise less the de - creased exercise price (the " Exercise Price Compensation ") . Where the exercise price for an Award is equal to or higher than EUR 19 . 45 (less par value of DKK 0 . 10 ) per share of nominally DKK 0 . 01 , the decreased exercise price per share of nominally DKK 0 . 01 as per the Effective Date is : Total number of Awards allowing for subscription/purchase of shares of DKK 0.10 as per EGM Date * Decreased exercise price per share of DKK 0.10 Total number of Awards allowing for subscription/purchase of shares of DKK 0.01 as per Effective Date Since Awards in the form of deferred share awards shall always be exercised at par value, deferred share awards will not be subject to a reduction of the exercise price (other than what follows from the share split) . 2. Awards vested as per EGM Date In addition to the general adjustment under section 1, the following adjustment shall be made to that part (if any) of the Awards that has vested as per the EGM Date: (i) Cash Compensation . Where the exercise price of the vested part of an Award prior to the adjustment following from section 1 (ii) above was lower than EUR 19 . 45 (less par value) per share of nominally DKK 0 . 10 , a cash compensation per vested share shall be paid out to the Award Holder calculated as follows : Proceeds less Exercise Price Compensation less DKK 0.08 (equal to 80 % of the par value of share (pre share split)) See illustrative calculation example in sub - schedule B . 3. Awards not vested as per EGM Date In addition to the general adjustment under section 1, the following adjustment shall be made to that part (if any) of the Awards that has not vested as per the EGM Date:

11 (i) Right to Subscribe for Additional Shares . No cash compensation will be paid out to Award Holders on that part of the Awards that has not vested as per the EGM Date . Instead, it is proposed to compensate the Award Holder by the following adjustment of the unvested part of the Awards : Where the exercise price of the unvested part of an Award prior to the adjustment following from section 1 (ii) above was lower than EUR 19 . 45 (less par value) per share of nominally DKK 0 . 10 , then the number of unvested shares should be in - creased as follows : Uncompensated Amount (" UA ") * the number of unvested shares Subsequent Market Price per ADS (" SMPA ")/2 where: UA = Uncompensated amount per unvested share of DKK 0.10 calculated as Proceeds less Exercise Price Compensation less DKK 0.08 (equal to 80 % of the par value of share (pre share split)) SMPA = (a) EUR 5 . 054086 , being the market price of 1 ADS (representing two shares of DKK 0 . 01 each) following the ex - dividend date calculated as the volume weighted average quoted closing price over ten trading days beginning (and including) the 2 nd trading day where ADSs are trading without the right to receive dividends from the capital decrease and ending (and including) the 11 th trading day after the trading day where ADSs are trading without the right to receive dividends from the capital decrease less (b) DKK 0 . 02 . 4. Illustrative calculation example See sub - schedule B that includes an illustrative calculation example based on the above principles. I I I . AUTHORIZATION OF THE BOARD OF DIRECTORS The board of directors is authorized to:

12 ( i v ) utilize the adjustment and compensation principles set out in this appendix 3 and to supplement and make such modifications and adaptions hereof as, in the reasonable opinion of the board of directors, are necessary or desirable in order to utilize the adjustment and compensation principles set out in this appendix 3 in each particular case ; ( v ) prepare and complete the relevant adjustments of the Award Terms and to execu - tive and deliver all documents and agreements required in relation thereto; and ( v i ) pay out to the Award Holders the cash compensation amount being the consequence of the application of principles set out herein, including the utilisation of the board of directors' authorisation under this section III, in each case subject to the Award Holder's prior contractual consent, where required. --- Latest amendment of the articles of association, including appendices, was resolved on 24 April 2020.

13 Sub - schedule A Results of August 2017 Extraordinary Meeting of Shareholders An extraordinary meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on August 2 , 2017 at the Company’s offices, Østergade 24 A, 1 , 1100 Copenhagen K, Denmark (the “Shareholders’ Meeting”) . DKK 3 , 521 , 856 of the Company's share capital and 35 , 218 , 560 votes, respectively, were represented at the Shareholders’ Meeting . Results of the Shareholders’ Meeting were as follows : (a) Adoption of the proposal to make a share split in the ratio 1 / 10 and decrease the share capital at a premium rate and payment of the proceeds to the shareholders at a rate of EUR 19 . 45 per share of nominally DKK 0 . 10 (corresponding to EUR 2 . 43125 per share of nominally DKK 0 . 01 being annulled) by 35 , 218 , 560 votes in favour, and with 0 votes against and 0 abstentions . The proposal was adopted in the form proposed by the Board of Directors .

557 8 4 / T W E SUB - SCHEDULE B - ILLUSTRATIVE CALCULATION EXAMPLE Participant: Number of warrants allowing for subscription of shares of DKK 0.10: 90,000 Exercise Price (per share of DKK 0.10): USD 18.00 Percentage of warrants vested (as of EGM Date) (=15/36): 41.67% Number of vested warrants allowing for subscription of shares of DKK 0.10 (as of EGM Date) (=ROUNDDOWN(D6*D8;0)): 37,500 Number of unvested warrants allowing for subscription of shares of DKK 0.10 (as of EGM Date) (=D6 - D9): 52,500 Distribution of proceeds (per share of DKK 0.10): EUR 19.45 Distribution of proceeds (per share of DKK 0.10) converted to USD (=D12*D14/100): USD 23.01 Exchange rate USD/EUR as of the EGM Date: 118.29 Exchange rate DKK/USD as of the EGM Date: 628.83 Exchange rate DKK/EUR as of the date of the EGM Date: 743.84 Decreased Exercise Price (per share of DKK 0.10) (=MAX((D7 - D13);0.1)) DKK 0.10 Decreased Exercise Price (per share of DKK 0.01) (=D18/10) DKK 0.01 Amount compensated by reduction of Exercise Price (per share of DKK 0.10) (=(D7 - D18/D15*100)/D14*100) EUR 15.20 Amount payable in cash (per vested share of DKK 0.10) (=(D12 - D20) - ((0.1/D16*100)*0.8)) EUR 4.23585 Compensation (=D9*D22): EUR 158,844.33 Market price* of 1 ADS (representing two shares of DKK 0.01 each) following the ex - dividend date (see note below for determination of market price for this purpose): USD 5.9784787480 Market price* of 1 ADS (representing two shares of DKK 0.01 each) following the ex - dividend date converted to EUR (=D25/D14*100): EUR 5.05408635 Uncompensated amount per unvested share of DKK 0.10 (=(D12 - D20) - ((0.1/D16*100)*0.8)): EUR 4.23585 Uncompensated amount for all unvested shares of DKK 0.10 each (=D10*D27): EUR 222,382.06 Number of Additional Shares of DKK 0.01 each (=D28/(D26/2 - 0.01/D16*100)): 88,048 Number of warrants following completion of share split and capital decrease allowing for subscription of shares of DKK 0.01 (=D6*10*0.2+D29): 268,048 Number of vested warrants following completion of share split and capital decrease allowing for subscription of shares of DKK 0.01 (=D9*10*0.2): 75,000 Number of unvested warrants following completion of share split and capital decrease allowing for subscription of shares of DKK 0.01 (=D10*10*0.2+D29): 193,048 *The market price of 1 ADS (representing two shares of DKK 0.01 each) following the ex - dividend date has been calculated as the volume weighted average quoted closing price over ten trading days beginning (and including) the 2nd trading day where ADSs are trading without the right to receive dividends from the capital decrease and ending (and includ - ing) the 11th trading day after the trading day where ADSs are trading without the right to receive dividends from the capital decrease.

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